1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2002

China Unicom Limited
(Translation of registrant’s name into English)

10-12/F Office Tower 1 Henderson Center 18 Jian Guo Men Nei Avenue Beijing, China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                         .)

EXHIBITS

Exhibit Number

1.1	Shareholder circular in relation to the acquisition of cellular telecommunications business and connected transactions, dated November 29, 2002.

FORWARD-LOOKING STATEMENTS

The Circular, dated as of November 29, 2002, of the Company, constituting Exhibit 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, (i) certain information relating to the proposed acquisition by the Company of Unicom New Century (BVI) Limited, a company incorporated in the British Virgin Islands, from the Company’s controlling shareholder, China Unicom (BVI) Limited, and the potential effect of the acquisition on the Company, and (ii) those relating to the Company’s strategy and future plan and targets, its capital expenditure plan, its future business condition and financial results, its abilities to expand network capacity and increase network efficiency, ability to develop new technology applications and offer new services, and its ability to realize such advantages and successfully execute its CDMA-related strategy, its ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets, future growth of market demand for its services, and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the Company’s current views with respect to future events.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the completion of the acquisition and related transactions as planned, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities in China, the effects of competition on the demand and price of the Company’s telecommunications services, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  In addition, the Company’s future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or availability of additional spectrum and the adequate and timely supply of equipment when required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: December 4, 2002	By:	/s/ Tan Xinghui

Tan Xinghui

Executive Director and Vice President

IMPORTANT

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for the sole purpose of the extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

CONNECTED TRANSACTIONS

AND

RENEWAL OF WAIVER FOR EXISTING CONNECTED TRANSACTIONS

Financial Advisers to
China Unicom Limited

Morgan Stanley Dean Witter Asia Limited	China International Capital Corporation (Hong Kong) Limited

Independent Financial Adviser to the
Independent Board Committee

Lehman Brothers Asia Holdings Limited

A letter from the Independent Board Committee of China Unicom Limited is set out on pages 45 to 46 of this circular. A letter from Lehman Brothers Asia Holdings Limited containing its advice to the Independent Board Committee is set out on pages 47 to 69 of this circular.

A notice dated 29 November 2002 convening an extraordinary general meeting of the Company to be held at Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, One Pacific Place, 88 Queensway, Hong Kong on 23 December 2002 at 3:00 p.m. is set out on pages 142 to 143 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

29 November 2002

CONTENTS

Definitions

Letter from the Chairman

1.	Introduction

2.	Treatment of Future Connected Transactions of the Company after the A Share Offering

3.	Acquisition of the Target Holding Company

4.	Reasons for and Benefits of the Acquisition

5.	Unaudited Pro Forma Financial Information of the Combined Group

6.	Summary Operating and Other Data

7.	Prospective Financial and Operating Information in Respect of the Target Company

8.	Relationship with Unicom Group

9.	Prospective Connected Transactions

10.	Renewal of Waiver Granted for the Existing Connected Transactions

11.	Extraordinary General Meeting

12.	Recommendation of the Independent Board Committee

13.	Additional Information

Letter from the Independent Board Committee

Letter from Lehman Brothers

Appendix I — Further Information on the Target Company

Appendix II — Accountants’ Report

Appendix III — Financial Information of the Group

Appendix IV — Financial Information of the Combined Group

Appendix V — Profit Forecast

Appendix VI — General Information

Notice of the Extraordinary General Meeting

i

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2-Step Approach”

the approach to be adopted in the entering into of all future connected transactions of the Company, details of which are set out in the section headed “Letter from the Chairman — Treatment of Future Connected Transactions of the Company after the A Share Offering”

“A Share Company”	China United Telecommunications Corporation Limited, a company incorporated in the PRC on 31 December 2001, whose shares are listed on the Shanghai Stock Exchange

“A Share Offering”	the issue of A Shares to natural persons and institutional investors in China by the A Share Company and the listing and trading of A Shares on the Shanghai Stock Exchange completed on 9 October 2002

“A Share Prospectus”	the prospectus of the A Share Company in respect of the A Share Offering issued on 17 September 2002

“Acquisition”	the proposed acquisition by the Company of the entire issued share capital of the Target Holding Company pursuant to the Acquisition Agreement, as further described in this circular

“Acquisition Agreement”	the conditional sale and purchase agreement dated 20 November 2002 between Unicom BVI, the Company and Unicom Group relating to the Acquisition

“ADSs”	American Depositary Shares

“Associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of directors of the Company

“Capacity”	capacity on the CDMA Network measured in terms of total number of subscribers, including all additional Capacity to be delivered pursuant to the CDMA Lease Agreement

“CCF Arrangements”

the cooperation agreements entered into between the predecessor companies of the Target Company and certain PRC contractual joint venture companies (the CJVs) in relation to their development of cellular networks in the PRC. Each CJV was established by one or more PRC enterprises with one or more foreign parties. The cooperation agreements between the predecessor companies of the Target Company and the CJVs are hereinafter referred to as the China-China-Foreign Arrangements

“CDMA”

Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, and including all upgrades to such technology from time to time

“CDMA 1X”	a cellular telecommunication technology which will be used for provision of medium and high speed data services

“CDMA Lease Agreement”	the conditional lease agreement dated 20 November 2002 between Unicom New Horizon and the A Share Company relating to the leasing of Capacity on the CDMA Network

“CDMA Transfer Agreement”	the agreement dated 20 November 2002 between the A Share Company and the Target Company relating to the transfer of the A Share Company’s rights and obligations under the CDMA Lease Agreement

“CDMA Network”

the CDMA mobile telecommunications network constructed by Unicom New Horizon in the Target Services Areas, including all subsequent network re-configuration, upgrades, enhancement, modifications and additional infrastructure constructed after the date of the CDMA Lease Agreement in the Target Service Areas

“Chesterton Petty”	Chesterton Petty Limited, a chartered surveyor and independent property valuer to the Company

“China Mobile”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC

“CICC”

China International Capital Corporation (Hong Kong) Limited, a registered investment adviser under the Securities Ordinance and financial adviser to the Company in respect of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions

“Combined Group”	the Group and the Target Company

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

“Company”	China Unicom Limited, a limited liability company incorporated in Hong Kong whose Shares are listed on the Hong Kong Stock Exchange and whose ADSs are listed on the New York Stock Exchange

“CSRC”	China Securities Regulatory Commission

“CUCL”	China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company

“CUCL Services Agreement”	the services agreement between CUCL and Unicom Group dated 25 April 2000 in relation to certain Existing Connected Transactions of the Company

“Directors”	the directors of the Company

“Existing Connected Transactions”

certain connected transactions between a member of the Group and Unicom Group for which a waiver from strict compliance with the relevant requirements of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange in its letter of 21 July 2000 to the Company. The Existing Waiver will expire on 31 December 2002 and the Company has applied to the Hong Kong Stock Exchange for a new waiver from the strict compliance with the relevant requirements of the Hong Kong Listing Rules for such transactions. Details of such transactions are set out in the section headed “Letter from the Chairman — Renewal of Waiver Granted for the Existing Connected Transactions”

“Existing Waiver”

the waiver from strict compliance with the relevant requirements of the Hong Kong Listing Rules granted by the Hong Kong Stock Exchange in its letter of 21 July 2000 to the Company in respect of the Existing Connected Transactions, subject to certain conditions as set out in the letter

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 23 December 2002, notice of which is set out at the end of this circular, or any adjournment thereof

“Group”	the Company and its subsidiaries from time to time

“GSM”	global cellular system for mobile communications, based on digital transmission and cellular network architecture with roaming function

“Guoxin Paging”	Guoxin Paging Corporation Limited, a company incorporated in the PRC and a wholly-owned subsidiary of CUCL

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”

the committee of Directors, consisting of Lee Hon Chiu and Wu Jinglian, who are independent non-executive Directors, and C. James Judson, who is an alternate director to independent non-executive Director, Craig O. McCaw, formed to advise the Independent Shareholders in respect of the terms of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions

“Independent Shareholders”	Shareholders other than Unicom BVI and its Associates

“IP”	Internet Protocol, the open protocol used for Internet and on many LANs and WANs

“IPO”	the initial public offering of the Shares of the Company in June 2000

“IP telephony”	a voice service transmitted through IP networks

“Latest Practicable Date”	25 November 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Lehman Brothers”

Lehman Brothers Asia Holdings Limited, an investment adviser registered under the Securities Ordinance and independent financial adviser to the Independent Board Committee in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions

“Listed Service Areas”	Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei provinces and Beijing, Shanghai and Tianjin municipalities

“MII”	the Ministry of Information Industry of the PRC, or where the context so requires, its predecessor, the former Ministry of Posts and Telecommunications

“MOF”	the Ministry of Finance of the PRC

“MOFTEC”	the Ministry of Foreign Trade and Economic Cooperation of the PRC

“Morgan Stanley”

Morgan Stanley Dean Witter Asia Limited, a registered investment adviser and a registered dealer under the Securities Ordinance and financial adviser to the Company in respect of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions

“PRC” or “China”

The People’s Republic of China. Except where the context otherwise requires, references in this circular to the PRC or China exclude Hong Kong, Macau Special Administrative Region of the PRC and Taiwan

“Pre-Global Offering Share Option Scheme”

the pre-global offering share option scheme adopted by the Company on 1 June 2000 prior to the IPO on the Hong Kong Stock Exchange and was subsequently amended after shareholders’ approval was obtained on 13 May 2002

“PricewaterhouseCoopers”	PricewaterhouseCoopers, certified public accountants in Hong Kong and reporting accountants to the Target Company

“Prospective Connected Transactions”

(1) in relation to the A Share Company, the transactions to be entered into between (a) Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) and (b) the A Share Company or Unicom BVI in relation to the A Share Company, and (2) in relation to the Company, the transactions to be entered into between (a) the Company or its subsidiaries and (b) the A Share Company or Unicom BVI, in each case, in accordance with the 2-Step Approach, details of which are set out in the section headed “Letter from the Chairman — Prospective Connected Transactions”

“Prospectus”	the prospectus issued by the Company on 13 June 2000

“Restructuring”

the successive steps whereby Unicom Group transferred the Target Assets to the Target Company, followed by the transfer of the entire issued share capital of the Target Company to the Target Holding Company

“RMB”	Renminbi, the lawful currency of China

“SDI Ordinance”	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)

“Securities Ordinance”	the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

“Shanghai Stock Exchange”	Shanghai Stock Exchange of the PRC

“Share(s)”	share(s) of HK$0.10 each in the capital of the Company

“Share Option Scheme”	the share option scheme adopted by the Company on 1 June 2000, as amended after shareholders’ approval was obtained on 13 May 2002

“Shareholders”	the shareholders of the Company

“State Council”	the State Council of the PRC

“Target Assets”	the businesses, assets and liabilities of Unicom Group relating to mobile telecommunications services in the Target Service Areas (including the GSM businesses and assets and the CDMA businesses)

“Target Company”

Unicom New Century Telecommunications Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Target Holding Company. In respect of any time prior to the incorporation of the Target Company, references to the “Target Company” are to the telecommunications businesses in which the predecessors of the Target Company were engaged and which were subsequently assumed by the Target Company pursuant to the Restructuring

“Target Holding Company”	Unicom New Century (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of UCBVI

“Target Service Areas”

Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Chongqing municipality and the Guangxi Zhuang and Xinjiang Uygur autonomous regions in the PRC in which the Target Company provides mobile telecommunications services

“UCBVI”	Unicom Centenarian (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Unicom Group

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands and the immediate controlling shareholder of the Company

“Unicom BVI Acquisition”	the proposed acquisition by Unicom BVI of the entire issued share capital of the Target Holding Company pursuant to the Unicom BVI Acquisition Agreement, as further described in this circular

“Unicom BVI Acquisition Agreement”	the conditional sale and purchase agreement dated 20 November 2002 between UCBVI, Unicom Group and Unicom BVI relating to the Unicom BVI Acquisition

“Unicom Group”

China United Telecommunications Corporation, a state-owned enterprise established under the laws of the PRC. Except where the context otherwise requires, this reference includes all of its subsidiaries, excluding the Group

“Unicom New Horizon”	Unicom New Horizon Telecommunications Corporation Limited, a company incorporated in the PRC and a wholly-owned subsidiary of Unicom Group

“Unicom Paging”	Unicom Paging Telecommunications Corporation, a company incorporated in the PRC and a wholly-owned subsidiary of Unicom Group

“Unicom Xingye”	Unicom Xingye Science and Technology Trade Co. Ltd., a 95% subsidiary of Unicom Group

“U.S. dollars” or “US$”	United States dollars, the lawful currency of the United States of America

For your convenience, this circular contains translations between Renminbi amounts and U.S. dollars at RMB 8.2771 = US$1, between Renminbi amounts and Hong Kong dollars at RMB 1.0612 = HK$1, and between Hong Kong dollar amounts and U.S. dollars at HK$7.7994 = US$1, being the exchange rates prevailing on 28 June 2002. The translations shall not be taken as representations that the Renminbi and Hong Kong dollar amounts could actually be converted into U.S. dollars or Hong Kong dollars at those rates, or at all.

For the purpose of this circular, cellular penetration rates represent the estimated total number of cellular subscribers (including China Mobile’s subscribers) divided by the total population.

LETTER FROM THE CHAIRMAN

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Executive Directors: Yang Xian Zu Wang Jianzhou Shi Cuiming Lo Wing Yan, William Tan Xinghui

Registered Office: 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong

Non-Executive Directors: Ge Lei

Independent Non-Executive Directors: Lee Hon Chiu Wu Jinglian Craig O. McCaw

Alternate Director to Craig O. McCaw: C. James Judson

29 November 2002

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS
ACQUISITION OF CELLULAR BUSINESSES FROM UNICOM GROUP AND
RENEWAL OF WAIVER FOR THE EXISTING CONNECTED TRANSACTIONS

1.             Introduction

On 20 November 2002, the Board announced that the Company had entered into the Acquisition Agreement with Unicom BVI to acquire the entire issued share capital of the Target Holding Company. Certain Prospective Connected Transactions have been entered into by Unicom Group and the Target Company as a result of the Acquisition. In addition, the Company has applied to the Hong Kong Stock Exchange for a new waiver in respect of the Existing Connected Transactions.

The purpose of this letter is to provide you with further information relating to the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions and to seek your approval of the ordinary resolutions set out in the notice of the Extraordinary General Meeting on pages 142 to 143 of this circular. The recommendation of the Independent Board Committee to the Independent Shareholders is set out on pages 45 to 46 of this circular.

(a)           The Acquisition

On 20 November 2002, the Board announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire, and Unicom BVI (the Company’s immediate controlling shareholder) agreed to sell, the entire issued share capital of the Target Holding Company, subject to satisfaction (or waiver) of certain conditions. The total purchase price of the Acquisition amounts to HK$4,523,181,304 (RMB4.8 billion). As of 30 June 2002, the aggregate amount of the net indebtedness of the Target Holding Company’s wholly-owned subsidiary, the Target Company, was HK$16.7 billion (RMB17.7 billion). The Company will use its existing internal cash resources to finance the Acquisition. Taking into account the above net indebtedness and the total purchase price of the Acquisition, the enterprise value of the Target Company is HK$21.2 billion (RMB22.5 billion).

As at the Latest Practicable Date, Unicom BVI owns 77.47% of the issued share capital of the Company. As Unicom BVI is a substantial shareholder of the Company (and thus a connected person of the Company) within the meaning of the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction for the Company under the Hong Kong Listing Rules.

(b)           Prospective Connected Transactions

As a result of the Acquisition, the Target Company has entered into arrangements with the Company’s substantial shareholders or their Associates, which will constitute connected transactions for the Company under the Hong Kong Listing Rules. Details of these arrangements are set out in the section headed “Prospective Connected Transactions” in this letter.

(c)           Renewal of Waiver for the Existing Connected Transactions

On 9 June 2000, the Company made an application for a waiver to the Hong Kong Stock Exchange from strict compliance with the relevant requirements of the Hong Kong Listing Rules in respect of the Existing Connected Transactions. Subsequently, the Hong Kong Stock Exchange granted the Existing Waiver to the Company in its letter dated 21 July 2000, subject to certain conditions set out in the letter. The Existing Waiver will expire on 31 December 2002 and the Company has applied to the Hong Kong Stock Exchange for a new waiver in respect of the Existing Connected Transactions. Approval from Independent Shareholders is required in order to continue the Existing Connected Transactions. Details of the Existing Connected Transactions are set out in the section headed “Renewal of Waiver Granted for the Existing Connected Transactions” in this letter.

(d)           Independent Shareholders’ Approval and Independent Financial Adviser

The Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions require the approval of the Independent Shareholders at the Extraordinary General Meeting at which Unicom BVI and its Associates will abstain from voting.

The Company has established an Independent Board Committee to advise the Independent Shareholders in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions. Lehman Brothers has been retained as the independent financial adviser to the Independent Board Committee and a copy of its letter of advice is set out on pages 47 to 69 of this circular.

(e)           Financial Advisers

Morgan Stanley Dean Witter Asia Limited and China International Capital Corporation (Hong Kong) Limited are the financial advisers to the Company in respect of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions.

(f)            Unicom BVI Acquisition and Prospective Connected Transactions

On 20 November 2002, the day on which the Company announced the Acquisition and the Prospective Connected Transactions, the board of directors of the A Share Company announced that Unicom BVI had entered into the Unicom BVI Acquisition Agreement with UCBVI to acquire the entire issued share capital of the Target Holding Company for a total purchase price of HK$4,523,181,304 (RMB4.8 billion). In addition, the Company also announced that the Prospective Connected Transactions had been entered into.

(g)           2-Step Approach and General Meeting of the Shareholders of the A Share Company

The announcement issued by the Company on 17 September 2002 regarding the A Share Offering outlined the treatment of future connected transactions that may be entered into between Unicom Group or its subsidiaries (not including the A Share Company and its subsidiaries), on one hand, and the Company or its subsidiaries, on the other hand, after the A Share Offering (the Future Connected Transactions ). Details of such treatment are set out in the section headed “Treatment of Future Connected Transactions of the Company after the A Share Offering” in this letter. Details of the application of the 2-Step Approach (as defined below in the section headed “Treatment of Future Connected Transactions of the Company after the A Share Offering”) in the Acquisition and the Prospective Connected Transactions are set out in this letter. In accordance with the 2-Step Approach, the approval of the independent shareholders of the A Share Company is also required for the Unicom BVI Acquisition and the Prospective Connected Transactions.

A notice of the general meeting of the shareholders of the A Share Company to be held in Shenzhen, PRC, on 23 December 2002 at 9:00 a.m. was published in the newspaper in the PRC on 21 November 2002 at which resolutions will be proposed by the Board of the A Share Company to approve the Unicom BVI Acquisition and the Prospective Connected Transactions. BOCI Securities Limited has been retained as the independent financial adviser to the A Share Company in respect of the Unicom BVI Acquisition and the Prospective Connected Transactions.

2.            Treatment of Future Connected Transactions of the Company after the A Share Offering

(a)           17 September 2002 Announcement

The announcement issued by the Company on 17 September 2002 regarding the A Share Offering outlined the treatment of the Future Connected Transactions. As described in the announcement, a Future Connected Transaction will also be considered a connected transaction under PRC laws and regulations and the listing rules of the Shanghai Stock Exchange. As a result, the entering into of the Future Connected Transactions will be subject to the approval of the independent shareholders of the A Share Company. However, given the A Share Company is an Associate of Unicom Group and therefore a connected person of the Company, the A Share Company (through Unicom BVI) should not be entitled to participate in, or otherwise exercise influence on, the voting on such connected transactions at the relevant extraordinary general meeting of the Company for the purposes of the Hong Kong Listing Rules.

(b)           Details of the 2-Step Approach

To address the particular concern arising from the A Share Company’s rights to participate in, or otherwise exercise influence on, the approval of the Company’s connected transactions, the Company has confirmed to the Hong Kong Stock Exchange that all Future Connected Transactions are to be carried out in two separate steps (the 2-Step Approach) so that a Future Connected Transaction will be structured to consist of an initial agreement and a further agreement. The initial agreement will be a connected transaction insofar as the A Share Company is concerned (see (1) below). Such connected transaction would only be implemented with the approval of the Independent Shareholders (in addition to that of the A Share Company’s independent shareholders). The further agreement, being the second component of the Future Connected Transaction and a connected transaction insofar as the Company is concerned, will simultaneously be submitted to the Independent Shareholders for approval (see (2) below). Under the 2-Step Approach, the A Share Company will not be able to participate in or otherwise exercise influence on the approval by the Company’s shareholders of the further agreement. The 2-Step Approach is discussed in greater detail below:

(1)                                 the entering into of an initial agreement (the Initial Agreement) in connection with the possible connected transaction between Unicom Group or its subsidiaries (not including the A Share Company or any of its subsidiaries) and the A Share Company or Unicom BVI. This will constitute a connected transaction of the A Share Company but not of the Company. The Initial Agreement will contain the following terms:

(i)                                    the completion of the Initial Agreement will be subject to:

•                                         the successful transfer of all rights and obligations of the A Share Company or Unicom BVI under the Initial Agreement to the Company or its subsidiaries; and

•                                         the approval of Independent Shareholders of the Further Agreement (as defined below).

(ii)                                 Unicom Group or its subsidiaries (not including the A Share Company or any of its subsidiaries) will agree and acknowledge that all the rights and obligations under the Initial Agreement can be transferred to the Company or its subsidiaries and no further consent from Unicom Group for such transfer is required.

(2)                                 the entering into of a further agreement between the A Share Company or Unicom BVI and the Company or its subsidiaries (the Further Agreement ) to transfer all the rights and obligations of the A Share Company or Unicom BVI under the Initial Agreement to the Company or its subsidiaries. This will constitute a connected transaction of the Company under the Hong Kong Listing Rules, but not a connected transaction of the A Share Company requiring independent shareholders’ approval under existing PRC laws and regulations and listing rules of the Shanghai Stock Exchange.

(c)           Effect of the 2-Step Approach

If Independent Shareholders do not approve the Further Agreement, completion of the Initial Agreement will not take place and the Future Connected Transaction will not proceed as the shareholders’ resolution of the A Share Company is conditional upon the Independent Shareholders approving the Further Agreement. However, if the independent shareholders of the A Share Company do not approve the resolution in the first place, then the pre-conditions contained in both the Initial Agreement and the Further Agreement cannot be fulfilled and the Future Connected Transaction will not proceed.

The 2-Step Approach will be applied in the arrangements regarding the Acquisition and the Prospective Connected Transactions. Further details of the arrangements following the 2-Step Approach are set out in the individual descriptions of the connected transactions.

3.            Acquisition of the Target Holding Company

The Company wishes to acquire the Target Holding Company for the reasons set out in the section headed “Reasons for and Benefits of the Acquisition” below. In accordance with the 2-Step Approach, the acquisition will be structured to comprise the Unicom BVI Acquisition and the Acquisition.

(a)           Corporate Structure Immediately Before the Unicom BVI Acquisition

Set out below is the corporate structure of the Company and its principal subsidiaries immediately before the Unicom BVI Acquisition. By way of background, the Target Company acquired the Target Assets from Unicom Group with effect from 16 July 2002. This acquisition was followed by a series of equity transfers of the registered capital of the Target Company to the Target Holding Company.

(b)           The Target Holding Company and the Target Company

The Target Holding Company

The Target Holding Company, a British Virgin Islands limited liability company, was incorporated on 23 October 2002. The Target Holding Company is an intermediary holding company wholly-owned by UCBVI, which is in turn wholly-owned by Unicom Group. Since the completion of the Restructuring, the Target Holding Company has been the legal and beneficial owner of the entire registered capital of the Target Company.

The Target Company

The Target Company is one of the two mobile telecommunications service providers operating in the Target Service Areas, comprised of Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Chongqing municipality, Guangxi Zhuang Autonomous Region and Xinjiang Uygur Autonomous Region in the PRC.

As of 30 June 2002, the Target Company had a total of 12.790 million cellular subscribers with a market share of 31.7% as compared to 9.563 million subscribers and a 29.7% market share as at 31 December 2001. The number of cellular subscribers of the Target Company and the market share and cellular penetration rate in each of the Target Service Areas as of 30 June 2002 are set out below. Further information and data are set out in Appendix I.

Province/Municipality/ Autonomous Region	Cellular penetration rate	Total number of subscribers			Market share
		GSM	CDMA	TOTAL
		(thousands)
Jilin	16.1%	1,489	16	1,505	35.0%
Heilongjiang	14.6%	1,878	101	1,980	35.0%
Jiangxi	9.4%	1,187	32	1,218	30.7%
Henan	6.3%	1,584	49	1,633	26.8%
Shaanxi	9.8%	1,211	36	1,246	34.4%
Sichuan	8.4%	2,186	35	2,221	29.9%
Chongqing	10.6%	1,037	21	1,058	32.3%
Guangxi	6.9%	1,002	15	1,017	29.8%
Xinjiang	13.7%	882	29	911	35.8%
Total	9.4%	12,456	334	12,790	31.7%

(c)           Unicom BVI Acquisition

The Unicom BVI Acquisition involves the sale by UCBVI to Unicom BVI of the entire issued share capital of the Target Holding Company for a total purchase price of HK$4,523,181,304 (RMB4.8 billion). As of 30 June 2002, the aggregate amount of the net indebtedness of the Target Company was HK$16.7 billion (RMB17.7 billion). Taking into account the above net indebtedness and the total purchase price of the Unicom BVI Acquisition, the enterprise value of the Target Company is HK$21.2 billion (RMB22.5 billion). Completion of the Unicom BVI Acquisition is subject to the satisfaction (or waiver) of the following conditions:

(i)                                    the passing of resolutions by the Independent Shareholders at the Company’s general meeting approving the Acquisition and the Prospective Connected Transactions;

(ii)                                 the passing of resolutions by the independent shareholders of the A Share Company at the A Share Company’s general meeting approving the Unicom BVI Acquisition and the Prospective Connected Transactions;

(iii)                              there having been no material adverse change to the financial conditions, business operations or prospects of the Target Holding Company or the Target Company; and

(iv)                             the receipt by the A Share Company of all necessary approvals from relevant PRC regulatory authorities.

Set out below is the corporate structure of the Company and its principal subsidiaries immediately after the Unicom BVI Acquisition.

(d)           The Acquisition

The Acquisition

The Acquisition involves the acquisition by the Company from Unicom BVI of the entire issued share capital of the Target Holding Company for a total purchase price of HK$4,523,181,304 (RMB4.8 billion). The aggregate amount of the net indebtedness of the Target Holding Company’s wholly-owned subsidiary, the Target Company, as at 30 June 2002 was HK$16.7 billion (RMB17.7 billion). Taking into account the above net indebtedness and the total purchase price of the Acquisition, the enterprise value of the Target Company is HK$21.2 billion (RMB22.5 billion). Upon the completion of the Acquisition, the Target Company will become an indirectly wholly-owned subsidiary of the Company.

The terms of the Acquisition were negotiated on an arm’s length basis and included representations and warranties in favour of the Company and provisions providing for liability for breach of the representations and warranties, pre-completion undertakings from Unicom BVI and circumstances in which the Company may rescind the Acquisition Agreement. Unicom BVI has given the Company additional protection by way of a tax indemnity indemnifying the Company, the Target Company and the Target Holding Company against certain tax-related loss or liability they may suffer following the Acquisition. The purchase price for the Acquisition was determined based on various factors, including the prospective profit contributions of the Target Company to the Combined Group, the quality of the Target Assets, their growth prospects, their earnings potential, the competitive advantages in their respective markets and the relevant valuation benchmarks.

The total purchase price for the Acquisition will represent a multiple of 10.4 times the 2002 forecast net profit of RMB460 million (equivalent to approximately HK$434 million based on the prevailing rate at 12:00 noon (New York City time) on the day which is two business days immediately preceding the date of the Acquisition Agreement) and 7.4 times the 2003 forecast net profit of RMB650 million (equivalent to approximately HK$613 million based on the prevailing rate at 12:00 noon (New York City time) on the day which is two business days immediately preceding the date of the Acquisition Agreement) of the Target Company. Such forecasts are prepared in compliance with the requirements regarding profit forecasts set out in Chapter 11 of the Hong Kong Listing Rules. The number of cellular subscribers of the Target Company is estimated to reach 16.41 million as of 31 December 2002. The forecast net profits and the number of cellular subscribers of the Target Company are based on certain prospective financial and operating information prepared by the Company and the Target Company.

The Board takes the view that the total purchase price for the Acquisition payable by the Company for the Target Holding Company and the other terms of the Acquisition are fair and reasonable, on normal commercial terms and that the Acquisition is in the best interests of the Company and its investors.

Set out below is the corporate structure of the Company and its principal subsidiaries immediately after the completion of the Acquisition.

Further information on the Target Company is set out in Appendix I.

Financing of the Acquisition

The total purchase price for the Acquisition is HK$4,523,181,304 million (RMB4.8 billion), payable in cash by the Company. The Company will use its existing internal cash resources to finance the Acquisition.

Conditions for Completion of the Acquisition

Completion of the Acquisition is conditional upon the fulfilment (to the reasonable satisfaction of the Company) (or waiver) of the following conditions, among others, on or before 30 June 2003 or such later date as Unicom BVI and the Company may agree:

(i)                                    the passing of resolutions by the independent shareholders of the A Share Company at the A Share Company’s general meeting approving the Unicom BVI Acquisition and the Prospective Connected Transactions;

(ii)                                 the passing of resolutions by the Independent Shareholders at the Company’s general meeting approving the Acquisition and the Prospective Connected Transactions;

(iii)                              there having been no material adverse change to the financial conditions, business operations or prospects of the Target Holding Company or the Target Company;

(iv)                             the receipt by the Company of all necessary approvals from relevant PRC regulatory authorities; and

(v)                                the completion of the Unicom BVI Acquisition.

A number of PRC regulatory approvals for the Unicom BVI Acquisition and the Acquisition have been obtained, including those from the MII, the MOF and the MOFTEC. Unicom Group and the Company are in the process of obtaining approvals from the State Development Planning Commission in respect of the Restructuring and from the CSRC in respect of the Unicom BVI Acquisition and the Acquisition. The Company does not anticipate material obstacles in obtaining such approvals.

The Target Company currently has a business licence as a domestic limited liability company. Following approval by the MOFTEC of its conversion into a wholly foreign-owned enterprise, the Target Company shall complete the relevant procedures with the State Administration for Industry and Commerce for the amendment of its business licence.

The Acquisition will be completed following the satisfaction (or waiver) of the above conditions, and is expected to take place on such date as may be agreed between Unicom BVI and the Company. If any of the above-mentioned conditions is not satisfied or waived by 30 June 2003, or such other date as Unicom BVI and the Company may agree, the Acquisition Agreement will lapse.

The Company has the right to terminate the Acquisition Agreement if at any time after signing of the Acquisition Agreement and before the completion of the Acquisition, there is a significant adverse change in the market price of the Shares of the Company and the Company is of the opinion that it will not be in the interests of its Shareholders as a whole to proceed with the Acquisition.

4.            Reasons for and Benefits of the Acquisition

The Company believes that the Acquisition should offer new and important opportunities for the Group to strengthen its market position, enhance its competitive strength and improve its financial performance and management efficiency so as to benefit further from the sustained growth of the Chinese cellular telecommunications industry.

(a)           Expansion of the geographical coverage of the Group

The Acquisition will expand the geographical coverage of the Group’s cellular business operations. This expansion will further enhance the market position and competitiveness of the Group in the Chinese cellular telecommunications market. The Company believes that the Acquisition will enhance the growth potential for the Group’s cellular business. The number of cellular subscribers of the Target Company in the Target Service Areas has experienced rapid growth in recent years. Its total number of cellular subscribers increased from 4.227 million at the end of 2000 to 12.790 million at the end of June 2002. This increase represents a compound annual growth rate of 109.2%, which is higher than that seen in the Group’s existing Listed Service Areas during the same period. In addition, the cellular penetration rate in the Target Service Areas increased from 4.5% to 9.4% during the same period. With the expanded coverage resulting from the Acquisition, the Combined Group’s cellular subscribers will increase from 34.069 million (representing 30.0% of the total number of cellular subscribers within its service areas as of such date) to 46.859 million (representing 30.4% of the total number of cellular subscribers within its expanded service areas as of such date) on a pro forma combined basis taking into account the Acquisition as if it had been completed. After the Acquisition, the total population within the Combined Group’s cellular business coverage at the end of 2001 will increase from 594 million (representing 46.6% of the total population in China at the end of 2001) to 1,017 million (representing 79.7% of the total population of China at the end of 2001). The Company believes that the Acquisition will enable the Group to accelerate the growth of its cellular telecommunications business and to attain a stronger market position to benefit from the market potential offered by an expanded geographical coverage.

(b)           Revenue and profit growth

The Company believes that the Group’s revenue and profit growth will improve as a result of the Acquisition. The Acquisition will increase the percentage of the Group’s total revenue attributable to cellular business, which has historically shown higher revenue growth and better margins compared to the Group’s other telecommunications businesses. At the same time, the expanded coverage will enable the Company to benefit from network economies of scale and reductions in network operating costs as traffic within the networks of the Combined Group increases.

(c)           Improving management efficiency

The Company believes that the Acquisition will enable the Group to reduce the value of certain Existing Connected Transactions with Unicom Group, including the interconnection arrangements and arrangements regarding the leasing of transmission line capacity. In addition, the Acquisition will centralise investment planning, enhance efficiency in financial management and further improve the Combined Group’s corporate governance and management standards.

5.            Unaudited Pro Forma Financial Information of the Combined Group

The following selected Unaudited Pro Forma Income Statement is extracted from Appendix IV of this circular, “Financial Information of the Combined Group”. In preparing these Unaudited Pro Forma financial information, the Unaudited Pro Forma Income Statement of the Combined Group for the six months ended 30 June 2002 gives effect to the Acquisition as if such Acquisition had taken place on 1 January 2002. In addition, the Unaudited Pro Forma Income Statement of the Combined Group is based upon the historical combined financial statements of the Target Company and the consolidated financial statements of the Group after giving effect to Pro Forma adjustments described in the accompanying notes.

Such Unaudited Pro Forma Financial Information of the Combined Group does not purport to represent what the results of operations of the Combined Group would actually have been if the events described above had in fact occurred at 1 January 2002 or any other date or to project the net profit of the Combined Group for any future period.

The following selected unaudited Pro Forma Income Statement of the Combined Group should be read in conjunction with the financial information included in this circular.

	For the six months ended 30 June 2002
	Pre-Acquisition		Post Acquistion
			Pro Forma Adjustments
	Target Company	The Group	Interest Income	Amortisation of Goodwill	Others	Combined Pro Forma
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			Note (a)	Note (b)	Note (c)
Operating revenue	4,867,249	17,990,844			(997,121)	21,860,972
Operating expenses:	(4,103,912)	(14,555,415)		(63,778)	985,819	(17,737,286)
Including: Depreciation and amortisation(1)	(1,313,059)	(5,347,998)		(63,778)		(6,724,835)
Operating profit	763,337	3,435,429		(63,778)	(11,302)	4,123,686
Interest income	4,894	266,658	(37,920)			233,632
Finance costs	(397,625)	(761,267)				(1,158,892)
Other income, net	1,825	42,158				43,983
Profit attributable to shareholders	169,476	2,251,530	(37,920)	(63,778)	25,432	2,344,740
Basic and diluted earnings per share/pro forma share (RMB)	—	0.179				0.187

(1)                                 For presentation of the above selected Unaudited Pro Forma Financial Information of the Combined Group, depreciation and amortisation includes the amortisation of goodwill arising from the Acquisition of the Target Company.

As set out above, assuming that the Acquisition had taken place on 1 January 2002, the Pro Forma net profit of the Combined Group for the six months ended 30 June 2002 would have been RMB2,345 million. Before the amortisation of positive goodwill arising from the Acquisition, the Unaudited Pro Forma net profit and the corresponding earnings per share of the Combined Group for the six months ended 30 June 2002 are reconciled as follows:

Combined Pro Forma
(RMB millions except for per share data)
Before the amortisation of positive goodwill arising from the Acquisition:
Net profit	2,409
Basic and diluted earnings per share	0.192
Amortisation of positive goodwill arising from the acquisition	64
After the amortisation of positive goodwill arising from the Acquisition:
Net profit	2,345
Basic and diluted earnings per share	0.187

Note to Pro Forma Adjustments:

(a)                                 To adjust for the reduction in interest income for the cash consideration to be taken from the internal sources of the Group as if the Acquisition had taken place on 1 January 2002. Since the cash was deposited in the banks in Hong Kong and the interest income generated therefrom was not subject to income tax, there is no related tax effect on the operating results of the Combined Group.

(b)                                To record the amortisation of positive goodwill as a result of the Acquisition of the Target Company as if the Acquisition had taken place on 1 January 2002. The amortisation is calculated to write off the cost of positive goodwill on a straight-line basis over 20 years.

(c)                                 To eliminate the (i) interconnection revenue and expenses, (ii) leased line revenue and expenses (iii) sales and cost of telecommunications products between the Group and the Target Company for the six months ended 30 June 2002.

For more details of the Unaudited Pro Forma Financial Information of the Combined Group, please refer to Appendix IV to this circular.

6.            Summary Operating and Other Data

The following table sets out operating and other data relating to the cellular operations of the Group and the Target Company:

	As of or for the year ended 31 December		As of or for the six months ended 30 June	As of or for the nine months ended 30 September
	2000	2001	2002	2002

Cellular Businesses of the Group

Cellular subscribers (in thousands)	12,772	27,033	34,069	38,422
GSM	12,772	27,033	33,133	36,138
CDMA	—	—	936	2,284
Cellular penetration in the Group’s service areas(1)	9.3%	16.0%	19.3%	20.8%
Estimated market share in the Group’s service areas(2)	22.7%	28.5%	30.0%	31.4%

	As of or for the year ended 31 December		As of or for the six months ended 30 June	As of or for the nine months ended 30 September
	2000	2001	2002	2002

Average minutes of use per subscriber per month(3)
GSM	179.5	161.2	156.7	157.5
CDMA	—	—	214.0	274.3
Average revenue per subscriber per month (RMB)(4)
GSM	124.3	86.3	71.6	70.4
CDMA	—	—	106.5	148.4
Average annual churn rate(5)
GSM	9.5%	16.3%	—	—
CDMA	—	—	—	—
Cellular Businesses of the Target Company
Cellular subscribers (in thousands)	4,227	9,563	12,790	14,455
GSM	4,227	9,563	12,456	13,623
CDMA	—	—	334	832
Cellular penetration in the Target Company’s service areas(1)	4.5%	7.6%	9.4%	10.2%
Estimated market share in the Target Company’s service areas(2)	22.6%	29.7%	31.7%	32.7%
Average minutes of use per subscriber per month(3)
GSM	200.0	182.6	191.3	192.2
CDMA	—	—	299.2	330.9
Average revenue per subscriber per month (RMB)(4)
GSM	106.9	79.4	68.5	68.0
CDMA	—	—	177.9	198.9
Average annual churn rate(5)
GSM	13.3%	14.4%	—	—
CDMA	—	—	—	—
Cellular Businesses of the Combined Group
Cellular subscribers (in thousands)	16,999	36,596	46,859	52,877
GSM	16,999	36,596	45,589	49,761
CDMA	—	—	1,270	3,116
Cellular penetration(1)	7.4%	12.5%	15.1%	16.3%
Estimated market share(2)	22.7%	28.8%	30.4%	31.7%
Average minutes of use per subscriber per month(3)
GSM	183.6	166.7	165.9	166.9
CDMA	—	—	229.5	287.6
Average annual churn rate(5)
GSM	10.3%	15.8%	—	—
CDMA	—	—	—	—

(1)                                 Determined by dividing the number of cellular subscribers in the service areas by the combined population of the Target Service Areas and/or the Listed Service Areas, as applicable.

(2)                                 Determined by dividing the number of cellular subscribers of the Group or the Target Company subscribers by the total number of cellular subscribers in the Target Service Areas and/or the Listed Service Areas, as applicable.

(3)                                 Average minutes of usage per subscriber per month, or MOU, is calculated by:

•                                         dividing the total minutes of usage during the period by the average of the number of subscribers on the first and last days of the period; and

•                                         dividing the result by the number of months in the relevant period.

(4)                                 Average revenue per subscriber per month, or ARPU, is calculated by:

•                                         dividing the sum of cellular services revenue during the relevant period by the average of the number of subscribers on the first and last days of the period; and

•                                         dividing the result by the number of months in the period.

(5)                                 Churn rate is the rate of subscriber disconnections from the cellular network, which the Company has determined by dividing the sum of voluntary and involuntary deactivations during the period by the average of the number of subscribers on the first and last days of the period.

7.            Prospective Financial and Operating Information in Respect of the Target Company

The Company and the Target Company have prepared the profit forecasts in respect of the Target Company for the two years ending 31 December 2002 and 31 December 2003. There is presently no intention to update this information during this year or to publish such information in future years, although the Directors are aware of the requirements in relation to disclosure obligations as a result of any change regarding the profit forecast under the Listing Agreement between the Company and the Hong Kong Stock Exchange. This information is based on a number of assumptions (see Appendix V) that, while presented with numerical specificity and considered reasonable by the Company and the Target Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and the Target Company, and upon assumptions with respect to future business decisions that are subject to change. Accordingly, there can be no assurance that these results will be realised. The prospective financial information presented below may vary from actual results, and these variations may be material.

The Company and the Target Company believe that, on the bases and the assumptions discussed in Appendix V and in the absence of unforeseen circumstances, the net profits of the Target Company for the two years ending 31 December 2002 and 31 December 2003 are unlikely to be less than HK$434 million and HK$613 million (equivalent to approximately RMB460 million and RMB650 million, respectively, based on the exchange rate prevailing at 12:00 noon (New York City time) on the day which is two business days immediately preceding the date of the Acquisition Agreement), respectively, under the accounting principles generally accepted in Hong Kong ( HK GAAP ).

The letters from PricewaterhouseCoopers, CICC and Morgan Stanley in respect of the profit forecasts are set out in Appendix V to this circular.

In addition, the number of cellular subscribers of the Target Company is estimated to reach 16.41 million as of 31 December 2002.

8.            Relationship with Unicom Group

Unicom Group is the ultimate parent company of the Company. At the Latest Practicable Date, it indirectly controls approximately 77.47% of the Company’s issued share capital through its shareholdings in the A Share Company and Unicom BVI. Unicom Group has a 74.60% shareholding in the A Share Company which in turn holds a 73.84% shareholding in Unicom BVI.

Unicom Group is a substantial shareholder of the Company. Accordingly, under the Hong Kong Listing Rules, transactions that have been or will be entered into between Unicom Group or any of its subsidiaries (excluding the Group), on one hand, and the Group, on the other, are connected transactions of the Company. For details of the connected transactions of the Company, please refer to the paragraphs headed “Prospective Connected Transactions” and “Renewal of Waiver Granted for the Existing Connected Transactions” in this letter.

Following the completion of the Acquisition, CUCL and the Target Company will be the principal operating subsidiaries of the Company. The relationship between Unicom Group and each of CUCL and the Target Company is governed by, inter alia, the reorganisation agreement dated 21 April 2000 between Unicom Group and CUCL and the reorganisation agreement dated 18 November 2002 between Unicom Group and the Target Company, respectively. Some of the details of these reorganization agreements are set out as follows:

Reorganisation agreement with CUCL

Pursuant to the reorganisation agreement dated 21 April 2000 between Unicom Group and CUCL, Unicom Group gave certain undertakings in favour of CUCL, including the following:

•                                         to hold and maintain all licences received from the MII in connection with any of the Group’s businesses for the Group’s benefit, and to allocate spectrum and to provide other resources to CUCL;

•                                         subject to applicable PRC laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend for CUCL’s sole benefit such governmental or regulatory licences, consents, permits or other approvals as CUCL shall require to continue to operate its range of businesses;

•                                         not to engage in any business which competes with the Company’s businesses, except for the existing competing businesses of Unicom Group (including without limitation, the business of Unicom Paging);

•                                         in relation to the Company’s paging business:

•                                         in the management of Unicom Paging and Guoxin Paging, to treat Guoxin Paging no less favourably than Unicom Paging;

•                                         not to expand Unicom Paging’s existing coverage to new geographical areas;

•                                         to give Guoxin Paging the first right to develop any new paging-related technologies and services;

•                                         not to provide financial resources or assistance to Unicom Paging which are not equally provided to Guoxin Paging; and

•                                         to ensure that Unicom Paging products and services are differentiated from Guoxin Paging products and services in the marketplace;

•                                         to give CUCL or its subsidiaries a right of first refusal in relation to any government authorization, licence or permit, or other business opportunity, or to develop any new telecommunications technology, product or service; and

•                                         not to dispose of any shares in the Company beneficially owned by it or to take or permit any other actions, including primary issuances by the Company or CUCL, which would result in the Company or CUCL no longer constituting majority owned subsidiaries of Unicom Group.

Under the reorganisation agreement, Unicom Group also granted the Group an option to acquire Unicom Group’s interest in any telecommunications business such as Unicom Paging, Unicom Xingye and the assets relating to Unicom Group’s CDMA networks.

Reorganisation Agreement with the Target Company

Pursuant to the reorganisation agreement entered into between Unicom Group and the Target Company on 18 November 2002 in preparation for the Acquisition, Unicom Group gave certain undertakings in favour of the Target Company, including the following:

•                                         to hold and maintain all licences received from the MII in connection with any of the Target Assets for the Target Company’s benefit, and to allocate spectrum and to provide other resources to the Target Company;

•                                         subject to applicable PRC laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend for the Target Company’s sole benefit such governmental or regulatory licences, consents, permits or other approvals as the Target Company shall require to continue to operate the Target Company’s range of businesses; and

•                                         not to engage in any business which competes with the Company’s businesses, except for the existing competing businesses of Unicom Group (including without limitation, the business of Unicom Paging).

9.            Prospective Connected Transactions

(a)           Agreements to be entered into regarding the Prospective Connected Transactions

As a result of the Acquisition, certain Prospective Connected Transactions have been and will be entered into in accordance with the 2-Step Approach as set out in the section headed “Treatment of Future Connected Transactions of the Company after the A Share Offering” in this letter. Specific agreements to be entered into in respect of each of the Prospective Connected Transactions are set out in paragraph (b) below.

(b)           Information regarding the Prospective Connected Transactions

(A)          Leasing of CDMA Network Capacity

Existing Leasing Arrangements

Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, owns a nationwide CDMA network within the PRC. CUCL has been leasing capacity on that CDMA network from Unicom New Horizon in the Listed Service Areas since the beginning of 2002. The terms of the lease are set out in a CDMA network capacity lease agreement dated 22 November 2001 between CUCL, Unicom New Horizon and Unicom Group (the CUCL Lease Agreement ). The circular issued by the Company dated 28 November 2001 gives further details of the terms of the CUCL Lease Agreement.

In relation to the Target Service Areas, the Target Company is currently providing CDMA cellular services by leasing Capacity on the initial phase of the CDMA Network from Unicom New Horizon. Unicom Group is a party to that leasing arrangement to guarantee performance of some of the obligations of Unicom New Horizon thereunder. Except for the Capacity to be delivered by Unicom New Horizon, the terms of the leasing arrangement are in all material respects the same as those contained in the CUCL Lease Agreement.

Restructuring of Existing Arrangements

To continue the provision of the CDMA cellular services in the Target Service Areas following completion of the Acquisition, Unicom New Horizon, the Target Company and Unicom Group will need to restructure their current leasing arrangement in accordance with the 2-Step Approach. The restructuring will involve splitting the current leasing arrangement into two separate agreements, namely:

(1)                                 the CDMA Lease Agreement between the A Share Company, Unicom New Horizon and Unicom Group, and

(2)                                 the CDMA Transfer Agreement between the Target Company and the A Share Company.

As discussed in the section headed “Treatment of Future Connected Transactions of the Company after the A Share Offering”, the CDMA Lease Agreement will constitute a connected transaction under the listing rules of the Shanghai Stock Exchange and be made conditional upon approval of the independent shareholders of the A Share Company, whereas the CDMA Transfer Agreement will constitute a connected transaction under the Hong Kong Listing Rules and be made conditional upon the approval of the Company’s Independent Shareholders. The net effect of the CDMA Lease Agreement and the CDMA Transfer Agreement is to enable the Target Company to continue to lease Capacity on the CDMA Network following the completion of the Acquisition on terms that are in all material respects the same as before and as the CUCL Lease Agreement.

CDMA Lease Agreement

Under the CDMA Lease Agreement, Unicom New Horizon shall plan, finance and construct the CDMA Network (the initial phase of which has already been completed) and shall ensure that all subsequent phases of the CDMA Network are constructed in accordance with the detailed specifications and timetable agreed between Unicom New Horizon and the A Share Company. All payments, costs, expenses and amounts paid or incurred by Unicom New Horizon that are directly attributable to the construction of the CDMA Network, including construction, installation and equipment procurement costs and expenses, survey and design costs, investment in technology, software and other intangible assets, insurance premiums and capitalised interest on loans and any taxes levied or paid in respect of the equipment procurement and the construction of the CDMA Network, including import taxes and custom duties and all costs incurred in relation to any re-configuration, upgrade, enhancement or modification to technology shall form the total network cost (the Network Construction Cost). The Network Construction Cost will be used in calculating the lease fee payable by or on behalf of the A

Share Company. The Network Construction Cost for all subsequent phases shall be audited and appropriate documentation shall be provided to the A Share Company or its auditors in order to verify the Network Construction Cost.

The A Share Company (for whom the Target Company will substitute after the completion of the CDMA Transfer Agreement) shall be responsible for the operation, management and maintenance of the CDMA Network in accordance with the relevant requirements of the CDMA Lease Agreement. The parties to the CDMA Lease Agreement agree that the Target Company shall have the exclusive right to provide CDMA services in the Target Service Areas. All operating revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the CDMA Network shall belong to the Target Company.

The Target Company’s technical staff has been closely involved in the planning and design of the CDMA Network, as well as the equipment selection process, and in overseeing the construction of the CDMA Network.

As a result, the Target Company’s technical staff is familiar with the CDMA technology used in the CDMA Network and is able to maintain the CDMA Network. All costs of operating, managing and maintaining the CDMA Network shall be borne by the Target Company.

Term of CDMA Lease Agreement

The term of the CDMA Lease Agreement is for an initial period of one year, commencing from such date as Unicom New Horizon and the A Share Company (for whom the Target Company will substitute after the completion of the CDMA Transfer Agreement) may agree following the fulfilment (or waiver) of the conditions set out below (the Initial Term) and may be renewed for further one year terms (each an Additional Term) at the option of the A Share Company (or by the Target Company after completion of the CDMA Transfer Agreement). The Directors expect that the Initial Term will commence by June 2003.

Pre-conditions of CDMA Lease Agreement

The CDMA Lease Agreement is conditional upon, among others, the following conditions having been fulfilled on or before 30 June 2003 or such later date as the A Share Company, Unicom New Horizon and Unicom Group may agree:

(a)                                 the passing of resolutions by the independent shareholders of the A Share Company at the A Share Company’s general meeting approving the CDMA Lease Agreement and the UNC Services Agreement (as defined below in paragraph (B)(i) of this section);

(b)                                the passing of resolutions by the Independent Shareholders at the Company’s general meeting approving the Acquisition Agreement and the Prospective Connected Transactions; and

(c)                                 all other conditions precedent contained in the CDMA Transfer Agreement having been fulfilled (or waived).

Capacity

During the Initial Term, the A Share Company will lease Capacity on a quarterly basis. Subject to giving not less than 180 days’ prior written notice to Unicom New Horizon, the A Share Company is entitled to obtain additional Capacity that the A Share Company may require during the Initial Term or any

Additional Term, provided that the aggregate Capacity shall not exceed the total constructed Capacity of phase 1 of the CDMA Network, which is 4.04 million subscribers. Unicom New Horizon shall ensure that all Capacity which the A Share Company requested according to the terms of the CDMA Lease Agreement is supplied by the due date of delivery of the Capacity. If Unicom New Horizon agrees to provide any such additional Capacity, the provisions of the CDMA Lease Agreement shall apply equally in relation to all such additional Capacity which Unicom New Horizon has agreed to provide. Whether the A Share Company will request for additional Capacity will depend upon the actual and anticipated CDMA subscriber growth in the Target Service Areas.

Delayed delivery of Capacity

Subject to certain exceptions, including delay caused by a force majeure event (including natural disasters, national emergency, civil disturbance, riot, terrorism, industrial disputes and other similar events beyond the control of the parties), a material breach of the CDMA Lease Agreement by the A Share Company or compliance with applicable laws and regulations, if any Capacity is not ready for operational service by the relevant delivery date, then Unicom New Horizon shall be liable to provide a delay discount to the A Share Company, equal to the daily Lease Fee (as defined below) in respect of the relevant Capacity multiplied by the number of days of delay, which shall be credited against future Lease Fee payments.

Reduction of Capacity

The A Share Company may not reduce the amount of Capacity leased or committed to be leased by it during the Initial Term. However, subject to providing not less than 180 days’ prior written notice to or with the prior written consent of Unicom New Horizon, the A Share Company may reduce the amount of Capacity leased with effect from the commencement of any Additional Term, provided that the A Share Company must lease all Capacity which it has requested or otherwise committed to lease for at least one year following the date of delivery or renewal of the lease of such Capacity (as the case may be).

Lease Fee

The Lease Fee will be calculated so as to enable Unicom New Horizon to recover the Network Construction Cost in seven years, with an internal rate of return on its investment of 8% (the Lease Fee).

Based on the initial total Capacity of phase 1 of the CDMA Network of approximately 4.04 million subscribers, the annual Lease Fee per subscriber for all phase 1 Capacity will be approximately RMB 246. In relation to each subsequent phase of the CDMA Network, the related Network Construction Cost will be audited and verified. The Network Construction Cost will be adjusted if the amount verified differs from the estimated Network Construction Cost by more than 1.0%. The Directors estimate that, based on forecast CDMA subscriber growth in the Target Service Areas, the total Lease Fee payable to Unicom New Horizon under the CDMA Lease Agreement during the Initial Term will be approximately RMB 884 million.

The Lease Fee for each Additional Term shall be calculated on the same basis as described above. The Lease Fee is payable quarterly in arrears to Unicom New Horizon. All Lease Fee payments shall be made in Renminbi.

Purchase Option

Under the CDMA Lease Agreement, Unicom New Horizon has granted the A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement) an option to purchase the CDMA Network (the Purchase Option). The Purchase Option may be exercised at any time during the Initial Term and any Additional Term and within 1 year after the termination or expiry (without renewal) of the CDMA Lease Agreement.

The acquisition price shall be negotiated between Unicom New Horizon and the A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement), based on the appraised value of the CDMA Network determined by an independent assets appraiser in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that it will not exceed such price as would, taking into account all Lease Fee payments made by the A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) to Unicom New Horizon and all delay discounts of Lease Fees, enable Unicom New Horizon to recover the Network Construction Cost, together with an internal rate of return on its investment of 8%. The exercise of the Purchase Option will be subject to the A Share Company (or the Company after completion of the CDMA Transfer Agreement) complying with the applicable stock exchange requirements governing connected transactions.

Title to the CDMA Network assets will remain vested in Unicom New Horizon until the CDMA Network assets are transferred to the A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) following exercise of the Purchase Option.

Guarantee and Indemnity

In consideration of the A Share Company entering into the CDMA Lease Agreement, Unicom Group has unconditionally and irrevocably guaranteed the due and punctual performance by Unicom New Horizon of its obligations under the CDMA Lease Agreement. Unicom Group has also agreed to indemnify the A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement) for any loss it may suffer as a result of any defect in any of the CDMA Network equipment or any loss caused by any negligence, default, act or omission of Unicom New Horizon or Unicom Group under the CDMA Lease Agreement or in connection with the CDMA Network. The aggregate liability of Unicom Group for any claim shall not exceed the total amount of Lease Fee payments made to Unicom New Horizon under the CDMA Lease Agreement or, where the Purchase Option has been exercised, the total purchase price paid for the CDMA Network. The guarantee and indemnity provided by Unicom Group under the CDMA Lease Agreement will continue in force until the expiry of the CDMA Lease Agreement.

Transfer of Rights and Obligations

Each of Unicom New Horizon and Unicom Group irrevocably agrees that the A Share Company may transfer its rights and obligations under the CDMA Lease Agreement to the Target Company.

Termination of CDMA Lease Agreement

The A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) may terminate the CDMA Lease Agreement by not less than 180 days’ prior written notice, with effect from the end of any Additional Term. In addition, Unicom New Horizon or the A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) may terminate the CDMA Lease Agreement if the other party commits any continuing or material breach of the CDMA Lease Agreement. Unicom New Horizon is not otherwise permitted to terminate the CDMA Lease Agreement.

CDMA Transfer Agreement

Pursuant to the CDMA Transfer Agreement, the A Share Company agrees to transfer all of its rights and obligations provided for in the CDMA Lease Agreement to the Target Company. Following completion of the CDMA Transfer Agreement, the A Share Company will cease to be a party to the CDMA Lease Agreement and the Target Company will become a party to it in place of the A Share Company. The Target Company will then be able to exercise and enjoy all the rights of the A Share Company arising under the CDMA Lease Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the CDMA Lease Agreement. Completion of the CDMA Transfer Agreement is subject to, inter alia, the Company’s Independent Shareholders’ prior approval and all conditions precedent contained in the CDMA Lease Agreement having been fulfilled (or waived).

CDMA Network and Services

Unicom Group is the only carrier licensed by the MII to offer CDMA cellular services in China. Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, is responsible for the construction of the CDMA networks throughout China and the Combined Group will operate the CDMA business in the Target Service Areas in addition to the Listed Service Areas, in each case by way of exclusive CDMA capacity leases from Unicom New Horizon.

Reasons for the CDMA Leasing Arrangement

The Board believes that the CDMA Lease Agreement, together with the CDMA Transfer Agreement, will enable the Combined Group to effectively eliminate some of the risks involved in the initial stages of developing the CDMA business in the Target Service Areas, notably the significant initial capital expenditure required during the initial stages of CDMA business development. The Combined Group will also benefit from the rights to exploit the extensive coverage of the initial phase of the CDMA Network without having to incur the costs of leasing all available Capacity. The terms of the CDMA Lease Agreement are flexible as the terms enable the Combined Group to increase (or, during any Additional Term, decrease) the Capacity to be leased according to the actual needs of the subscribers and the development of its CDMA business. In addition, where the Combined Group considers necessary, it may purchase the CDMA Network from Unicom New Horizon to operate as its own facilities instead of leased facilities.

Further Information on CDMA Networks

In 2001, Unicom New Horizon began the construction of CDMA networks throughout China. It is expected that the capacity of the networks will be expanded in different phases. The capacity and scale of each phase will depend on actual business needs. Phase 1 of the nationwide CDMA networks was completed at the end of 2001 with a capacity of 15,810,000 subscribers (including 4.04 million subscribers in the Target Service Areas) with a coverage of 330 local networks nationwide. The construction of phase 2 has begun and is expected to be completed by the end of June 2003. Upon completion of the construction of phase 2, the capacity will reach 35,800,000 subscribers nationwide (including 9.65 million subscribers in the Target Service Areas) and the entire network will be upgraded to the CDMA 1X system. The Board believes that the construction of its CDMA networks utilises to a significant extent the existing GSM infrastructure of the Combined Group, including base station sites and transmission capacity, thereby effectively reducing the overall construction costs, and thus the Target Company’s lease fees payable for capacity offered by future phases.

On 28 November 2001, CUCL, Unicom New Horizon and Unicom Group entered into the CUCL Lease Agreement under which CUCL agreed to lease CDMA network capacity from Unicom New Horizon in the Listed Service Areas with effect from 8 January 2002. As at 30 October 2002, the Group leased a total CDMA capacity of 6,000,000 lines at the estimated cost of RMB 61.4 per line per quarter in the Listed Service Areas. As at 30 September 2002, the Group had 2.284 million CDMA subscribers in the Listed Service Areas.

Unicom New Horizon has constructed a CDMA network in the Target Service Areas with a total capacity of 4.04 million subscribers. The Target Company has agreed to lease CDMA network capacity in the Target Service Areas from Unicom New Horizon with effect from 8 January 2002 on terms similar to the CUCL Lease Agreement. As at the end of each of the first, second and third quarter, the Target Company leased CDMA capacity of 0.6 million, 1.2 million and 1.2 million subscribers, respectively. For the fourth quarter of 2002, a total capacity of 2 million subscribers is leased. The lease fee payable by the Target Company is estimated to be RMB 61.4 per line for each quarter in the Target Service Areas which is the same rate as that payable by the Company to Unicom New Horizon with respect to the Listed Service Areas. As at 30 September 2002, the Target Company had 0.832 million CDMA subscribers in the Target Service Areas.

The Lease Fee for the six months ended 30 June 2002 was RMB 109.6 million. Based on CDMA subscriber growth in the Target Service Areas, the Lease Fee for the year ended 31 December 2002 is estimated to be RMB 304 million.

Other Applications of CDMA Network

The Board believes that upon completion of phase 2, the Company may develop and provide various data applications and services based on CDMA 1X capacity, including web-browsing, downloading and video services, etc., which will enable the Company to make better use of the unique strengths of CDMA business, attract more subscribers for cellular data services and increase revenue and investment returns.

(B)          Supply of telephone cards

Background

Unicom Group established Unicom Xingye, its 95% owned subsidiary, to engage in the sourcing of telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards, for Unicom Group’s various networks. Unicom Import and Export Co. Ltd. owns the remaining 5% of Unicom Xingye. Unicom Group (through Unicom Xingye) currently supplies telephone cards to the Target Company.

2-Step Approach

To continue the supply of telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards, following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate supply arrangements with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                    Pursuant to an agreement dated 20 November 2002 (the UNC Services Agreement), Unicom Group (through Unicom Xingye) agrees to supply, and the A Share Company agrees to receive, telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Unicom Group agrees to supply (through Unicom Xingye) telephone cards to the A Share Company on terms no less favourable than the terms of its supply to any member of Unicom Group or any other independent third party. Completion of the agreement is subject to, inter alia, PRC regulatory and A Share Company independent shareholders’ approval. Unicom Group shall ensure that the telephone cards supplied by it will meet the quality standard stipulated by the relevant government authority. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                 Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standards

Charges for the supply of these cards are based on the actual cost incurred by Unicom Xingye in supplying the cards together with a margin over cost to be agreed from time to time but in any case not to exceed 20 per cent. of the cost, and subject to specified volume discounts. Selling, general and administrative expenses are generally not taken into account in the calculation of charges for the card supply. Under the UNC Services Agreement, prices and volumes will be reviewed by the parties on an annual basis.

Historical and forecast information

For the years ended 31 December 1999, 2000 and 2001 and the six months ended 30 June 2002, the Target Company paid approximately RMB 56.2 million, RMB 130.2 million, RMB 384.7 million and RMB 213.7 million, respectively, for the purchase of telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards. It is estimated that the total charges for the supply of telephone cards for 2002 will be approximately RMB 526.9 million.

(C)          Equipment procurement services

Background

Unicom Import and Export Co. Ltd., a 96.7% owned subsidiary of Unicom Group, carries on the business of the procurement of foreign and domestic telecommunications equipment and other materials required in the operation of Unicom Group’s networks. Unicom Import and Export Co. Ltd. provides comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. Unicom Group (through Unicom Import and Export Co. Ltd) currently provides equipment procurement services to the Target Company.

2-Step Approach

To continue the procurement of foreign and domestic telecommunications equipment and other materials following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate procurement arrangements with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                             Pursuant to the UNC Services Agreement, Unicom Group (through Unicom Import and Export Co. Ltd.) agrees to provide, and the A Share Company agrees to receive, equipment procurement services on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Unicom Group shall give equal treatment to the A Share Company and any member of Unicom Group in terms of pricing and with respect to all material terms and conditions, and shall provide equipment procurement services to the A Share Company on terms no less favourable than those available to any independent third party. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                          Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standards

Charges for these services are calculated at the rate of:

(1)           0.7% of the contract value in the case of imported equipment; and

(2)           0.5% of the contract value in the case of domestic equipment.

Historical and forecast information

For the years ended 31 December 1999, 2000 and 2001 and the six months ended 30 June 2002, the Target Company paid an agency fee of approximately RMB 7.9 million, RMB 13.2 million, RMB 19.4 million and RMB 10.0 million, respectively, in respect of procurement of foreign and domestic telecommunications equipment and other materials.

It is estimated that the total charges for equipment procurement services for 2002 will be approximately RMB 20.0 million.

(D)          Interconnection arrangements

Background

The Target Company’s GSM and CDMA cellular and Unicom Group’s GSM and CDMA cellular and fixed line networks interconnect with each other.

2-Step Approach

To continue such interconnection arrangement following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate interconnection arrangements with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                    Pursuant to the UNC Services Agreement, Unicom Group and the A Share Company agree to enter into interconnection arrangements on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The parties shall ensure that the quality standard of the interconnection services shall not be lower than the quality of the interconnection services provided within their respective network. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                 Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standard

Interconnection settlement between Unicom Group’s networks and the Target Company’s networks is based on relevant standards established from time to time by the MII. However, in the case of calls between cellular subscribers in different provinces, settlement is based on either the relevant standards established by the MII or an agreed settlement arrangement between the Target Company, the A Share Company and Unicom Group. Of the two settlement arrangements, the Target Company is able to choose the more favourable arrangement. The agreed settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favourable to the Target Company than the settlement arrangement prescribed by the MII. If in future the arrangement prescribed by the MII were to be more favourable to the Target Company, the Target Company would settle on the basis of that arrangement.

Historical and forecast information

Interconnection revenue and interconnection expense derived from the interconnection arrangements for the year ended 31 December 1999 were approximately RMB 0.9 million and RMB 0.9 million, respectively. Interconnection revenue and interconnection expense derived from the interconnection arrangements for the year ended 31 December 2000 were approximately RMB 3.4 million and RMB 4.1 million, respectively. For the year ended 31 December 2001, interconnection revenue and interconnection expense derived from the interconnection arrangements were approximately RMB 10.5 million and RMB 8.8 million, respectively, and for the six months ended 30 June 2002, interconnection revenue and interconnection expense derived from the interconnection arrangements were approximately RMB 9.3 million and RMB 8.0 million, respectively.

It is estimated that the interconnection revenue and interconnection expense derived from the interconnection arrangements for 2002 will be approximately RMB 23.4 million and RMB 19.5 million, respectively.

(E)          Roaming arrangements

Background

The Target Company and Unicom Group provide roaming services to each other’s GSM and CDMA cellular subscribers within its respective service areas.

2-Step Approach

To continue such roaming arrangements following the completion of the Acquisition, each of the Target Company and Unicom Group has entered into separate roaming arrangements with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                    Pursuant to the UNC Services Agreement, Unicom Group and the A Share Company agree to enter into roaming arrangements on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                 Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standards

Charges for these services between the Target Company and Unicom Group are based on its respective internal costs of providing these services, and will be on no less favourable terms than those available to any independent third party.

Historical and forecast information

Roaming revenue and roaming expense derived from the roaming arrangements for the year ended 31 December 1999 were approximately RMB 1.1 million and RMB 0.9 million, respectively. Roaming revenue and roaming expense derived from the roaming arrangements for the year ended 31 December 2000 were approximately RMB 4.5 million and RMB 4.3 million, respectively. For the year ended 31 December 2001, roaming revenue and roaming expense derived from the roaming arrangements were approximately RMB 16.6 million and RMB 13.8 million, respectively, and for the six months ended 30 June 2002, roaming revenue and roaming expense derived from the roaming arrangements were approximately RMB 15.1 million and RMB 14.2 million, respectively.

It is estimated that the roaming revenue and roaming expense derived from the roaming arrangements for 2002 will be approximately RMB 38.0 million and RMB 34.9 million, respectively.

(F)          Provision of premises

Background

Unicom Group currently provides premises belonging to Unicom Group or leased to Unicom Group by third parties upon the request of the Target Company from time to time.

2-Step Approach

To continue such provision of premises following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate arrangements regarding the provision of premises with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                    Pursuant to the UNC Services Agreement, Unicom Group agrees to provide premises to the A Share Company on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                 Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standard

Apart from cases where the premises have been leased from independent third parties, the rental amount in each case is based on the lower of depreciation costs and market prices for similar premises in that locality. In cases where the premises have been leased from an independent third party, the rental amount is that payable in the head lease. Charges for any air-conditioning and electricity are included in the rental amount. In the case of shared premises, the price is split in proportion to the respective areas occupied by the parties.

Historical and forecast information

The total charges for premises paid by the Target Company for the years ended 31 December 1999, 2000 and 2001 and the six months ended 30 June 2002 were approximately RMB 0.8 million, RMB 2.5 million, RMB 3.7 million and RMB 1.9 million, respectively.

It is estimated that the total charges for premises leased paid by the Target Company for 2002 will be approximately RMB 3.8 million.

Chesterton Petty, an independent property valuer, has confirmed that the rental amounts payable under the above arrangements are fair and reasonable and do not exceed market rent.

(c)           Application for waiver

The Prospective Connected Transactions are expected to be entered into in the ordinary and usual course of business and on normal commercial terms. The Directors are of the view that the terms of the Prospective Connected Transactions are fair and reasonable so far as the Shareholders are concerned and have been determined after arm’s length negotiation between the parties.

The Prospective Connected Transactions described above constitute, or will upon completion of the Acquisition constitute, connected transactions under Chapter 14 of the Hong Kong Listing Rules. As the Prospective Connected Transactions are expected to occur on a regular continuous basis in the ordinary and usual course of business, the Company has made an application to the Stock Exchange for a waiver from strict compliance with the normal approval and disclosure requirements related to connected transactions under the Hong Kong Listing Rules.

The Hong Kong Stock Exchange has indicated that it will grant the waiver applied for in relation to the Prospective Connected Transactions which will be effective for a period of three financial years up to 31 December 2005, on the following conditions:

(i)                                    Arm’s length basis: The transactions as well as the respective agreements governing such transaction shall be:

(1)                                 entered into in the ordinary and usual course of business of the Company on terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(2)                                 on normal commercial terms and in accordance with the terms of the agreements governing such transactions.

(ii)                                 Disclosure: The Company shall disclose in its annual report details of the transactions as required by Rule 14.25(1)(A) to (D) of the Listing Rules, i.e.,

(1)           the date or period of the transactions;

(2)           the parties thereto and a description of their relationship;

(3)           a brief description of the transactions and the purpose of the transactions;

(4)           the total consideration and the terms; and

(5)           the nature and extent of the interest of the connected person in the transactions.

(iii)                              Independent Directors’ review: The independent non-executive Directors shall review annually the transactions and confirm, in the Company’s annual report and accounts for the year in question, that such transactions have been conducted in the manner as stated in sub-paragraph (i) above and within the monetary limits set out in sub-paragraph (vii) below.

(iv)                             Auditors’ review: The auditors of the Company shall review annually the transactions and shall provide the Directors with a letter, details of which will be set out in the Company’s annual accounts, stating that the transactions:

(1)           received the approval of the Board;

(2)           are in accordance with the relevant agreement governing the transactions; and

(3)           the relevant transaction amounts have not exceeded the monetary limits set out in paragraph (vii) below.

(v)                                Independent Shareholders’ approval: Details of the transactions are disclosed to the Company’s existing Shareholders who will be asked to vote in favour of an ordinary resolution to approve the transactions and the monetary limits set out in sub-paragraph (vii) below at the Company’s extraordinary general meeting.

(vi)                             Undertaking: For the purpose of the above review by the auditors of the Company, Unicom Group has undertaken to the Company that it will provide the Company’s auditors with access to its and its Associates’ accounting records.

(vii)         Monetary limits:

(1)                                 In relation to the leasing of Capacity on the CDMA Network, the respective total annual Lease Fee in relation to the years ended 31 December 2003, 2004 and 2005 does not exceed RMB 1,500 million, RMB 2,460 million and RMB 4,430 million, respectively. The maximum amounts set out above have been determined with reference to the Company’s estimates of the maximum amount of capacity which may be leased by the Target Company for the years 2003 - 2005.

(2)                                 In relation to the provision of premises, the aggregate annual value shall not exceed the amount of RMB 8 million.

The Hong Kong Stock Exchange has also indicated that if any of the values of the Prospective Connected Transactions exceeds the relevant monetary limits or if any of the terms of the agreements related to the Prospective Connected Transactions, or the nature of the Prospective Connected Transactions is altered (unless as provided for under the terms of the relevant agreement) or if the Combined Group enters into any new agreements with connected persons in the future, the Company will need to comply fully with all the relevant provisions of Chapter 14 of the Hong Kong Listing Rules dealing with connected transactions.

10.          Renewal of Waiver Granted for the Existing Connected Transactions

(a)           Introduction

On 9 June 2000, the Company made an application for a waiver to the Hong Kong Stock Exchange from strict compliance with the relevant requirements of the Hong Kong Listing Rules in respect of the Existing Connected Transactions. Subsequently, the Hong Kong Stock Exchange granted the Existing Waiver to the Company in its letter dated 21 July 2000, subject to certain conditions set out in the letter. The Existing Waiver will expire on 31 December 2002. To enable the Existing Connected Transactions to continue after 31 December 2002, the Company has applied to the Hong Kong Stock Exchange for a new waiver. Subject to the Hong Kong Stock Exchange granting the new waiver and the Independent Shareholders approving the Existing Connected Transactions, the Existing Connected Transactions will continue.

As disclosed in the announcement issued by the Company on 17 September 2002 regarding the A Share Offering by the A Share Company, after the A Share Offering, the Existing Connected Transactions are not only connected transactions of the Company under the Hong Kong Listing Rules, but also connected transactions of the A Share Company under PRC laws and regulations and Shanghai Stock Exchange listing rules. This is because Unicom Group and its subsidiaries (other than the A Share Company itself and its subsidiaries (including the Company)) are not only connected persons of the Company but also connected persons of the A Share Company under relevant PRC laws and regulations and Shanghai Stock Exchange listing rules. The Existing Connected Transactions have been disclosed in the A Share Prospectus. Commerce & Finance Law Offices, the Chinese counsel to the Company, has confirmed that under existing PRC laws and regulations and Shanghai Stock Exchange listing rules, once the Existing Connected Transactions are disclosed in the A Share Prospectus, such transactions can continue indefinitely and no independent shareholders’ approval of the A Share Company shall be required for so long as there is no material change in the terms of such transactions. Therefore, approval of the independent shareholders of the A Share Company is not required for the Existing Connected Transactions under PRC laws and regulations and Shanghai Stock Exchange listing rules.

The Existing Connected Transactions set out in paragraph (b) were entered into between CUCL and Unicom Group or its subsidiaries at the time of the Company’s IPO. The Directors expect that the Company and the Group will continue to enter into such transactions with Unicom Group or its subsidiaries, which will constitute ongoing connected transactions under the Hong Kong Listing Rules.

(b)           Information in respect of the Existing Connected Transactions

Leasing of satellite transmission capacity

CUCL has been and will lease satellite transmission capacity from China Unicom New Space Co., Ltd. (formerly known as “China United Telecommunications Satellite Communication Co. Ltd.”) (Unicom NewSpace ), which is a 95% owned subsidiary of Unicom Group. CUCL will use this capacity to supplement its network.

Unicom NewSpace and CUCL have entered into a satellite transmission channel leasing agreement (the Satellite Transmission Channel Lease Agreement) dated 25 May 2000. Under this agreement, CUCL is entitled to lease satellite transmission capacity from Unicom NewSpace for a term ending 31 December 2000, renewable at the option of CUCL. CUCL has renewed this agreement at the end of 2000 and 2001 and it will also renew this agreement at the end of 2002, subject to Independent Shareholders’ approval.

Payments for leasing of satellite transmission capacity have been and will be calculated on the basis of tariffs set by the MII. CUCL has been and will pay the minimum applicable tariff for the relevant volume and duration less a discount of up to 10%. The discount has been and will not be less than that offered by any third party leasing similar transmission capacity. If new tariffs are to be stipulated by the MII, the leasing charge will be reviewed.

Leasing charges for satellite transmission line capacity paid by CUCL to Unicom NewSpace were RMB 62.4 million, RMB 61.8 million and RMB 31.1 million for the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002, respectively. Leasing charges for satellite transmission line capacity to be paid by CUCL to Unicom NewSpace in respect of 2002 is estimated to be approximately RMB 62.2 million.

Supply of international gateway services

Unicom Group has been and will provide CUCL with access to international connections for the international long distance service of CUCL through Unicom Group’s international gateways in Shanghai, Guangzhou and Beijing.

CUCL and Unicom Group entered into the CUCL Services Agreement. Under the relevant provisions of the CUCL Services Agreement, Unicom Group agreed to supply international gateway services to CUCL for an initial term ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew this agreement with Unicom Group at the end of 2002. Unicom Group has undertaken not to supply international gateway services to other third parties.

The charge for these services has been and will be based on the cost to Unicom Group of operation and maintenance of the international gateway facilities, including depreciation, together with a margin over cost of 10%. CUCL has been and will retain all revenues generated by our international long distance service.

The total charges for the supply of international gateway services for the six months ended 30 June 2002 were approximately RMB 6.7 million. It is estimated that the total charges for the supply of international gateway services for 2002, will be approximately RMB 20.2 million.

Supply of telephone cards

Unicom Group has been (through Unicom Xingyue) supplying, and will continue to supply, telephone cards including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards to CUCL under the CUCL Services Agreement for a period ending 31 December 2002, renewable at the option of CUCL. CUCL will renew this agreement with Unicom Group at the end of 2002 subject to Independent Shareholders’ approval.

Charges for the supply of these cards have been and will be based on the actual cost incurred by Unicom Xingye in supplying the cards together with a margin over cost to be agreed from time to time but in any case not to exceed 20%, and subject to specified volume discounts. Selling, general and administrative expenses are generally not taken into account in the calculation of charges for the card supply. Under the CUCL Services Agreement, prices and volumes will be reviewed by the parties on an annual basis. Unicom Group agrees to supply (through Unicom Xingye) telephone cards to CUCL on terms no less favourable than the terms of its supply to any member of Unicom Group or any other independent third party.

For the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002, CUCL paid approximately RMB 476.8 million, RMB 1,255.5 million and RMB 528.6 million, respectively, to Unicom Xingye for the purchase of telephone cards including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards. It is estimated that the total charges for the supply of telephone cards for 2002 will be approximately RMB 1,883.3 million.

Equipment procurement services

Pursuant to the CUCL Services Agreement, CUCL may request that Unicom Group act (through Unicom Import and Export Co. Ltd.) as its agent in procuring foreign and domestic telecommunications equipment and other materials for a period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew this agreement with Unicom Group at the end of 2002.

Charges for these services are calculated at the rate of:

(1)           0.7% of the contract value in the case of imported equipment; and

(2)           0.5% of the contract value in the case of domestic equipment.

Under the agreement, Unicom Group shall (through Unicom Import and Export Co. Ltd.) give equal treatment to the Group and any member of Unicom Group in terms of pricing and with respect to all material terms and conditions and shall provide equipment procurement services to CUCL on terms no less favourable than those available to any independent third party.

For the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002, CUCL paid an agency fee of approximately RMB 54.4 million, RMB 124.5 million and RMB 69.0 million, respectively, to Unicom Import and Export Co. Ltd. for equipment procurement services.

It is estimated that the total charges for equipment procurement services for 2002 will be approximately RMB 137.8 million.

Interconnection arrangements

CUCL’s cellular, long distance networks and IP telephony networks and Unicom Group’s cellular and fixed line networks will interconnect with each other. The CUCL Services Agreement provides for these interconnection arrangements for a period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew the agreement at the end of 2002.

Interconnection settlement between Unicom Group’s networks and CUCL’s networks is based on relevant standards established from time to time by the MII. However, in the case of calls between cellular subscribers in different provinces, settlement is based on either the relevant standards established by the MII or an agreed settlement arrangement between CUCL and Unicom Group. Of the two settlement arrangements, CUCL has the right to choose the more favourable arrangement. The agreed settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favourable to CUCL than the settlement arrangement prescribed by the MII. If in future the arrangement prescribed by the MII were to be more favourable to CUCL, CUCL would settle on the basis of that arrangement.

Interconnection revenue and interconnection expense derived from interconnection with Unicom Group for the year ended 31 December 2000 were approximately RMB 79.5 million and RMB 81.3 million, respectively. For the year ended 31 December 2001, interconnection revenue and interconnection expense derived from interconnection with Unicom Group were approximately RMB 395.3 million and RMB 148.8 million, respectively, and for the six months ended 30 June 2002, interconnection revenue and interconnection expense derived from interconnection with Unicom Group were approximately RMB 534.0 million and RMB 52.3 million, respectively.

It is estimated that the interconnection revenue and interconnection expense derived from interconnection with Unicom Group for 2002 will be approximately RMB 1,102.1 million and RMB 177.1 million, respectively.

Roaming arrangements

CUCL and Unicom Group provide roaming services to each other’s GSM cellular subscribers within its respective service areas. In addition, CUCL makes its long distance network available to Unicom Group to enable Unicom Group to give effect to its roaming arrangements with third party operators. These roaming arrangements are governed by the CUCL Services Agreement for an initial period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew the agreement by the end of 2002.

Charges for these services between CUCL and Unicom Group are based on their respective internal costs of providing these services, and will be on no less favourable terms than those available to any independent third party. CUCL will be paid 50% of the roaming revenue received by Unicom Group from third party operators for making its long distance network available to Unicom Group to give effect to its roaming arrangements with third party operators, and such payment is in addition to tariffs applicable to any long distance calls made by the roaming subscribers.

Roaming revenue and roaming expense derived from roaming with Unicom Group for the year ended 31 December 2000 were approximately RMB 260.0 million and RMB 50.0 million, respectively. For the year ended 31 December 2001, roaming revenue and roaming expense derived from roaming with Unicom Group were approximately RMB 480.0 million and RMB 150.0 million, respectively, and for the six months ended 30 June 2002, roaming revenue and roaming expense derived from roaming with Unicom Group were approximately RMB 148.8 million and RMB 93.8 million, respectively.

It is estimated that the roaming revenue and roaming expense derived from roaming with Unicom Group for 2002 will be approximately RMB 307.1 million and RMB 178.5 million, respectively.

Leasing of transmission capacity

Unicom Group has been and will lease fixed-line transmission capacity from CUCL. The leasing relationship is governed by the services agreement between CUCL and Unicom Group dated 25 April 2000 for an initial period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew such agreement by the end of 2002.

Charges for leases of transmission capacity are based on tariffs stipulated by the MII from time to time less a discount of up to 10%. The discount given by CUCL to Unicom Group shall not be more than what CUCL offers to other third party lessees for a similar lease. The stipulated tariffs vary depending on type of transmission medium and distance. If new tariffs are stipulated by the MII, the discount rate will be reviewed.

The total charges paid to CUCL by Unicom Group for the lease of fixed-line transmission capacity for the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002 were approximately RMB 168.6 million, RMB 216.1 million and RMB 277.6 million, respectively. It is estimated that the total charges to be paid to CUCL by Unicom Group for the lease of transmission line capacity for 2002 will be approximately RMB 555.2 million.

Mutual provision of premises

CUCL and Unicom Group have been providing, and will continue to provide, to each other premises belonging to CUCL or Unicom Group or leased to CUCL or Unicom Group by third parties upon the request of the other party from time to time. CUCL and Unicom Group entered into the CUCL Services Agreement in relation to such mutual provision of premises for an initial period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to the Independent Shareholders’ approval, renew this agreement by the end of 2002.

Apart from cases where the premises have been leased from independent third parties, the rental amount in each case is based on the lower of depreciation costs and market prices for similar premises in that locality. However, CUCL can choose to charge Unicom Group market prices for premises rented to Unicom Group. In cases where the premises have been leased from an independent third party, the rental amount is the amount that is payable in the head lease. Charges for any air-conditioning and electricity are included in the rental amount. In the case of shared premises, the price is split in proportion to the respective areas occupied by the parties.

The total charges for premises leased by Unicom Group to CUCL for the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002 were approximately RMB 24.1 million, RMB 21.3 million and RMB 10.4 million, respectively.

It is estimated that the total charges for premises leased by Unicom Group to CUCL for 2002 will be approximately RMB 20.7 million and the total charges for premises leased by CUCL to Unicom Group and its affiliates for 2002 will be approximately RMB 4.1 million.

Chesterton Petty, an independent property valuer, has confirmed that the rental amounts payable under the above arrangements are fair and reasonable and do not exceed market rent.

(c)           Fairness and Reasonableness of the Existing Connected Transactions

The Existing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group. These transactions will continue to be conducted on arm’s length basis with terms that are fair and reasonable to the Company and the terms have been determined after arm’s length negotiation between the parties. In view of the past operational convenience and benefits brought to the Group and the established relationship between the Group and Unicom Group and its subsidiaries, the Board considers it to be beneficial to the Company to continue the Existing Connected Transactions with Unicom Group and its subsidiaries.

(d)           Disclosure requirement and waiver sought

Under the Hong Kong Listing Rules, the Existing Connected Transactions as stated in Part (b) above would normally require full disclosure and/or prior Independent Shareholders’ approval. However, as such transactions have been and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make disclosure or, if necessary, obtain Shareholders’ approval for each transaction as it arises. Accordingly, the Company has applied to the Hong Kong Stock Exchange to grant a waiver for a period of three years up to 31 December 2005 from the relevant requirements of the Listing Rules in respect of the Existing Connected Transactions as described above and matters arising out or in connection with such Existing Connected Transactions and the Hong Kong Stock Exchange has indicated that it will grant a waiver on the following conditions:

(i)                                    Arm’s length basis: The transactions as well as the respective agreements governing such transaction shall be:

(1)                                 entered into in the ordinary and usual course of business of the Company on terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(2)                                 on normal commercial terms and in accordance with the terms of the agreements governing such transactions.

(ii)                                 Disclosure: The Company shall disclose in its annual report details of the transactions as required by Rule 14.25(1)(A) to (D) of the Listing Rules, i.e.

(1)           the date or period of the transactions;

(2)           the parties thereto and a description of their relationship;

(3)           a brief description of the transactions and the purpose of the transactions;

(4)           the total consideration and the terms; and

(5)           the nature and extent of the interest of the connected person in the transactions.

(iii)                              Independent Directors’ review: The independent non-executive Directors shall review annually the transactions and confirm, in the Company’s annual report and accounts for the year in question, that such transactions have been conducted in the manner as stated in sub-paragraph (i) above and within the monetary limits set out in sub-paragraph (vii) below.

(iv)                             Auditors’ review: The auditors of the Company shall review annually the transactions and shall provide the Directors with a letter, details of which will be set out in the Company’s annual accounts, stating that the transactions:

(1)           have received the approval of the Board;

(2)           are in accordance with the relevant agreement governing the transactions; and

(3)                                 the relevant transaction amounts have not exceeded the relevant monetary limits set out in paragraph (vii) below.

(v)                                Independent Shareholders’ approval: Details of the transactions are disclosed to the Company’s existing Shareholders who will be asked to vote in favour of an ordinary resolution to approve the transactions and the monetary limits set out in sub-paragraph (vii) below at the Company’s extraordinary general meeting.

(vi)                             Undertaking: For the purpose of the above review by the auditors of the Company, Unicom Group has undertaken to the Company that it will provide the Company’s auditors with access to its and its Associates’ accounting records.

(vii)                          Monetary limits: in relation to the mutual provision of premises, the aggregate annual value shall not exceed the amount of RMB 100 million in the relevant financial year of the Combined Group.

The Hong Kong Stock Exchange has also indicated that if any of the values of the Existing Connected Transactions exceeds the relevant monetary limits or if any of the terms of the agreements related to the Existing Connected Transactions, or the nature of the Existing Connected Transactions is altered (unless as provided for under the terms of the relevant agreement) or if the Group enters into any new agreements with connected persons in the future, the Company will need to comply fully with all the relevant provisions of Chapter 14 of the Hong Kong Listing Rules dealing with connected transactions.

11.          Extraordinary General Meeting

A notice of the Extraordinary General Meeting to be held at Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, One Pacific Place, 88 Queensway, Hong Kong, on 23 December 2002 at 3:00 p.m. is set out on pages 142 to 143 of this circular at which ordinary resolutions will be proposed to approve the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions.

In accordance with the Hong Kong Listing Rules, Unicom BVI, the controlling shareholder of the Company, which is beneficially interested in approximately 77.47% of the issued share capital of the Company as at the Latest Practicable Date, and its respective Associates who are Shareholders, will abstain from voting on the resolutions to approve the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions at the Extraordinary General Meeting or any adjournment thereof.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not Shareholders are able to attend the Extraordinary General Meeting, they are requested to complete and return the enclosed form of proxy to the Company’s registered office, 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

12.          Recommendation of the Independent Board Committee

Lehman Brothers has been appointed as the independent financial adviser to advise the Company’s Independent Board Committee in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions.

The Independent Board Committee, having taken into account the advice of Lehman Brothers, considers the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions to be fair and reasonable, from a financial perspective, in so far as the

Independent Shareholders are concerned and the Independent Board Committee considers that the Acquisition is in the interests of the Group. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the ordinary resolutions to approve the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions at the Extraordinary General Meeting. The letter from Lehman Brothers containing its advice and recommendation and the principal factors and reasons taken into account in arriving at its recommendation is set out on pages 47 to 69 of this circular.

13.          Additional Information

Your attention is drawn to the letter of the Independent Board Committee set out on pages 45 to 46 of this circular, the letter set out on pages 47 to 69 of this circular from Lehman Brothers, the independent financial adviser to the Company’s Independent Board Committee in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions, and to the information set out in the appendices to this circular.

By Order of the Board
China Unicom Limited
Yang Xian Zu
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Unicom Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

29 November 2002

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

AND

RENEWAL OF WAIVER FOR EXISTING CONNECTED TRANSACTIONS

We refer to the circular (the Circular) dated 29 November 2002 issued by the Company to its Shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 20 November 2002, the Board announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire, and Unicom BVI agreed to sell, the entire issued share capital of the Target Holding Company, subject to certain conditions (the Acquisition). As a result of the Acquisition, certain connected transactions have been entered into by the Target Company, including leasing of CDMA network capacity, supply of telephone cards, procurement of equipment, interconnection and roaming arrangements, and provision of premises (the Prospective Connected Transactions).

Furthermore, on 9 June 2000, the Company made an application for a waiver to the Hong Kong Stock Exchange from strict compliance with the relevant requirements of the Hong Kong Listing Rules in respect of certain connected transactions of the Company as set out in the application (the Existing Connected Transactions). Subsequently, the Hong Kong Stock Exchange granted a waiver to the Company in its letter dated 21 July 2000, subject to certain conditions set out in its letter (the Existing Waiver). The Existing Waiver will expire on 31 December 2002 and the Company has applied to the Hong Kong Stock Exchange for a new waiver in respect of the Existing Connected Transactions in order to continue such transactions.

The terms and the reasons for the Acquisition (including arrangements regarding the financing of the Acquisition) are summarised in the Letter from the Chairman set out on pages 12 to 17 of the Circular. The terms of the Prospective Connected Transactions and the Existing Connected Transactions are also summarised on pages 23 to 43 of the Circular.

PricewaterhouseCoopers has been appointed as the reporting accountants of the Company to examine the management accounts of the entities now comprising the Target Company, which have been independently audited by the reporting accountants, for the six months ended 30 June 2002 and the two years ended 31 December 2001 and 2000 and has carried out such additional procedures as are necessary in accordance with the Auditing Guideline “Prospectuses and the Reporting Accountant” issued by the Hong Kong Society of Accountants. The examination opinion, as set out in the Accountants’ Report included in Appendix II of the circular, has already been communicated to the Independent Board Committee.

The Independent Board Committee was formed on 1 November 2002 to make a recommendation to the Independent Shareholders as to whether, in its view, the terms of the Acquisition, the terms of the Prospective Connected Transactions, and the terms of the Existing Connected Transactions, from a financial perspective, are fair and reasonable so far as the Independent Shareholders are concerned.

Lehman Brothers has been retained as independent financial adviser to advise the Independent Board Committee on the fairness and reasonableness of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions from a financial perspective.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for the Acquisition, the terms of the Prospective Connected Transactions, the terms of the Existing Connected Transactions and the bases upon which their terms have been determined. We have also considered the key factors taken into account by Lehman Brothers in arriving at its opinion regarding the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions as set out in the letter from Lehman Brothers on pages 47 to 69 of the Circular, which we urge you to read carefully.

The Independent Board Committee concurs with the views of Lehman Brothers and considers that the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions are fair and reasonable, from a financial perspective, so far as the Independent Shareholders are concerned. Our views related to fairness and reasonableness are necessarily based on information, facts and circumstances currently prevailing. The Independent Board Committee considers that the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions are in the interests of the Group as well as the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of ordinary resolutions numbered 1, 2 and 3 set out in the notice of the Extraordinary General Meeting at the end of the Circular.

Yours faithfully,
Lee Hon Chiu
Wu Jinglian
C. James Judson
Independent Board Committee

LETTER FROM LEHMAN BROTHERS

The following is the text of an opinion, prepared for the purpose of inclusion in this circular, received from the independent financial advisor, Lehman Brothers. As described in the section headed “Documents available for inspection” in Appendix VI, a copy of the following opinion is available for inspection.

Lehman Brothers Asia Holdings Limited
Level 38, One Pacific Place
88 Queensway
Hong Kong

November 29, 2002

To the Independent Board Committee of
China Unicom Limited

Dear Sirs,

CONNECTED TRANSACTIONS

ACQUISITION OF CELLULAR BUSINESSES FROM UNICOM GROUP AND
RENEWAL OF WAIVER FOR THE EXISTING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to the circular dated November 29, 2002 (the “Circular”) issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein.

The signing of the Acquisition Agreement and the related Prospective Connected Transactions constitute connected transactions for the Company under the Hong Kong Listing Rules and, pursuant to Rule 14.26 of the Hong Kong Listing Rules, are subject to approval by the Independent Shareholders. Further, connected transactions entered into at the time of the Company’s IPO as set out in the “Letter from the Chairman” in the Circular (“Existing Connected Transactions”), for which the waiver with respect to strict compliance with the relevant requirements of the Hong Kong Listing Rules will expire on December 31, 2002, require a new waiver to be sought for continuity of such transactions, which is subject to the approval of such transactions by the Independent Shareholders. We have been appointed to act as the independent financial advisor to the Independent Board Committee to consider whether the terms of: (i) the Acquisition, (ii) the Prospective Connected Transactions, and (iii) the Existing Connected Transactions are fair and reasonable from a financial perspective in so far as the Independent Shareholders are concerned. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to undertake the Acquisition and enter into the Prospective Connected Transactions or the Existing Connected Transactions. This letter has been prepared and delivered in accordance with the requirements of the Hong Kong Listing Rules for the purpose of assisting the Independent Board Committee in their duties to evaluate the above mentioned aspects and for no other reason.

In formulating our opinion with regards to: (i) the Acquisition, (ii) the Prospective Connected Transactions, and (iii) the Existing Connected Transactions, we have reviewed, amongst other things, the Circular, the Prospectus, the Acquisition Agreement, the Unicom BVI Acquisition Agreement, the CUCL Services Agreement, the CDMA Lease Agreement, the UNC Services Agreement, the Satellite Transmission Channel Leasing Agreement, the related transfer agreements, and the financial projections relating to the Target Company. We considered information, given in writing and orally, by the Directors, the Company’s advisors, and the management of the Company and the Target Company. We also reviewed such research studies and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Acquisition, the Prospective Connected Transactions, the Existing Connected Transactions, the Company, the Target Company, the Target Holding Company, UCBVI, Unicom BVI, Unicom Group, Unicom New Horizon, the A Share Company and Unicom NewSpace as supplied by the Company and its management (the “Management”) and the Board, as well as publicly available information. We have assumed that such information and facts, and any representations made to us, are true, accurate, and complete in all material respects as of the date hereof and that they may be relied upon. We have also assumed that all information and representations contained or referred to in the Circular are true, accurate, and complete in all material respects as of the date hereof and have relied upon them. We have also assumed that all statements of intention of the Company’s Management or its Directors, as set forth in the Circular, will be implemented. With respect to any historical costs and financial statements, financial forecasts, estimates, and projections relating to the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions, we have assumed that each was prepared on bases reflecting the best currently available information, views, and judgements of the historical and future financial revenues and expenses involved in the Acquisition and operation of the Target Company and the Company and may be relied upon by us in formulating our opinion. We have also assumed that each of the Acquisition Agreement, the Unicom BVI Acquisition Agreement, the CUCL Services Agreement, the CDMA Lease Agreement, the UNC Services Agreement, the Satellite Transmission Channel Leasing Agreement, the related transfer agreements, is enforceable against each of the parties thereto in accordance with its terms and that each of the parties will perform, and will be able to perform, its obligations thereunder, and as otherwise described in the Circular, in full when due.

We have not carried out any independent verification of the information provided to us nor have we conducted any form of investigation into the commercial viability or the future prospects of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions or the financial condition or future prospects of any of the parties, the Target Company or the Company. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions have been or will be obtained without any adverse effect on the Target Company, the Company or the contemplated benefits to the Company.

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion expressed herein which may come or be brought to our attention after the date hereof.

PRINCIPAL FACTORS AND REASONS

1.            The Acquisition

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

(a)           Overview:

On November 20, 2002, the Board announced that the Company had entered into the Acquisition Agreement with Unicom BVI, its immediate controlling shareholder, to purchase the entire issued share capital of the Target Holding Company for a total cash consideration of approximately HK$4,523 million (RMB4,800 million). The Company will use its existing internal cash resources to finance the Acquisition. As of June 30, 2002, the aggregate amount of net indebtedness of the Target Holding Company’s wholly-owned subsidiary, the Target Company, was HK$16.7 billion (RMB17.7 billion). Taking into account the above net indebtedness and the total purchase price of the Acquisition, the enterprise value of the Target Company is HK$21.2 billion (RMB22.5 billion).

The Target Holding Company was incorporated on October 23, 2002, in British Virgin Islands with limited liability, and is an intermediary holding company wholly-owned by UCBVI, which is in turn wholly-owned by Unicom Group. Upon completion of the Acquisition, the Target Company will become an indirectly wholly-owned subsidiary of the Company held through the Target Holding Company. The following is the corporate structure of the Company and its subsidiaries (the “Group”) immediately after the completion of the Acquisition.

The acquisition of the Target Holding Company by the Company constitutes a connected transaction with respect to the Company and also the A Share Company under the Hong Kong Listing Rules and the Shanghai Stock Exchange listing rules, respectively. In compliance with the undertaking to the Hong Kong Stock Exchange, the Acquisition has been structured in accordance with the 2-Step Approach, and involved entering into two separate acquisition agreements:

(i)                                    The Unicom BVI Acquisition: The A Share Company (through its subsidiary Unicom BVI) purchases the entire issued share capital of the Target Holding Company from UCBVI (a wholly-owned subsidiary of Unicom Group).

(ii)                                 The Acquisition: The Company acquires from Unicom BVI the entire issued share capital of the Target Holding Company.

Further details of the Acquisition, including the 2-Step Approach, are set out in the “Letter from the Chairman” in the Circular.

(b)           The Target Company:

The Target Company is one of two mobile telecommunications service providers operating in the Target Services Areas, comprised of Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Chongqing municipality, Guangxi Zhuang Autonomous Region and Xinjiang Uygur Autonomous Region in the PRC.

As of June 30, 2002, the Target Company had a total of 12.79 million cellular subscribers, with a market share of approximately 31.7% in the Target Service Areas. The number of cellular subscribers of the Target Company and its estimated market share in each of the Target Service Areas as of June 30, 2002, are set out below. Further information on the Target Company is provided in Appendix I to the Circular.

Province/Municipality/ Autonomous Region	Cellular penetration rate(1)	Total number of subscribers (‘000)(1)			Market share(1)
		GSM	CDMA	Total
Jilin	16.1%	1,489	16	1,505	35.0%
Heilongjiang	14.6%	1,878	101	1,980	35.0%
Jiangxi	9.4%	1,187	32	1,218	30.7%
Henan	6.3%	1,584	49	1,633	26.8%
Shaanxi	9.8%	1,211	36	1,246	34.4%
Sichuan	8.4%	2,186	35	2,221	29.9%
Chongqing	10.6%	1,037	21	1,058	32.3%
Guangxi	6.9%	1,002	15	1,017	29.8%
Xinjiang	13.7%	882	29	911	35.8%
Total	9.4%	12,456	334	12,790	31.7%

(1)           Extracted from the “Letter from the Chairman” in the Circular.

Summarized below is the historical (i) operating revenues; (ii) operating profit; and (iii) net profit of the Target Company in accordance with Hong Kong GAAP for each of the years ended December 31, 2000, and 2001, respectively, and the six months ended June 30, 2002, which were extracted from the accountants’ report on the Target Company as set out in Appendix II to the Circular.

	Year ended December 31,		Six months ended June 30,
	2000	2001	2002
Operating Revenues
RMB million	3,078	6,912	4,867
HK$ million	2,900	6,513	4,586
Operating Profit
RMB million	151	1,211	763
HK$ million	142	1,141	719
Net Profit / (Loss)
RMB million	(236)	323	169
HK$ million	(222)	304	159

As discussed in the “Letter from the Chairman” in the Circular, the net profit forecasts for the Target Company for 2002 and 2003 are RMB460 million (approximately HK$434 million) and RMB650 million (approximately HK$613 million), respectively. The number of cellular subscribers of the Target Company is estimated to reach 16.41 million as of December 31, 2002.

(c)           Reasons for the Acquisition:

As stated in the “Letter from the Chairman” in the Circular, the Board is of the view that the Acquisition should offer new and important opportunities for the Group to strengthen its market position, enhance its competitive strength, and improve its financial performance and management efficiency, so as to benefit further from the sustained growth of the Chinese cellular telecommunications industry.

For further details of the reasons for the Acquisition, please refer to the “Letter from the Chairman” in the Circular.

(d)           Basis of the Consideration:

As noted in the “Letter from the Chairman”, the terms of the Acquisition were negotiated on an arm’s length basis, and included representations and warranties in favor of the Company and provisions providing for liability for breach of the representations and warranties, pre-completion undertakings from Unicom BVI and circumstances in which the Company may rescind the Acquisition Agreement. Further, Unicom Group and Unicom BVI have given the Company additional protection by way of a tax indemnity. We understand that the total purchase price of the Acquisition was determined based on various factors, including the prospective profit contributions of the Target Company to the Combined Group, the quality of the Target Assets, their growth prospects, their earnings potential, the competitive advantages in their respective markets and the relevant valuation benchmarks.

As stated in the “Letter from the Chairman” in the Circular, the Board is of the view that the total purchase price for the Acquisition payable by the Company for the Target Holding Company and the other terms of the Acquisition are fair and reasonable, on normal commercial terms and that the Acquisition is in the best interests of the Company and its investors.

(e)           Valuation of the Target Company:

The purchase price of the Acquisition of approximately HK$4,523 million (RMB4,800 million) implies an enterprise value (“EV”) for the Target Company of approximately HK$21.2 billion (RMB22.5 billion), being the equity value (the total purchase price of the Acquisition to be paid in this case) plus the net debt of the Target Company to be assumed by the Group of approximately HK$16.7 billion (RMB17.7 billion).

We have analyzed the purchase price of the Acquisition using three valuation methodologies including: (i) the discounted cash flow (“DCF”) analysis, (ii) the comparable company trading analysis, and (iii) the comparable transactions analysis.

(i)                                    Discounted cash flow analysis: The DCF analysis has been used as the primary valuation methodology as in our view it best reflects the potential future cash flows of the Target Company. Such analysis takes into consideration expectations with regards to the dynamics of the market, competition in the sector, regulatory environment, and provides an estimate of the revenues, cost structure and capital expenditures for the Target Company. In performing the DCF analysis, we have reviewed the financial projections of the Target Company provided to us by the Company and its advisors and have made adjustments to certain assumptions to reasonably reflect our views of the future performance of the Target Company, taking into consideration currently available information provided to us, benchmarking analysis and our discussions with the Company and its financial advisors.

The purchase price of the Acquisition of approximately HK$4,523 million falls within the range of equity values implied by the DCF analysis.

(ii)                                 Comparable company trading analysis: The analysis was performed based on trading ratios commonly used in the mobile services industry, in particular price/earnings and EV/subscriber. We have not used the EV/EBITDA ratio, another commonly used valuation metric, as EBITDA information for the Target Company has not been disclosed.

The purchase price of the Acquisition represents a 2002E price/earnings ratio of 10.4 times based on the forecast net profit of the Target Company of HK$434 million (RMB460 million) in 2002, and a 2003E price/earnings ratio of 7.4 times based on the forecast net profit of the Target Company of HK$613 million (RMB650 million) in 2003. In addition, the enterprise value for the Target Company will represent approximately HK$1,294 (RMB1,372) per subscriber based on Management’s forecast subscriber base of 16.41 million for the Target Company by the end of 2002.

	Price/Earning				EV/Subscriber
	2002E		2003E		2002E
China Unicom Limited	16.7	x	14.9	x	HK$1,804
China Mobile (HK) Limited	12.8	x	11.6	x	HK$3,697
Target Company	10.4	x	7.4	x	HK$1,294
Discount to China Unicom Limited	37%		50%		28%
Discount to China Mobile (HK) Limited	18%		36%		65%

(1)                              Enterprise values of China Unicom Limited and China Mobile (HK) Limited are calculated based on their respective closing prices as at the date of the Acquisition Agreement (November 20, 2002).

(2)                              Forecast net income and year end subscribers for China Unicom Limited and China Mobile (HK) Limited are based on consensus brokers’ estimates.

These multiples represent 37%, 50%, and 28% discounts, respectively, to the Company’s corresponding estimated multiples of the relevant periods. The Company represents in our view the best comparable to the Target Company based on a number of characteristics, including, similar business focus, similar market position, similar technology platforms, similar average revenue per user per month (“ARPU”) levels and comparable quality of subscriber base. China Mobile (HK) Limited is also generally regarded as a comparable company due to its exclusive focus on providing mobile services in mainland China, although it is considerably bigger, has higher ARPU levels, and operates only GSM technology. The above mentioned multiples also represent 18% and 36% discounts to China Mobile (HK) Limited’s price/earnings trading multiples in 2002 and 2003, respectively. We believe comparison on an EV/subscriber basis is less relevant given that China Mobile (HK) Limited has higher ARPU levels than the Target Company.

Besides the above, we compared the Target Company’s implied valuation multiples to the trading multiples of other mobile operators in Asia. The operators chosen display certain common characteristics with the Target Company in terms of growth prospects, ARPU levels, profitability levels, etc., and the valuation benchmarks implied by the purchase price of the Acquisition are within the range when compared to the trading multiples of the chosen set of operators.

(iii)                              Comparable transactions analysis: Comparable transactions analysis must be viewed in the context of factors that include market dynamics, competitive differences and significance of stake acquired. In our view, the most comparable transaction for the Acquisition is China Mobile (HK) Limited’s acquisition of mobile assets in 8 provinces (“CMHK Target”) from China Mobile Group in May 2002. The acquisition year (2002) price/earnings ratio implied by the purchase price of the Acquisition represents a 13% discount to that of the acquisition of the CMHK Target. As mentioned earlier, EV/subscriber is less relevant due to ARPU differences between the Target Company and the CMHK Target.

Having considered the above mentioned principal factors, we are of the opinion that the purchase price of the Acquisition is fair and reasonable from a financial point of view in so far as the Independent Shareholders are concerned.

(f)            Conditions of the Acquisition:

Completion of the Acquisition is conditional upon fulfilment (to the satisfaction of the Company) or waiver of various conditions including: (i) the passing of resolutions by the independent shareholders of the A Share Company at the A Share Company’s general meeting approving the Unicom BVI Acquisition and the Prospective Connected Transactions, (ii) the passing of resolutions by the Independent Shareholders at the Company’s general meeting approving the Acquisition and the Prospective Connected Transactions, (iii) there having been no material adverse change to the financial conditions, business operations or prospects of the Target Holding Company or the Target Company, (iv) the receipt by the Company of all necessary approvals from relevant PRC regulatory authorities, and (v) the completion of the Unicom BVI Acquisition.

Further details of the other conditions to the completion of the Acquisition are provided under the section “Conditions for Completion of the Acquisition” in the “Letter from the Chairman” in the Circular. If any of the conditions is not satisfied or waived by June 30, 2003, or such later date as Unicom BVI and the Company may agree, the Acquisition Agreement will lapse.

The Company has the right to terminate the Acquisition Agreement if, among other events, at any time after signing of the Acquisition Agreement and before the competition of the Acquisition, there is a significant adverse change in the market price of the Shares of the Company and the Company is of the opinion that it will not be in the interest of its Shareholders as a whole to proceed with the Acquisition.

(g)           Pro Forma Financial Effects to China Unicom Limited:

We have conducted various analyses on the potential financial effects of the Acquisition on the Group, which were extracted from or prepared based on the accountants’ report and unaudited pro forma financial information of the Combined Group as set out in Appendix II and Appendix IV to the Circular.

(i)                                    Earnings: The pro forma earnings per share of the Combined Group for the six months ended June 30, 2002, would be approximately RMB0.187, which is approximately 4.5% higher than the actual earnings per share of the Group for the same period.

(ii)                                 Net assets and goodwill: The pro forma net assets of the Combined Group as at June 30, 2002, would remain unchanged at RMB63,933 million compared to that of the Group as of the same date. Assuming the Acquisition took place on June 30, 2002, a goodwill of approximately RMB2,551 million would be recorded. This amount would be accrued and amortized on a straight line basis over the estimated useful life of 20 years, resulting in an annual amortization charge of approximately RMB128 million. This represents an amount of RMB0.01 per share per annum implying a pro forma pre-goodwill adjusted earnings per share of the Combined Group of RMB0.192 as opposed to the post-goodwill adjusted earnings per share of RMB0.187 for the six months ended June 30, 2002.

(iii)                              Gearing: The pro forma total debt (including minority interests) of the Combined Group would be approximately RMB48,179 million as at June 30, 2002, representing an increase of about 63.8% from the total debt of approximately RMB29,416 million of the Group at the same date. The pro forma net debt (total debt less cash and cash equivalents and short-term bank deposits) of the Combined Group would increase to approximately RMB27,841 million from RMB5,322 million for the Group as of June 30, 2002. The pro forma ratio of the Combined Group’s net debt to total shareholders’ funds would be approximately 43.5% as at June 30, 2002, compared to 8.3% of the Group as of the same date. On a pro forma basis, the total debt to total capitalization ratio would increase from 31.5% to approximately 43.0%. The above pro forma gearing levels of the Combined Group are below the average gearing levels of certain other mobile operators which we looked at for comparison purposes.(1)

2.            The Prospective Connected Transactions

As a result of the Acquisition and in order to allow the Target Company to continue providing certain services in the Target Service Areas post the Acquisition, the Target Company had entered into certain Prospective Connected Transactions in accordance with the 2-Step Approach. The Prospective Connected Transactions will require the approval of the Independent Shareholders and the independent shareholders of the A Share Company.

(1)                                 The operators are Advanced Info Service Plc., Bharti Tele-Ventures Ltd., China Mobile (HK) Ltd., Globe Telecom, KT Freetel, LG TeleCom Ltd., NTT DoCoMo, Singapore Telecommunications Ltd., SK Telecom, Taiwan Cellular Corp, and Total Access Communication.

We set out below a summary of each of the Prospective Connected Transactions.

(a)           Leasing of CDMA Network Capacity:

Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, owns a nationwide CDMA network within the PRC. CUCL has been leasing capacity on that CDMA network from Unicom New Horizon in the Listed Service Areas since the beginning of 2002. The terms of the lease are set out in a CDMA network capacity lease agreement dated November 22, 2001, between CUCL, Unicom New Horizon and Unicom Group (the “CUCL Lease Agreement”). The circular issued by the Company dated November 28, 2001, provides further details of the terms of the CUCL Lease Agreement.

In relation to the Target Service Areas, the Target Company is currently providing CDMA cellular services by leasing capacity on the initial phase of the CDMA Network from Unicom New Horizon. Unicom Group is a party to that leasing arrangement to guarantee performance of some of the obligations of Unicom New Horizon thereunder. Except for the Capacity to be delivered by Unicom New Horizon, the terms of the leasing arrangement are in all material respects the same as those contained in the CUCL Lease Agreement.

As at the end of each of the first, second and third quarter of financial year 2002, the Target Company leased CDMA capacity of 0.6 million, 1.2 million and 1.2 million lines, respectively. For the fourth quarter of 2002, a total capacity of 2 million lines is leased. The lease fee payable by the Target Company is estimated to be approximately RMB61.4 per line for each quarter in the Target Service Areas, which is the same rate as that payable by the Company to Unicom New Horizon with respect to the Listed Service Areas. As at September 30, 2002, the Target Company had 0.832 million CDMA subscribers in the Target Service Areas.

To continue the provision of the CDMA cellular services in the Target Service Areas following the completion of the Acquisition, Unicom New Horizon, the Target Company and Unicom Group will need to restructure their current leasing arrangement in accordance with the 2-Step Approach. The restructuring will involve splitting the current leasing arrangement into two separate leases, which will be made conditional upon the approval of the independent shareholders of the A Share Company, and the Independent Shareholders, respectively:

(i)                                    the CDMA Lease Agreement between the A Share Company, Unicom New Horizon and Unicom Group. Completion of the CDMA Lease Agreement is subject to approval of independent shareholders of the A Share Company and all conditions precedent contained in the CDMA Transfer Agreement having been fulfilled or waived.

(ii)                                 the CDMA Transfer Agreement between the Target Company and the A Share Company. Pursuant to this agreement, the A Share Company agrees to transfer all of its rights and obligations provided for in the CDMA Lease Agreement to the Target Company and following the completion of the CDMA Transfer Agreement, the A Share Company will cease to be a party to the CDMA Lease Agreement and the Target Company will become a party to it in place of the A Share Company. The Target Company will then be able to exercise and enjoy all the rights of the A Share Company arising under the CDMA Lease Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the CDMA Lease Agreement. Completion of the CDMA Transfer Agreement is subject to, inter alia, the Independent Shareholders’ prior approval and all conditions precedent contained in the CDMA Lease Agreement having been fulfilled or waived.

The net effect of the CDMA Lease Agreement and the CDMA Transfer Agreement is to enable the Target Company to continue to lease capacity on the CDMA Network following the completion of the Acquisition on terms that are in all material respects the same as before and as the CUCL Lease Agreement. The terms of the CDMA Lease Agreement are set out in the “Letter from the Chairman” in the Circular and include the following:

•                                     Unicom New Horizon shall plan, finance and construct the CDMA Network (the initial phase of which has already been completed) and shall ensure that all subsequent phases of the CDMA Network are constructed in accordance with the detailed specifications and timetable agreed between Unicom New Horizon and the A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement);

•                                         The A Share Company (for whom the Target Company will substitute after the completion of the CDMA Transfer Agreement) shall be responsible for the operation, management and maintenance of the CDMA Network in accordance with the relevant requirements of the CDMA Lease Agreement;

•                                         The A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement) has the exclusive rights to provide CDMA services in the Target Service Areas;

•                                         The term of the CDMA Lease Agreement is for an initial period of one year (the “Initial Term”), renewable for further one year terms (the “Additional Term”) at the option of the A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement). The Directors expect that the Initial Term will commence by June 2003;

•                                         The A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement) has the option to add or reduce the capacity leased by giving specified period of advance notice to Unicom New Horizon. There is no minimum requirement for the network capacity to be leased beyond one year;

•                                         The Lease Fee will be calculated on a basis which would enable Unicom New Horizon to recover its investment in constructing the CDMA Network within 7 years, together with an internal rate of return of 8%;

•                                         Unicom Group has unconditionally and irrevocably guaranteed the due and punctual performance by Unicom New Horizon of its obligations under the CDMA Lease Agreement. Unicom Group has also agreed to indemnify the A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement) for any loss it may suffer as a result of any defect in any of the CDMA Network equipment or any loss caused by the negligence, default, act or omission of Unicom New Horizon or Unicom Group under the CDMA Lease Agreement or in connection with the CDMA Network;

•                                         The A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement) may terminate the CDMA Lease Agreement by giving not less than 180 days’ prior written notice, with effect from the end of any Additional Term. In addition, Unicom New Horizon or the A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement) may terminate the CDMA Lease Agreement if the other party commits any continuing or material breach of the CDMA Lease Agreement. Unicom New Horizon is not otherwise permitted to terminate the CDMA Lease Agreement;

•                                         The A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement) has the option to purchase the CDMA Network at any time during the Initial Term and any Additional Term and within 1 year after the termination or expiry (without renewal) of the CDMA Lease Agreement. The acquisition price shall be negotiated between the parties, based on the appraised value of the CDMA Network determined by an independent asset appraiser in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that it will not exceed such price as would enable Unicom New Horizon to recover the Network Construction Cost together with an internal rate of return on its investment of 8%.

On the basis that: (i) the terms of the CDMA Lease Agreement are similar in all material respects to the terms of the CUCL Lease Agreement and are designed as extensions of the Company’s similar existing arrangement with Unicom New Horizon for the Listed Service Areas that have been approved by the Independent Shareholders previously, (ii) the 8% return on investment included in the calculation of the Lease Fee is less than the Company’s currently estimated weighted average cost of capital of approximately 12-14% based on the capital asset pricing model, and (iii) the CDMA Lease Agreement and CDMA Transfer Agreement will allow the Company to provide CDMA cellular services in the Target Service Areas post the Acquisition, we are of the view that the lease arrangements are fair and reasonable from a financial point of view in so far as the Independent Shareholders are concerned.

(b)           Supply of Telephone Cards:

Unicom Group established Unicom Xingye, its 95% owned subsidiary, to engage in the sourcing of telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards, for Unicom Group’s various networks. Unicom Import and Export Co. Ltd. owns the remaining 5% of Unicom Xingye. Unicom Group (through Unicom Xingye) currently supplies telephone cards to the Target Company.

To continue the supply of telephone cards following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate supply arrangements with the A Share Company (represented by the following agreements) in accordance with the 2-Step Approach:

(i)                                    Pursuant to the UNC Services Agreement, Unicom Group (through Unicom Xingye) agrees to supply, and the A Share Company agrees to receive telephone cards on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. Unicom Group shall ensure that the telephone cards supplied by it will meet the quality standard stipulated by the relevant government authority. The agreement provides that the initial term shall be one year, commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                 Pursuant to a transfer agreement dated November 20, 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Charges for the supply of these cards are based on the actual cost incurred by Unicom Xingye in supplying the cards plus a margin over cost to be agreed from time to time but in any case not to exceed 20 per cent of the cost, and subject to specified volume discounts. We understand from the Management that selling, general and administration expenses will not be taken into account in the calculation of the charges for the card supply. Unicom Group agrees to supply (through Unicom Xingye) telephone cards to the Target Company on terms no less favorable than the terms of its supply to any member of Unicom Group or any other independent third party. Under the UNC Services Agreement, prices and volumes will be reviewed by the parties on an annual basis.

(c)           Equipment Procurement Services:

Unicom Import and Export Co. Ltd., a 96.7% owned subsidiary of Unicom Group, carries on the business of procuring foreign and domestic telecommunications equipment and other materials required in the operation of Unicom Group’s networks. Unicom Import and Export Co. Ltd. provides comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. Unicom Group (through Unicom Import and Export Co. Ltd.) currently provides equipment procurement services to the Target Company. To continue the procuring of telecommunications equipment and other materials following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate procurement arrangements with the A Share Company (represented by the following agreements) in accordance with the 2-Step Approach:

(i)                             Pursuant to the UNC Services Agreement, Unicom Group (through Unicom Import and Export Co. Ltd.) agrees to provide, and the A Share Company agrees to receive equipment procurement services on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year, commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                          Pursuant to a transfer agreement dated November 20, 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Charges for these services are calculated at the rate of: (i) 0.7% of the contract value in the case of imported equipment, and (ii) 0.5% of the contract value in the case of domestic equipment. Unicom Group (through Unicom Import and Export Co. Ltd) shall give equal treatment to the

Target Company and any member of Unicom Group in terms of pricing and with respect to all material terms and conditions, and shall provide equipment procurement services to the Target Company on terms no less favorable than those available to any independent third party.

(d)           Interconnection Agreements:

The Target Company’s GSM and CDMA cellular networks and Unicom Group’s GSM and CDMA cellular and fixed line networks interconnect with each other in order to pass traffic between the networks. To continue such interconnection arrangement following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate interconnection arrangements with the A Share Company (represented by the following agreements) in accordance with the 2-Step Approach:

(i)                                    Pursuant to the UNC Services Agreement, Unicom Group and the A Share Company agree to enter into interconnection arrangements on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The parties shall ensure that the quality standard of the interconnection services shall not be lower than the quality of the interconnection services provided within their respective network. The agreement provides that the initial term shall be one year, commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                 Pursuant to a transfer agreement dated November 20, 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Interconnection settlement between Unicom Group’s networks and the Target Company’s networks is based on relevant standards established from time to time by the MII. However, in the case of calls between cellular subscribers in different provinces, settlement is based on either the relevant standards established by the MII or an agreed settlement arrangement between the Target Company, the A Share Company and Unicom Group. Of the two settlement arrangements, the Target Company is able to choose the more favorable arrangement. The agreed settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favorable to the Target Company than the settlement arrangement prescribed by the MII. If in future the arrangement prescribed by the MII were to be more favorable to the Target Company, the Target Company would settle on the basis of that arrangement. With respect to our view on such interconnection charges, please refer to page 62 of this letter.

(e)           Roaming Agreements:

The Target Company and Unicom Group provide roaming services to each other’s GSM and CDMA cellular subscribers within their respective areas to allow for additional geographic coverage for their respective subscribers. To continue such roaming arrangements following the completion of the Acquisition, each of the Target Company and Unicom Group has entered into separate roaming arrangements with the A Share Company (represented by the following agreements) in accordance with the 2-Step Approach:

(i)                                    Pursuant to the UNC Services Agreement, Unicom Group and the A Share Company agree to enter into roaming arrangements on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year, commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                 Pursuant to a transfer agreement dated November 20, 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Charges for these services are based on the Target Company’s and Unicom Group’s respective internal costs of providing the services, and will be on no less favorable terms than those available to any independent third party. With respect to our view on such roaming charges, please refer to page 62 of this letter.

(f)            Provision of Premises:

Unicom Group currently provides premises belonging to Unicom Group or leased to Unicom Group by third parties upon the request of the Target Company from time to time. To continue such provision of premises following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate arrangements regarding the provision of the premises with the A Share Company (represented by the following agreements) in accordance with the 2-Step Approach:

(i)                                    Pursuant to the UNC Services Agreement, Unicom Group agrees to provide premises to the A Share Company on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year, commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                 Pursuant to a transfer agreement dated November 20, 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Apart from cases where the premises have been leased from independent third parties, the rental amount for each premises is based on the lower of depreciation costs and market prices for similar premises in that locality. In instances where the premises have been leased from independent third parties, the rental amount is that payable in the head lease. Charges for any air-conditioning and electricity are included in the rental amount. For shared premises, the price is split in proportion to the respective areas occupied by the parties.

As discussed in the “Letter from the Chairman” in the Circular, Chesterton Petty, an independent property valuer, has confirmed that the rental amounts payable under the above arrangements are fair and reasonable and do not exceed market rent.

As noted in the “Letter from the Chairman” in the Circular, the Prospective Connected Transactions will be entered into in the ordinary and usual course of business and on normal commercial terms. The Directors are of the view that the terms of the Prospective Connected Transactions are fair and reasonable so far as the Shareholders are concerned and have been determined after arm’s length negotiation between the parties. As the Prospective Connected Transactions are expected to occur on a regular continuous basis in the ordinary and usual course of business, the Company has applied to the Hong Kong Stock Exchange for a waiver from strict compliance with the normal approval and disclosure requirements related to connected transactions under Chapter 14 of the Hong Kong Listing Rules. This waiver would allow the Company to make and accept payments from the various transactions in the ordinary course of business without making a separate disclosure to Shareholders or, if necessary, seeking Shareholders approval for each transaction as it arises. The Hong Kong Stock Exchange has indicated that it will grant the waiver, which will be effective until December 31, 2005, subject to the satisfaction of various conditions, including: (a) that the transactions have been approved by the Independent Shareholders, (b) that the transactions will be entered into in the ordinary and usual course of business and on normal commercial terms that are fair and reasonable so far as the Independent Shareholders are concerned, (c) that the Company shall disclose in its annual reports sufficient details of the transactions, (d) that the independent non-executive Directors of the Company review the transactions annually, (e) that the Company’s auditors review the transactions annually, and (f) that the transactions do not exceed the relevant monetary limits set out below:

(i)                                    In relation to the leasing of Capacity on the CDMA Network, the respective total annual Lease Fee in relation to the years ended December 31, 2003, 2004 and 2005 does not exceed RMB1,500 million, RMB2,460 million and RMB4,430 million, respectively; and

(ii)                                 In relation to the provision of premises, the aggregate annual value shall not exceed the amount of RMB8 million.

We have discussed with the Management the basis for setting the respective monetary limits for the Prospective Connected Transactions, as well as the reasons for not imposing a monetary limit on certain Prospective Connected Transactions. As discussed in the “Letter from the Chairman” in the Circular, the monetary limits for the leasing of Capacity on the CDMA Network have been determined with reference to the Company’s estimates of the maximum amount of capacity which may be leased by the Target Company for the years 2003, 2004 and 2005. The Company has also informed us that the monetary limits for the provision of premises have been determined with reference to the Company’s estimates of the premises that are required to be leased from Unicom Group and its estimate of market rent at the respective locations. Based solely on the Management’s view, as informed to us, that the monetary limits are set so as to (i) not hinder the ability of the Company to conduct its business in the ordinary course and, (ii) allow the Company to benefit from potential growth, we consider the above monetary limits to be reasonable in the circumstances.

With respect to the lack of a monetary limit for the other Prospective Connected Transactions, the Management has informed us that the Group’s revenue depends on growth in its subscriber base and usage on its various networks, and any such growth will necessarily result in increased volumes under the interconnections and roaming arrangements, as well as increased requirement for the supply of telephone cards to sell to subscribers and equipment procurement for network deployment. The Management believes that it is therefore difficult to fix appropriate monetary limits for these transactions without potentially hindering the growth of the Company. On the basis of the above and that the terms of the Prospective Connected Transactions have been set by reference to appropriate tariffs and standards prescribed by the relevant Chinese regulatory authorities and/or market rates and/or determined after arm’s length negotiation between the parties, and the Company will also be required to comply with certain requirements, including the disclosure of details of the Prospective Connected Transactions in the Company’s annual reports and reviews by the independent directors and auditors of the Company, we believe that it is reasonable for the Management to have not imposed a monetary limit on certain of the Prospective Connected Transactions.

On the basis that: (i) the terms, conditions and charges of the Prospective Connected Transactions (as discussed in Section 2(b) through 2(f) above) were originally determined in accordance with the appropriate tariffs and standards prescribed by the relevant Chinese regulatory authorities and/or by reference to market rates and/or by reference to the cost of providing the respective service or facility, and will remain on no less favorable terms than those available to any independent party so far as the Target Company is concerned, (ii) the independent property valuer, Chesterton Petty, has confirmed that the rental amounts payable in connection with the provision of commercial premises to the Target Company are fair and reasonable and do not exceed current market prices, (iii) the Prospective Connected Transactions are designed as extensions to the Company’s similar existing arrangements with Unicom Group that have been fully disclosed in the Company’s Prospectus at the time of its IPO in 2000, and are intended to facilitate the growth of the Company, and in reliance upon representations made by the Directors that the Prospective Connected Transactions are expected to be entered into in the ordinary and usual course of business, and on normal commercial terms, and the terms have been determined after arm’s length negotiation between the parties, we are of the view that the Prospective Connected Transactions (as discussed in Section 2(b) through 2(f) above) are fair and reasonable from a financial point of view in so far as the Independent Shareholders are concerned.

3.            The Existing Connected Transactions

The Company had in July 2000 secured a conditional waiver from the Hong Kong Stock Exchange from strict compliance with the relevant requirements of the Hong Kong Listing Rules in respect of the Existing Connected Transactions. The waiver will expire on December 31, 2002. To enable the Existing Connected Transactions to continue after December 31, 2002, the Company has applied to the Hong Kong Stock Exchange for a new waiver. The new waiver is subject to the approval of the Existing Connected Transactions by the Independent Shareholders.

As with the Prospective Connected Transactions, the Existing Connected Transactions are not only connected transactions for the Company under the Hong Kong Listing Rules, but also for the A Share Company under the PRC laws and regulations and Shanghai Stock Exchange listing rules. The Existing Connected Transactions have been disclosed in the A Share Prospectus, and Commerce & Finance Law Offices, the Chinese counsel to the Company, has confirmed that under existing PRC laws and regulations and Shanghai Stock Exchange listing rules, once the Existing Connected Transactions are disclosed in the A Share Prospectus, such transactions can continue indefinitely and no approval of independent shareholders of the A Share Company shall be required for so long as there is no material change in the terms of such transactions. Therefore, approval of the independent shareholder of the A Share Company is not required for the Existing Connected Transactions to continue under current PRC laws and regulations and Shanghai Stock Exchange listing rules.

The following Existing Connected Transactions were entered into between CUCL and Unicom Group or its subsidiaries at the time of the Company’s IPO. The Directors expect that the Company and the Group will continue to enter into such transactions with Unicom Group or its subsidiaries, which will constitute ongoing connected transactions under the Hong Kong Listing Rules:

(a)           Leasing of Satellite Transmission Capacity:

China Unicom New Space Co., Ltd. (“Unicom NewSpace”), a 95% owned subsidiary of the Unicom Group, has been leasing and will lease satellite transmission channel capacity to CUCL. CUCL uses this capacity to supplement its telecommunication network.

Unicom NewSpace and CUCL have entered into a satellite transmission channel leasing agreement dated May 25, 2000. Under this agreement, CUCL is entitled to lease satellite transmission capacity from Unicom NewSpace for a term ending December 31, 2000, renewable at the option of CUCL. As noted in the “Letter from the Chairman” in the Circular, CUCL has renewed this agreement at the end of 2000 and 2001 and it will also renew this agreement by the end of 2002, subject to Independent Shareholders’ approval.

Payments for leasing of satellite transmission capacity have been and will be calculated on the basis of tariffs set by the MII. CUCL has paid and will pay the minimum applicable tariff for the relevant volume and duration less a discount of up to 10%. The discount rate has been and will not be less than that offered by any third party leasing similar transmission capacity. If new tariffs are to be stipulated by the MII, the leasing charge will be reviewed.

(b)           Supply of International Gateway Services:

Unicom Group has been and will provide CUCL with access to international connections for the international long distance service of CUCL through Unicom Group’s international gateways in Shanghai, Guangzhou and Beijing under the CUCL Services Agreement for a period ending December 31, 2002, renewable at the option of CUCL. As noted in the “Letter from the Chairman” in the Circular, CUCL will renew this agreement by the end of 2002, subject to Independent Shareholders’ approval. Unicom Group has undertaken not to supply international gateway services to other third parties.

The charge for these services has been and will be based on the cost to Unicom Group for operating and maintaining the international gateway facilities, including depreciation, together with a margin over cost of 10%. CUCL has been and will retain all revenues generated by its international long distance service. On the basis that (i) the international gateway services are provided to CUCL in order to allow it to provide international long distance services, (ii) Unicom

Group has undertaken not to supply international gateway services to other third parties, (iii) the charges were determined by reference to the cost of providing the service, and (iv) the arrangements are renewals of the Company’s similar existing arrangements with Unicom Group that have been fully disclosed in the Company’s Prospectus at the time of its IPO in 2000, and are intended to facilitate the growth of the Company, and in reliance upon representations made by the Directors that the arrangements have been and will continue to be entered into in the ordinary and usual course of business and on normal commercial terms that have been determined after arm’s length negotiations between the parties, we are of the view that the terms for the provision of international gateway services are fair and reasonable from a financial point of view in so far as the Independent Shareholders are concerned.

(c)           Supply of Telephone Cards:

Unicom Group (through Unicom Xingye) has been supplying, and will continue to supply, telephone cards including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards to CUCL under the CUCL Services Agreement for a period ending December 31, 2002, renewable at the option of CUCL. As noted in the “Letter from the Chairman” in the Circular, CUCL will, subject to Independent Shareholders’ approval, renew this agreement with Unicom Group by the end of 2002.

Charges for supply of the telephone cards has been and will be based on the actual cost incurred by Unicom Xingye in supplying the cards plus a margin over cost to be agreed from time to time but in any case not to exceed 20%, and subject to specified volume discounts. We understand from the Management that selling, general and administration expenses have not and will not be taken into account in the calculation of the charges for the card supply. Under the CUCL Services Agreement, prices and volumes will be reviewed by the parties on an annual basis. Unicom Group agrees to supply (through Unicom Xingye) telephone cards to CUCL on terms no less favorable than the terms of its supply to any member of Unicom Group or any other independent third party.

(d)           Equipment Procurement Services:

Pursuant to the CUCL Services Agreement, CUCL may request that Unicom Group act (through Unicom Import and Export Co. Ltd.) as its agent in procuring foreign and domestic telecommunications equipment and other materials, for a period ending December 31, 2002, renewable at the option of CUCL. As noted in the “Letter from the Chairman” in the Circular, CUCL will, subject to Independent Shareholders’ approval, renew this agreement by the end of 2002.

Charges for these services are calculated at the rate of: (i) 0.7% of the contract value in the case of imported equipment, and (ii) 0.5% of the contract value in the case of domestic equipment. Under the agreement, Unicom Group shall (through Unicom Import and Export Co. Ltd.) give equal treatment to the Group and any member of Unicom Group in terms of pricing and with respect to all material terms and conditions and shall provide equipment procurement services to CUCL on terms no less favorable than those available to any independent third party.

(e)           Interconnection Agreements:

CUCL’s cellular, long distance networks and IP telephony networks and Unicom Group’s cellular and fixed line networks will interconnect with each other in order to pass traffic between the networks. The CUCL Services Agreement provides for these interconnection arrangements for a period ending December 31, 2002, renewable at the option of CUCL. As noted in the “Letter from the Chairman” in the Circular, CUCL will, subject to Independent Shareholders’ approval, renew this agreement by the end of 2002.

Interconnection settlement between Unicom Group’s networks and CUCL’s networks is based on relevant standards established from time to time by the MII. However, in the case of calls between cellular subscribers in different provinces, settlement is based on either the relevant standards established by the MII or an agreed settlement arrangement between CUCL and Unicom Group. Of the two settlement arrangements, CUCL has the right to choose the more favorable arrangement. The agreed settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favorable to CUCL than the settlement arrangement prescribed by the MII. If in future the arrangement prescribed by the MII were to be more favorable to CUCL, CUCL would settle on the basis of that arrangement. With respect to our view on such interconnection charges, please refer to page 67 of this letter.

(f)            Roaming Agreements:

CUCL and Unicom Group provide roaming services to each other’s GSM cellular subscribers within their respective service areas to allow for additional geographic coverage for their respective subscribers. In addition, CUCL makes its long distance network available to Unicom Group to enable Unicom Group to give effect to its roaming arrangements with third party operators. These roaming arrangements are governed by the CUCL Services Agreement for an initial period ending December 31, 2002, renewable at the option of CUCL. As noted in the “Letter from the Chairman” in the Circular, CUCL will, subject to Independent Shareholders’ approval, renew this agreement by the end of 2002.

Charges for these services between CUCL and Unicom Group are based on their respective internal costs of providing the services, and will be on no less favorable terms than those available to any independent third party. CUCL will be paid 50% of the roaming revenue received by Unicom Group from third party operators for making its long distance network available to Unicom Group to give effect to its roaming arrangements with third party operators, and such payment is in addition to tariffs applicable to any long distance calls made by the roaming subscribers. With respect to our view on such roaming charges, please refer to page 67 of this letter.

(g)           Leasing of Transmission Line Capacity:

Unicom Group has been and will lease fixed-line transmission capacity from CUCL. The leasing relationship is governed by the services agreement between CUCL and Unicom Group dated April 25, 2000, for an initial period ending December 31, 2002, renewable at the option of CUCL. As noted in the “Letter from the Chairman” in the Circular, CUCL will, subject to Independent Shareholders’ approval, renew this agreement by the end of 2002.

Charges for the lease of transmission capacity are based on tariffs stipulated by the MII from time to time less a discount of up to 10%, and the discount given by CUCL to Unicom Group shall not be more than the discount CUCL offers to other third party lessees for a similar lease. The stipulated tariffs vary depending on type of transmission medium and distance. If new tariffs are stipulated by the MII, the discount rate will be reviewed.

(h)           Mutual Provision of Premises:

CUCL and Unicom Group have been providing, and will continue to provide, to each other premises belonging to CUCL or Unicom Group or leased to CUCL or Unicom Group by third parties upon the request of the other party from time to time. CUCL and Unicom Group entered into the CUCL Services Agreement in relation to such mutual provision of premises for an initial period ending December 31, 2002, renewable at the option of CUCL. As noted in the “Letter from the Chairman” in the Circular, CUCL will, subject to the Independent Shareholders’ approval, renew this agreement by the end of 2002.

Apart from cases where the premises have been leased from independent third parties, the rental amount in each case is based on the lower of depreciation costs and market prices for similar premises in that locality. CUCL, though, can at its discretion charge Unicom Group market prices for premises rented to Unicom Group. In instances where the premises have been leased from independent third parties, the rental amount is the amount that is payable in the head lease. Charges for any air-conditioning and electricity are included in the rental amount. For shared premises, the price is split in proportion to the respective areas occupied by the parties.

As discussed in the “Letter from the Chairman” in the Circular, Chesterton Petty, an independent property valuer, has confirmed that the rental amounts payable under the above arrangements are fair and reasonable and do not exceed market rent.

As noted in the “Letter from the Chairman” in the Circular, the Existing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group. Further, the Directors represent that these transactions will continue to be conducted on arm’s length basis with terms that are fair and reasonable to the Company and the terms have been determined after arm’s length negotiation between the parties. In view of the past operational convenience and benefits brought to the Group and the established relationship between the Group and Unicom Group and its subsidiaries, the Board considers it to be beneficial to the Company to continue the Existing Connected Transactions with Unicom Group and its subsidiaries.

Under the Hong Kong Listing Rules, the Existing Connected Transactions would normally require full disclosure and/or prior Independent Shareholders’ approval. However, the Company has previously secured the waiver of the Hong Kong Stock Exchange from strict compliance with the Hong Kong Listing Rules with respect to the Existing Connected Transactions, on the basis that such transactions have been, and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, and that the Directors considered that it would not be practical to make disclosure or if necessary, obtain Independent Shareholders’ approval for each transaction as it arises.

Accordingly, the Company has applied to the Hong Kong Stock Exchange to grant a waiver for a period of three years up to December 31, 2005, from the relevant requirements of the Hong Kong Listing Rules in respect of the Existing Connected Transactions as described above and matters arising out or in connection with such Existing Connected Transactions and the Hong Kong Stock Exchange has indicated that it will grant a waiver subject to the satisfaction of various conditions, including: (a) that the transactions have been approved by the Independent Shareholders, (b) that the transactions will be entered into in the ordinary and usual course of business and on normal commercial terms that are fair and reasonable so far as the Independent Shareholders are concerned, (c) that the Company shall disclose in its annual reports sufficient details of the transactions, (d) that the independent non-executive

Directors of the Company review the transactions annually, (e) that the Company’s auditors review the transactions annually, and (f) that the transactions do not exceed the relevant monetary limits set out below:

(i)                                    the aggregate annual value in relation to the mutual provision of premises shall not exceed the amount of RMB100 million in the relevant financial year of the Combined Group.

We have discussed with the Management the basis for setting the respective monetary limits for the Existing Connected Transactions, as well as the reasons for not imposing a monetary limit on certain Existing Connected Transactions. We note that the monetary limits for the mutual provision of premises have been determined with reference to the Company’s estimates of the premises that are required to be leased by CUCL from Unicom Group and the premises that are required to be leased by Unicom Group from CUCL, together with its estimate of market rent at the respective locations. Based solely on the Management’s view, as informed to us, that the monetary limits are set so as to (i) not hinder the ability of the Company to conduct its business in the ordinary course and (ii) allow the Company to benefit from potential growth, we consider the above monetary limits to be reasonable in the circumstances.

With respect to the lack of a monetary limit for the other Existing Connected Transactions, the Management has informed us that the Group’s revenue depends on growth in its subscriber base and usage on its various networks, and any such growth will necessarily result in increased volumes under the interconnections, roaming, satellite transmission capacity lease and international gateway arrangements, as well as increased requirement for the supply of telephone cards to sell to subscribers and equipment procurement for network deployment. The Management believes that it is therefore difficult to fix appropriate monetary limits for these transactions without potentially hindering the growth of the Company. On the basis of the above and that the terms of the Existing Connected Transactions have been set by reference to appropriate tariffs and standards prescribed by the relevant Chinese regulatory authorities and/or market rates and/or determined after arm’s length negotiation between the parties, and the Company will also be required to comply with certain requirements, including the disclosure of details of the Existing Connected Transactions in the Company’s annual reports and reviews by the independent directors and auditors of the Company, we believe that it is reasonable for the Management to have not imposed a monetary limit on certain of the Existing Connected Transactions.

On the basis that: (i) the terms, conditions and charges of the Existing Connected Transactions were originally determined in accordance with the appropriate tariffs and standards prescribed by the relevant Chinese regulatory authorities and/or by reference to market rates and/or by reference to the cost of providing the respective service or facility and will remain on no less favorable terms than those available to any independent party so far as the CUCL is concerned, (ii) the independent property valuer, Chesterton Petty, has confirmed that the rental amounts payable in connection with the mutual provision of commercial premises between the Company and Unicom Group are fair and reasonable and do not exceed current market prices, and (iii) the Existing Connected Transactions are renewals of the Company’s similar existing arrangements with Unicom Group that have been fully disclosed in the Company’s Prospectus at the time of its IPO in 2000, and are intended to facilitate the growth of the Company, and in reliance upon representations made by the Directors that the Existing Connected Transactions have been and will continue to be entered into in the ordinary and usual course of business, and on normal commercial terms, and the terms have been determined after arm’s length negotiation between the parties, we are of the view that the Existing Connected Transactions (as discussed in Section 3(a) through 3(h) above) are fair and reasonable from a financial point of view in so far as the Independent Shareholders are concerned.

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following key factors in arriving at our opinion:

(a)                                 the Board’s view that the Acquisition should offer new and important opportunities for the Group to strengthen its market position, enhance its competitive strength, and improve its financial performance and management efficiency, so as to benefit further from the sustained growth of the Chinese cellular telecommunications industry;

(b)                                the Board’s representation that the terms of the Acquisition were negotiated on an arm’s length basis;

(c)                                 the total purchase price of the Acquisition was determined based on various factors, including the prospective profit contributions of the Target Company to the Combined Group, the quality of the Target Assets, their growth prospects, their earnings potential, the competitive advantages in their respective markets and the relevant valuation benchmarks;

(d)                            the valuation of the Target Company implied by the purchase price of the Acquisition and net debt assumed for the Acquisition: (i) is within our DCF range, (ii) represents a discount to the Company’s and China Mobile (HK) Limited’s relevant trading multiples, and (iii) is reasonable when compared with China Mobile (HK) Limited’s acquisition of 8 provinces from China Mobile Group in May 2002;

(e)                                 the Company has the right to terminate the Acquisition Agreement if, among other events, at any time after signing of the Acquisition Agreement and before the completion of the Acquisition, there is a significant adverse change in the market price of the Shares of the Company and the Company is of the opinion that it will not be in the interest of its Shareholders as a whole to proceed with the Acquisition;

(f)                                   the charges of the Prospective Connected Transactions and Existing Connected Transactions were determined based on appropriate tariffs/policies set by the relevant Chinese regulatory authorities and/or by reference to market rates and/or by reference to the cost of providing the respective service or facility and/or after arm’s length negotiation between the parties involved based upon normal commercial terms and will remain on no less favorable terms than those available to any independent party so far as the Target Company and CUCL are concerned. Additionally, some of these agreements are merely an extension of the Group’s existing arrangements (that have been fully disclosed in the Company’s Prospectus at the time of its IPO) to cover the Target Company after the Acquisition, and are intended to facilitate the growth of the Company;

(g)                                the representations made by the Directors that the Prospective Connected Transactions will be entered into in the ordinary and usual course of business, and on normal commercial terms, and the terms have been determined after arm’s length negotiation between the parties;

(h)                                the representations made by the Directors that the Existing Connected Transactions have been and will continue to be entered into in the ordinary and usual course of business, on normal commercial terms, and the terms have been determined after arm’s length negotiation between the parties;

(i)                                    the waiver from strict compliance with the Hong Kong Listing Rules with respect to the Prospective Connected Transactions and Existing Connected Transactions will be subject to the satisfaction of various conditions, including that: (i) the transactions have been approved by the Independent Shareholders, (ii) the transactions will be entered into in the ordinary and usual course of business and on normal commercial terms that are fair and reasonable in so far as the Independent Shareholders are concerned, (iii) the Company shall disclose in its annual reports sufficient details of the transactions, (iv) the independent non-executive Directors of the Company review the transactions annually, (v) the Company’s auditors review the transactions annually, and (vi) the Prospective and Existing Connected Transactions do not exceed the relevant monetary limits; and

(j)                                    the Hong Kong Stock Exchange has indicated that if any of the values of the Prospective Connected Transactions and Existing Connected Transactions exceeds the relevant monetary limits or if any of the terms of the agreements related to the transactions, or the nature of the transactions is altered (unless as provided for under the terms of the relevant agreement) or if the Group enters into any new agreements with connected persons in the future, the Company will need to comply fully with all the relevant provisions of Chapter 14 of the Hong Kong Listing Rules dealing with connected transactions.

OPINION

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial perspective, the terms of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions are fair and reasonable in so far as the interests of the Independent Shareholders are concerned.

Yours faithfully,
For and on behalf of
Lehman Brothers Asia Holdings Limited
JP Wang
Senior Vice President

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANY

Industry Background

Since the mid-1990s, commensurate with the overall growth in China’s economy, the telecommunications industry and demand for information services and technological development have also witnessed significant growth. According to statistics issued by the MII, revenue from the telecommunications industry increased from RMB 301.4 billion in 2000 to RMB 371.9 billion in 2001, representing an increase of 23.4%. The number of fixed line subscribers increased from 144.8 million at the end of 2000 to 180.4 million at the end of 2001, representing an annual increase of 24.6%. The number of cellular subscribers increased from 84.5 million at the end of 2000 to 144.8 million at the end of 2001, representing an annual increase of 71.4% and creating the largest cellular market in the world. The number of registered Internet users in China increased from 9.02 million at the end of 2000 to 36.6 million at the end of 2001, representing an annual increase of 305.3%. The Company believes that China’s sustained economic development should increase the demand for telecommunications services, which will, in turn, lead to continued growth in the telecommunications industry.

Notwithstanding the rapid growth of China’s cellular telecommunications market, China’s cellular penetration rate is still relatively low compared to the rates prevailing in the developed countries. As of 31 December 2001, the cellular penetration rate in China was approximately 11.4%, suggesting room for further growth. According to the projections included in the China Telecommunications Industry Development Guide published by the MII, the number of China’s total telephone subscribers is expected to exceed 620 million by 2005. Of these subscribers, 280 million are projected to be fixed line telephone subscribers and 340 million to be cellular telephone subscribers by 2005, with the penetration rates reaching 21.5% and 26.2%, respectively. The total number of Internet subscribers will reach 200 million by 2005, of which 160 million will be fixed line Internet subscribers and 40 million will be mobile data users.

Historical Landscape

In 2000, the Chinese government separated its regulatory functions from its business management functions with respect to the telecommunications industry. As a result, the MII ceased to be engaged in the telecommunications network operations and businesses. Presently, MII continues to act as the principal regulator, exercising its authority over all telecommunications service providers in China.

In December 2001, the State Council approved a restructuring plan for the reform of the telecommunications industry. Pursuant to the restructuring, two nationwide full-service fixed line telecommunications companies were established in May 2002 by way of a reallocation of telecommunications assets previously owned and managed by the former China Telecommunications Corporation. After the restructuring, the telecommunications assets originally owned by the former China Telecommunications Corporation in Beijing and nine other northern provinces were merged with those of the former China Netcom Corporation Limited and Jitong Communications Company Limited to form China Netcom Corporation. China Telecommunications Corporation retains the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining 21 provinces, directly-administered municipalities and autonomous regions. China Telecommunications Corporation continues to use the “China Telecom” brand name and own the goodwill and intangible assets in connection with “China Telecom”.

Unicom Group (including the Company and the Target Company) is one of the providers of telecommunications services in China. The other providers include China Mobile Communications Corporation, China Telecommunications Corporation, China Netcom Corporation, China Satellite Communications Corporation and Railcom Company Limited. Of these companies, China Mobile and Unicom Group (including the Company and the Target Company), are cellular telecommunications service providers.

Information on the Target Company

1.            Market Environment

The Target Company offers GSM and CDMA cellular services in nine provinces, autonomous regions and directly administered municipalities in China, including Sichuan, Xinjiang, Chongqing, Shaanxi, Guangxi, Henan, Heilongjiang, Jilin and Jiangxi. As of 31 December 2001, the total population of these areas, municipalities and autonomous regions was approximately 423 million, accounting for approximately 33.1% of the total population of China, and the GDP per capita was approximately RMB 5,943.3. In addition, cellular subscribers in these areas totalled 32.25 million, representing approximately 22.2% of the total cellular subscribers in China. The average cellular penetration rate in these areas stood at 7.6%, compared to the current cellular penetration rate of 16.0% in the Listed Service Areas of the Company.

The following map shows the location of the Target Service Areas and their respective population, GDP per capita, cellular penetration rate, fixed line penetration rate and the number of the Target Company’s cellular subscribers as at or for the year ended 31 December 2001.

Source:  The figures for population and GDP per capita in the map above are extracted from China Statistical Yearbook 2001.

The figures for cellular and fixed line penetration rates in the map above are provided by the Ministry of Information Industry of the PRC.
The number of cellular subscribers of the Target Company in each of the Target Service Areas in the map above is provided by the Target Company.

2.            Business

The Target Company offers GSM and CDMA cellular services in the Target Service Areas. Pursuant to the CDMA Lease Agreement and the CDMA Transfer Agreement, the Target Company will continue to lease Capacity from Unicom New Horizon on its CDMA Network in the Target Service Areas according to actual demand and will have exclusive rights to operate the CDMA business in the Target Service Areas. The Target Company offers two principal service plans for its cellular telecommunication services, including:

•              Post-paid services

Post-paid services require contract subscribers to pay monthly fees and usage fees for basic voice service and domestic and international roaming services. Currently, the Target Company offers both GSM and CDMA post-paid services.

•              Pre-paid services

Pre-paid services, which are provided over the Intelligent Network platform, do not require subscribers to pay fixed monthly fees. Instead, subscribers buy basic airtime with domestic roaming features as and when they need them. The balance of the subscriber’s pre-paid account, which is rechargeable, is reduced automatically by usage fees incurred by the subscriber. Currently, the Target Company offers GSM pre-paid services under the brand name of “Ruyitong”.

The Target Company also offers the following value added services:

•              Short message services

Launched by the Target Company in 2000, short message services include the sending and receiving of short messages over mobile phones, and short message operator services, automatic short message services, as well as voice mail, pre-set information display, stock quotation, weather forecast and flight information services. Currently, the Target Company offers short message services and other value-added services under the brand name of “UNI-INFO”.

•              Other value-added and cellular data services

Other value-added and cellular data services include wireless Internet access services based on WAP technology and other cellular data transmission services. The Target Company plans to launch high speed cellular data transmission services based on the CDMA 1X technology and various browsing, download, location based and multi-media services in selected service areas by the end of 2002 and to expand to the services areas of the Combined Group by the end of June 2003.

The following table sets out the Target Company’s key operating and other data:

	As of or for the year ended 31 December		As of or for the six months ended 30 June	As of or for the nine months ended 30 September
	2000	2001	2002	2002

Total subscribers (thousand)	4,227	9,563	12,790	14,455
Post-paid service subscribers
GSM	3,901	7,600	9,521	10,273
CDMA	—	—	334	832
Pre-paid service subscribers
GSM	326	1,962	2,935	3,350
Market share	22.6%	29.7%	31.7%	32.7%
Average minutes of usage per subscriber per month(1)
GSM	200.0	182.6	191.3	192.2
CDMA	—	—	299.2	330.9
Average revenue per subscriber per month (RMB)(2)
GSM	106.9	79.4	68.5	68.0
CDMA	—	—	177.9	198.9
Number of short message (million)	—	273.6	513.9	966.4
Annual churn rate(3)
GSM	13.3%	14.4%	—	—
CDMA	—	—	—	—

(1)                                 Average minutes of usage per subscriber per month or MOU is calculated by:

•                                         dividing the total minutes of usage during the period by the average of the number of subscribers on the first and last days of the period; and

•                                         dividing the result by the number of months in the relevant period.

(2)                                 Average revenue per subscriber per month or ARPU is calculated by:

•                                         dividing the sum of cellular services revenue during the relevant period by the average of the number of subscribers on the first and last days of the period; and

•                                         dividing the result by the number of months in the period.

(3)                                 Average annual churn rate, the rate of subscriber disconnection from the cellular network of the Target Company, is calculated by dividing the sum of the voluntary and involuntary deactivations during the period by the average of the number of cellular subscribers of the Target Company during the period.

In recent years, the Target Company has achieved rapid growth in terms of its number of cellular subscribers as well as market share. The number of subscribers increased from 4.227 million as of 31 December 2000 to 12.790 million by 30 June 2002, and to 14.455 million by 30 September 2002. The market share increased from 22.6% as of 31 December 2000 to 31.7% as of 30 June 2002 and to 32.7% as of 30 September 2002.

The Target Company attributes the rapid growth in the number of its cellular subscribers and its market share to the following key factors:

•                                         rapid growth of the Chinese cellular market;

•                                         expansion of network coverage and improvement of network quality;

•                                         effective marketing and customer service initiatives;

•                                         new product offerings, such as pre-paid services;

•                                         affordability of service charges;

•                                         new service features and applications to attract and retain subscribers; and

•                                         introduction of CDMA services and rapid growth of its CDMA subscribers.

Due to a number of factors, the Target Company has witnessed a rapid increase in the number of its CDMA subscribers. These factors include the Target Company’s continuing efforts in building sales channels for its CDMA services, coordinating the supply chain for handsets in order to reduce handset prices, business development and publicity and network coverage expansion and optimization. For the six months ended 30 June 2002, the average monthly increase in the number of subscribers was 56,000, with 334,000 CDMA subscribers at 30 June 2002. The growth has accelerated in the second half of 2002. As of 30 September 2002, the number reached 832,000.

For the six months ended 30 June 2002, the average usage per subscriber per month and the average monthly revenue per subscriber from the Target Company’s GSM business were 191.3 minutes and RMB 68.5, respectively. The reasons for the decline in the average monthly revenue per subscriber include the increase in cellular penetration rate, the rapid expansion of the Target Company’s subscriber base, the increase in the number of pre-paid subscribers and the increase in the percentage of low-usage subscribers. The Company believes that, with the continued development of its existing services and the introduction of new services, the decrease in average monthly revenue per subscriber will slow down. For the six months ended 30 June 2002, the average monthly usage per subscriber of the CDMA business was 299.2 minutes and the monthly average revenue per subscriber of the CDMA business was RMB 177.9.

For the years ended 31 December 2000 and 2001, the Target Company’s GSM churn rate was 13.3% and 14.4%, respectively. The relatively high GSM churn rate is mainly caused by the following reasons:

•                                         reduction and elimination of connection fees for cellular telecommunications services in recent years resulting in lowered switching costs between networks;

•                                         internal churn between post-paid and pre-paid networks of the Target Company; and

•                                         intensifying competition and increasing cellular penetration rate.

3.            Network

GSM Cellular Networks

The Target Company’s GSM network covers all prefectures and cities, major prefectural towns, railroads and highways in the Target Service Areas. The following table sets forth certain selected information regarding the GSM cellular network of the Target Company as of the periods indicated. Upon completion of the Acquisition, the Company’s current network coverage will be further expanded and optimized.

	As of December 31		As of June 30
	2000	2001	2002
Network capacity (in thousands of subscribers)	7,221	15,091	15,613
Base stations	6,391	12,459	14,381
Base station controllers	153	316	319
Cellular switching centers	76	119	122

CDMA Cellular Networks

Unicom Group completed the construction of phase 1 of its nationwide CDMA network at the end of 2001. The Target Company leased a portion of its CDMA Network capacity in the Target Service Areas on 8 January 2002 and has the exclusive right to operate its network in those areas. As at the end of 30 June 2002, Unicom New Horizon constructed a CDMA network with a total capacity of 4.04 million subscribers in the Target Service Areas. During 2002, the Capacity on the CDMA Network has been leased by the Target Company according to the following arrangement: 0.6 million subscribers in the first quarter, 1.2 million subscribers in the second quarter, 1.2 million subscribers in the third quarter and 2.0 million subscribers in the fourth quarter.

Spectrum Resources

Similar to the Company’s practice in the Listed Service Areas, the Target Company uses 6x2 MHz of spectrum in the 900 MHz frequency band and 10x2 MHz of spectrum in the 1800 MHz frequency band to provide its GSM services. The Target Company uses 10x2 MHz of spectrum in the 800 MHz frequency band to provide CDMA services. The spectrum usage fees for GSM and CDMA networks payable by the Target Company are charged at an annual rate of RMB 15 million per MHz of frequency (where upward and downward frequencies are separately charged), effective from 1 July 2002, progressively over a period of three years (with rates of 50%, 75% and 100% chargeable for the first, second year and each year from the third year, respectively) and a period of five years (with rates of 20%, 40%, 60%, 80% and 100% chargeable for the first, second, third, fourth year and each year from the fifth year, respectively).

4.            Tariffs

The tariff standards of cellular telecommunications services are regulated by the relevant government authorities. Basic monthly fees, local airtime charges (including incoming and outgoing calls), domestic roaming fees and all domestic and international long distance airtime charges are set by the telecommunications regulatory authorities of China in accordance with the relevant regulations and rules. International roaming fees are determined after consultation with relevant foreign operators.

Service providers may determine fees for call forwarding, caller-ID display, short messages and other value-added services themselves according to market conditions and such fees are then filed with the MII for registration.

China’s relevant telecommunications tariff regulatory authorities allow Unicom Group to adjust its cellular tariffs within 10% of the state guidance rates. This also applies to the Target Company. The Target Company may use such policy to expand its cellular business according to changes in market demand.

Save for promotional discounts, the tariff structure and tariff standards of the Target Company’s telecommunications services are substantially the same as those of the Company. The Company and the Target Company must comply with the same tariff regulatory framework.

The Target Company currently offers post-paid and pre-paid services to its GSM subscribers.

•                                         Fees charged on post-paid subscribers include basic monthly fees, local airtime charges, domestic and international long distance airtime charges, roaming fees and fees for other value-added services;

•                                         Fees charged on pre-paid subscribers include local airtime charges, domestic and international long distance airtime charges, roaming fees and fees for other value-added services.

The Target Company currently offers post-paid services to its CDMA subscribers. Fees charged include basic monthly fees, local airtime charges, domestic and international long distance airtime charges, roaming fees and fees for other value-added services.

In addition, the Target Company offers tariff packages to target selected subscriber segments in the Target Service Areas. Tariff packages are designed to encourage higher usage and in general the higher the tariff package payment, the higher the concession. Under this general guideline, tariff packages may differ from province to province depending on specific market conditions.

5.            Customer service, billing and collection of payment

Customer service

The Target Company places a strong emphasis on customer service. It provides its subscribers with quality consulting, business handling, billing and collection, fee enquiry, payment reminder, itemized billing and many other services on a timely basis, and will continue to make substantial investments in information systems with respect to customer service in order to improve its quality of service.

The Target Company’s customer service system is a uniform customer service platform for all services provided by the Target Company and the Company. It caters to each individual’s needs, offering diverse service to subscribers of different levels and providing services round-the-clock. The Target Company uses “1001” as the general customer hot-line dial-in number in all of its service areas and provides one-stop services for all of its products. For the service requirements of its subscribers, it adopts a “first come first serve” approach to ensure that subscribers’ questions are answered within a specified time limit. In addition, the Target Company has also introduced “one-station”, “one-bill” and other services for the convenience of its subscribers.

The Target Company has also launched a series of after-sale and priority services for large subscribers and group subscribers such as account managers, on-site services, feedback collection, complaint handling and regular client visits.

Billing and collection of payment

The Target Company’s billing and payment collection channels are similar to those currently used by the Company. In addition, the Target Company provides its subscribers with a comprehensive bill covering various services to simplify payment procedures and sells all-in-one rechargeable cards for various pre-paid services.

6.            Marketing, sales and distribution and brand name strategy

The Target Company markets its services under the “China Unicom” brand name and adopts marketing, sales and distribution strategies that are similar to the Company.

Marketing

The Target Company combines direct sale and distribution sale, adjusts its services based on different subscriber groups and different types of market demand, and implements a diversified marketing strategy, in order to further expand its market in depth and scope. The Target Company actively carries out its marketing strategy based on different market segments. In managing customer relations, the Target Company analyses the structure of subscriber groups, their demands and consumption habits, and formulates practical and effective marketing plans accordingly.

The Target Company pays special attention to the simultaneous development of its GSM and CDMA business, in order to provide diversified services to subscribers. The CDMA business focuses on medium and high-end subscribers, while at the same time catering to the mass market. The GSM business focuses on the mass market, while actively attracting medium and high-end subscribers. The Target Company has also introduced intra-network virtual private cellular network services aimed at group subscribers. In addition, the Target Company will consider introducing pre-paid CDMA services in due course to meet market demand.

Since the launch of CDMA services in January 2002, the Target Company has adopted active marketing measures for market development and promotion. The Target Company has established alliances and mutually beneficial arrangements with international and domestic CDMA organisations, research institutions, operators, equipment suppliers, handset manufacturers, business agents and distributors. These arrangements help the Target Company achieve savings in Unicom Group’s network construction cost and make available to the market CDMA handsets that are more affordable, higher in quality and more stylish. The Target Company has also continued to develop new business in the market and to promote the standardisation of CDMA. At the same time, the Target Company has focused on continuing to expand its marketing channels, strengthening advertising campaigns and upgrading the image of CDMA as a symbol of high-end subscribers. It has implemented a handset points-accumulation scheme, encouraging subscribers to gradually change from prepaying airtime charges and leasing handsets to subscribing to the network and purchasing their own CDMA handsets. In addition, through establishing subscribers’ clubs and forming service alliances with banks, airlines, railways and other organisations, the Target Company actively seeks to provide services beyond basic telecommunications services, so as to enhance the attractiveness of its services to customers.

It is expected that, after the launch of CDMA 1X services in 2003, the Target Company will be able to take advantage of the higher data rates of the CDMA 1X network and provide a range of services and applications using high speed data transmission. The services and applications available in the initial phase of the CDMA 1X network will mainly include: browsing, downloading and other wireless Internet services, location based services, and multi-media services.

Sales and distribution

The Target Company’s established marketing network comprises of self-owned sales outlets, sales agents, distributors and co-operative sales arrangements, as well as direct sales teams and sales agents focused on large customers. For mass market customers, the Target Company mainly uses public retail outlets, such as its own retail sales points, service centers and independent sales agents, to provide services. For group customers, the Target Company’s provincial and prefectural branches have set up direct sales and service departments to service these customers, using both direct sales teams and sales agents to market the Target Company’s services.

The Target Company relies on a multi-level distribution system in many service areas, in which the top-level distributors further distribute to lower-level distributors and sales agents. Independent sales agents run the majority of retail outlets located throughout China. Many of these sales agents also distribute services of other operators. Using these networks, the Target Company promotes various telecommunications services and provides after-sales services, including the handling of customers’ enquiries and complaints and fee collection.

In February 2001, Unicom Group entered into a strategic cooperation agreement with China Post. This arrangement allows the Group as well as the Target Company to supplement their existing distribution network with China Post’s extensive nationwide network. China Post also provides billing, collection and other services to the customers of Unicom Group (including the Group and the Target Company). Unicom Group and China Post have also agreed to use each other’s services and offer each other preferential treatment. Provincial-level cooperation agreements have also been entered into with China Post in the Target Service Areas. As of 30 June 2002, China Post has begun to distribute the services of Unicom Group at over 20,000 outlets.

Brand Name Strategy

The Target Company conducts its marketing activities under the uniform brand name of “China Unicom”. It seeks to continuously upgrade the value of its brand name, enhance customer loyalty and maintain the integrity and consistency of the brand name through further optimization of the network, improvement in the quality of service, and raising the standards of operations.

While using the uniform corporate brand name, the Target Company adopts different additional brand names and different marketing strategies to target different market segments. For instance, GSM pre-paid services are provided under the “Ruyitong” brand name, CDMA services are provided under the “Unicom New Horizon” brand name, and wireless data services are provided under the “UNI-INFO” brand name. The Target Company will utilise the appropriate brand names to advertise its various services. While actively attracting medium and high-end subscribers, GSM services will mainly be directed towards the mass market subscribers as a reliable, convenient, economical and flexible service. On the other hand, while catering to the mass market subscribers, CDMA services will be directed primarily towards the medium and high-end subscriber market segment, as a service offering advanced technology, high voice quality, low radiation and enhanced privacy.

7.            Interconnection and Roaming

Pursuant to China’s Telecommunications Regulations and other provisions on interconnection, Unicom Group has entered into a number of interconnection agreements with major telecommunications operators including China Telecom, China Mobile, China Netcom and Railcom. These agreements also apply to the Target Company. The Target Company has roaming arrangements that are similar to those of the Company, enabling the Target Company to provide roaming service that covers China in its entirety. Cellular subscribers of Unicom Group and the Target Company can enjoy roaming service through using the networks of Unicom Group and the Target Company. As of 30 June 2002, the Target Company’s GSM post-paid service subscribers could enjoy roaming services provided by approximately 100 operators in 62 countries and regions worldwide. As for CDMA services, roaming arrangements have been made with Hutchison Telecom in Hong Kong, SK Telecom in South Korea, Verizon Wireless in the United States of America and KDDI in Japan.

The Target Company’s cellular telecommunications networks are interconnected with Unicom Group’s cellular and fixed line networks. The Target Company and Unicom Group provide roaming services in their respective service areas to each other’s cellular telephone subscribers. Please refer to the section headed “Letter from the Chairman — Prospective Connected Transactions” for details of such arrangements between the Target Company and Unicom Group.

8.            Control of Bad Debts

In order to minimise the level of bad debts that arise from overdue payment by low-end subscribers, the Target Company has formulated and implemented a strict subscriber information and credit registration system. Before a post-paid customer is registered as a cellular subscriber, investigation must be carried out to confirm his or her identity and other relevant information. Under certain circumstances, the Target Company might require a post-paid customer to deposit a certain amount of his or her airtime charges, so that subsequent daily airtime charges can be compared against the balance of such deposit. This allows the Target Company to monitor and control any abnormal usage in a timely manner. In addition, through cooperation with various banks, the Target Company has implemented automatic payment services whereby relevant fees are debited monthly from the subscriber’s bank account. This system simplifies the payment procedure and effectively minimizes delay and default in fee payment. According to the rules of the Target Company, failure to pay for three months will result in suspension of service and immediate collection and payment of the overdue amount.

9.            Capital Expenditures

The following table sets out the prospective capital expenditures of the Target Company during the periods indicated. The Target Company’s estimated capital expenditures from 2002 to 2004 will be approximately RMB 6,800 million in total, and will be used mainly for the construction of GSM cellular telephone networks. The Target Company will adjust its investment plans and investment scale in consideration of such factors as technological development and market conditions, in order to lower investment risk. Actual future capital expenditures may differ from the amounts set forth below:

RMB in billions
2002	3.27
2003	2.08
2004	1.45
Total	6.80

10.          Competition

The number of subscribers and market share of the Target Company in the Target Service Areas has increased substantially. Market share increased from 22.6% as of 31 December 2000 to 29.7% by 31 December 2001 and further increased to 31.7% by 30 June 2002. The Target Company will continue to increase its network quality and improve its customer service. With the introduction of its CDMA services, the Target Company will make full use of the advantages offered by the CDMA Network, including better voice quality, low radiation from handset antenna, enhanced privacy, availability of high speed transmission of information, and smoother transition to 3G cellular telecommunications networks, in order to actively attract medium and high-end subscribers.

China Mobile has provided GSM cellular telephone services in the Target Service Areas for a longer period than the Target Company, and therefore has certain competitive advantages in terms of brand name, market share and network coverage.

11.          Employees

As of 30 June 2002, the Target Company had 11,670 employees. These employees are classified by function as follows:

Function	Number of Employees

Management	2,207
Marketing	1,940
Technical	3,873
Customers service	849
General support	120
Operational	2,681
Total:	11,670

Following the Acquisition, the Company intends to extend its Share Option Scheme to certain employees of the Target Company.

12.          Properties

The Target Company owns certain buildings and real estate properties. It also leases a number of land parcels and premises, which are used as offices, retail outlets, equipment rooms and base stations, from Unicom Group under the UNC Service Agreement. Please see the section headed “Letter from the Chairman — Prospective Connected Transactions” for details.

APPENDIX II	ACCOUNTANTS’ REPORT

The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, PricewaterhouseCoopers, certified public accountants, Hong Kong. As described in the section headed “Documents available for inspection” in Appendix VI, a copy of the following accountants’ report is available for inspection.

29 November 2002

The Directors
China Unicom Limited
75th Floor, The Center
99 Queen’s Road Central
Central
Hong Kong

Dear Sirs,

We set out below our report on the combined financial information relating to Unicom New Century Telecommunications Corporation Limited (the “Target Company”), for inclusion in the shareholders’ circular (the “Circular”) of China Unicom Limited (the “Company”) dated 29 November 2002 in relation to the proposed acquisition of the equity interest of Unicom New Century (BVI) Limited (the “Target Holding Company”) by the Company (the “Acquisition”).

The ultimate holding company of the Company and the Target Holding Company is China United Telecommunications Corporation (“Unicom Group”). Unicom Group was a state-owned enterprise established in the People’s Republic of China (the “PRC”) in 1994 under the approval of the State Council to build and operate nationwide telecommunications networks as a major integrated telecommunications provider. With the approval of the State Council, Unicom Group established the Company in the Hong Kong Special Administrative Region, the PRC (“Hong Kong”) in February 2000, to engage in investment holding of the wholly-owned subsidiary — China Unicom Corporation Limited (a limited liability company incorporated in the PRC, hereinafter referred to as “CUCL”) which operates cellular businesses in 9 provinces and 3 municipalities, a nationwide paging business, and a nationwide long distance telephony, data and Internet businesses in the PRC. The Company completed its Global Offering in June 2000 in Hong Kong and New York, respectively.

The Target Holding Company was incorporated on 23 October 2002 in the British Virgin Islands with limited liability. The sole purpose of the Target Holding Company is investment holding of the Target Company.

The Target Company was a limited liability company established in the PRC on 16 July 2002 to engage in the provision of cellular telecommunications services in 8 provinces and 1 municipality in the PRC, namely Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Guangxi, Xinjiang, Shaanxi and Chongqing. These cellular businesses and the relevant net assets were previously owned and operated by various branches of Unicom Group, hereinafter collectively referred to as the “Relevant Branches of Unicom Group”. Upon the formation of the Target Company, Unicom Group contributed the relevant net assets of these cellular businesses in return for the entire equity interest of the Target Company. When referring to historical financial information in this report, the terms of the “Target Company” and the “Relevant Branches of Unicom Group” are read interchangeably.

According to the restructuring plan (the “Restructuring”, see the Circular for details) for the Acquisition and the related share transfer agreement dated 23 October 2002, the entire equity interest of the Target Company was transferred to the Target Holding Company through share exchanges.

After the Restructuring, the Target Holding Company has the entire equity interest of the Target Company, details are as below:

Name	Place and date of incorporation	Issued and fully paid up share capital	Attributable equity interest	Principal activities and place of operation
Unicom New Century Telecommunications Corporation Limited	The PRC, 16 July 2002	RMB328,936,300	100%	Telecommunications operation in the PRC

Under the proposed Acquisition plan, the Company will ultimately acquire the entire equity interests of the Target Holding Company by cash consideration.

No audited accounts have been prepared for the Target Holding Company and the Target Company since their dates of incorporation as they were incorporated subsequent to 30 June 2002 and have not been involved in any significant business transactions since incorporation.

We have performed independent audits, for the purpose of this accountants’ report, of the respective management accounts of the Relevant Branches of Unicom Group now comprising the Target Company for the six months ended 30 June 2002 and the years ended 31 December 2001 and 2000 (the “Relevant Periods”) in accordance with the Statements of Auditing Standards issued by the Hong Kong Society of Accountants. Adjustments have been made to restate these management accounts to comply with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants (“HK SSAP”) and the accounting principles generally accepted in Hong Kong (hereinafter collectively referred to as “HK GAAP”).

We have also examined the management accounts, which have been independently audited by us as stated above, of the Relevant Branches of Unicom Group now comprising the Target Company for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline “Prospectuses and the Reporting Accountant” issued by the Hong Kong Society of Accountants.

The combined financial information as set out below (the “Financial Information”) has been prepared based on the management accounts of the Relevant Branches of Unicom Group now comprising the Target Company, on the basis set out in Note 1 below, after making such adjustments as are appropriate.

The management of the Target Company is responsible for preparing these accounts for the Relevant Periods, which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The management of the Target Company is responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination of the Financial Information and to report our opinion.

In our opinion, the Financial Information prepared under the basis set out in Note 1 below, for the purpose of this report, gives a true and fair view of the combined state of affairs of the Target Company as of 30 June 2002, 31 December 2001 and 2000 and of the combined results and cash flows of the Target Company for the Relevant Periods.

1.            BASIS OF PRESENTATION

The Financial Information reflects the combined results of operations and cash flows of the Relevant Branches of Unicom Group now comprising the Target Company for the Relevant Periods and the combined state of affairs of the Target Company as of 30 June 2002, 31 December 2001 and 2000 as if the current structure of the Target Company had been in existence throughout the Relevant Periods.

The Financial Information are prepared under the historical cost convention in accordance with HK GAAP. This basis of accounting differs from that used in the preparation of financial statements for PRC statutory reporting purposes of the Target Company, which were based on the accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”).

The principal adjustments made to conform to HK GAAP including the following:

•                                         Restatement of depreciation of property, plant and equipment based on the estimated useful lives;

•                                         Additional provision for housing benefits;

•                                         Additional capitalisation of borrowing costs; and

•                                         Recognition of loss arising from terminations of the CCF Arrangements (see Note 3(d) for details) as one-time loss.

All significant intercompany transactions and balances have been eliminated on combination.

2.            PRINCIPAL ACCOUNTING POLICIES

(a)           Property, plant and equipment

Property, plant and equipment, inclusive of land use rights and buildings, leasehold improvements, telecommunications equipment, office furniture and fixtures and others, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the assets.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

	Depreciable life	Residual rate
Land use rights	Over the period of lease	—
Buildings	10-30 years	3%
Leasehold improvements	Over the period of lease	—
Telecommunications equipment	4-15 years	3%
Office furniture and fixtures and others	5-7 years	3%

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets including property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount.

Provision for impairment loss is charged to the income statement and classified under “general, administrative and other expenses” as a component of operating expenses. Reversal of impairment losses recognised in prior years is recorded when the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in the income statement.

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement.

(b)           Construction-in-progress

Construction-in-progress represents buildings under construction and plant and equipment pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period.

No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

(c)           Deferred expenditures and amortisation

Deferred expenditures mainly represent (1) expenditures on facilities for interconnection with other operators, for which the Target Company has a permanent use right, (2) long-term prepaid rentals and (3) deferred customer acquisition costs (deferred CDMA handset cost, see Note 3(j)(ii) for details). Deferred customer acquisition costs, to the recoverable extent, are amortised over the contractual period (not exceeding 2 years) to match with the expected revenue stream. Apart from deferred customer acquisition cost, other deferred expenditures are amortised by the straight-line method over the expected beneficial periods.

(d)           Inventories

Inventories, which comprise handsets and accessories, SIM cards and UIM cards, are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average method, comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(e)           Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(f)            Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and cash investments with a maturity of 3 months or less from the date of investment.

(g)           Advances from customers

Advances from customers are monthly fees paid by subscribers in advance and amounts paid by customers for prepaid cards, which cover future cellular telecommunications services (over a period of 3 to 12 months). Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

(h)           Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the lease periods.

(i)            Borrowing costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset, that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

The capitalisation rate represents the cost of capital for raising the related borrowings externally and varies from 4.19% to 6.21% per annum for the six months ended 30 June 2002 (years ended 31 December 2001: 4.65% to 6.21% and 2000: 5.58% to 6.21%).

(j)            Provisions

Provisions are recognised when the Target Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(k)           Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the Target Company and when the revenue and cost can be measured reliably, on the following bases:

•                                         Usage fees are recognised when the service is rendered;

•                                         Monthly fees are recognised as revenue in the month during which the services are rendered;

•                                         Connection fees are recognised as revenue upon activation of service for subscribers;

•                                         Revenue from telephone cards, which represents prepaid service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;

•                                         Sales of telecommunications products, such as handsets and accessories, SIM cards and UIM cards, etc, are recognised when title has passed to the buyers; and

•                                         Interest income from deposits in banks or other financial institutions is recognised on the accrual basis.

(l)            Foreign currency translation

The Target Company maintains its books and records in Renminbi (“RMB”), which is not freely convertible into foreign currencies. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated into RMB at rate of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

(m)          Retirement benefits

Fixed contributions for retirement benefits made under defined contribution schemes are charged to expense as incurred.

(n)           Taxation

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

Deferred taxation is provided under the liability method, at the current tax rate, in respect of timing differences between income as computed for taxation purposes and income as stated in the income statement to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(o)           Related parties

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

(p)           Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Target Company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the report. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Target Company.

Contingent assets are not recognised but are disclosed in the report when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

(q)           Events after the balance sheet date

Events after the balance sheet date that provide additional information about the position at the balance sheet date or those that indicate the going concern assumption is not appropriate, (adjusting events), are reflected in the report. Events after the balance sheet date that are not adjusting events are disclosed in the notes when material.

(r)           Segment reporting

In accordance with the Target Company’s internal financial reporting, the Target Company has determined that business segments be presented as the primary reporting format.

Segment assets consist primarily of property, plant and equipment, deferred expenditures, prepayments, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to property, plant and equipment and deferred expenditures.

3.            COMBINED INCOME STATEMENTS

The following are the combined income statements for the Target Company for the Relevant Periods, prepared on the basis set out in Note 1 above:

		Six months ended 30 June	Year ended 31 December
	Note	2002	2001	2000
		RMB’000	RMB’000	RMB’000
Operating revenue (Turnover):
GSM Business		4,545,179	6,615,952	2,767,577
CDMA Business		132,072	—	—
Total service revenue		4,677,251	6,615,952	2,767,577
Sales of telecommunications products		189,998	295,712	310,318
Total operating revenue	(a)	4,867,249	6,911,664	3,077,895
Operating expenses:
Leased lines and network capacities	(b)(i)	(371,419)	(245,415)	(184,787)
Interconnection charges	(b)(ii)	(793,298)	(971,125)	(494,168)
Depreciation and amortisation		(1,313,059)	(1,909,296)	(969,323)
Personnel	(b)(iii)	(313,104)	(426,702)	(145,221)
Selling and marketing		(507,521)	(771,607)	(444,547)
General, administrative and other expenses	(b)(iv)	(562,924)	(994,531)	(470,575)
Cost of telecommunications products sold		(242,587)	(382,024)	(217,940)
Total operating expenses	(b)	(4,103,912)	(5,700,700)	(2,926,561)
Operating profit		763,337	1,210,964	151,334
Interest income		4,894	17,490	7,598
Finance costs	(c)	(397,625)	(626,322)	(209,854)
Loss arising from terminations of CCF Arrangements	(d)	—	—	(210,742)
Other income (expenses), net		1,825	(3,891)	2,293
Profit (loss) before taxation	(e)	372,431	598,241	(259,371)
Taxation	(f)	(202,955)	(275,157)	23,431
Net profit (loss)		169,476	323,084	(235,940)

(a)           Operating revenue

The Target Company is principally engaged in the provision of telecommunications services. Operating revenue is comprised of usage fees, monthly fees, connection fees and interconnection revenue and sales of telecommunications products earned by the Target Company by providing GSM and CDMA services. Tariffs are subject to regulations by various government authorities, including the State Development Planning Commission, the Ministry of Information Industry (the “MII”) and the relevant provincial price regulatory authorities. Revenue is net of business tax, government surcharges and central irrigation construction levy, where applicable.

The major components of the revenue are as follows:

	Note	Six months ended 30 June	Year ended 31 December
		2002	2001	2000
		RMB’ 000	RMB’ 000	RMB’ 000
GSM Business
Usage fee	(i)	3,397,817	4,867,176	1,786,640
Monthly fee	(ii)	912,315	1,401,894	679,800
Connection fee	(iii)	—	41,380	106,149
Interconnection revenue	(iv)	163,170	246,195	142,913
Other revenue		71,877	59,307	52,075
Total GSM service revenue		4,545,179	6,615,952	2,767,577
CDMA Business
Usage fee	(i)	98,768	—	—
Monthly fee	(ii)	29,157	—	—
Interconnection revenue	(iv)	2,388	—	—
Other revenue		1,759	—	—
Total CDMA service revenue		132,072	—	—
Sales of telecommunications products		189,998	295,712	310,318
Total operating revenue		4,867,249	6,911,664	3,077,895

Notes:

(i)                                    Usage fees comprise charges for incoming and outgoing calls made by cellular subscribers of the Target Company including charges for local calls, domestic direct dial (“DDD”) and international direct dial (“IDD”) as well as roaming fees for calls made by cellular subscribers of the Target Company outside their local service areas.

(ii)                                 Monthly fees represent fixed amounts charged to cellular subscribers of the Target Company on a monthly basis for maintaining their access to the related services.

(iii)                              Connection fees are charged to cellular subscribers for the one-time activation service rendered to connect the cellular subscribers to the cellular networks of the Target Company. Connection fees have been cancelled since 1 July 2001.

(iv)                             Interconnection revenue represents amounts received from other operators, including CUCL and Unicom Group, for calls from their networks to the networks of the Target Company (see Note 3(k)). It also includes roaming-in fees received from other operators, including CUCL and Unicom Group, for calls made by their subscribers using the cellular networks of the Target Company.

(b)           Operating expenses

Major components of operating expenses are as follows:

(i)                        Leased lines and network capacities charges are incurred by the Target Company in association with the leasing of transmission capacity from other operators and the leasing of CDMA network capacity in the 8 provinces and 1 municipality from Unicom New Horizon Mobile Communications Company Limited (“Unicom New Horizon”) (see Note 3(j)(i)).

(ii)                     Interconnection charges represent amounts paid to other operators, including Unicom Group and CUCL (see Note 3(k)), for calls from the Target Company’s networks to the networks of other operators.

(iii)                  Personnel costs comprise staff salaries, bonuses and medical benefits, contributions to employee retirement schemes and housing benefits.

(iv)                 General, administrative and other expenses are analysed as follows:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Operating lease expenses	60,650	95,427	50,006
Repair and maintenance expenses	68,908	106,688	36,734
Provision for doubtful debts	139,073	134,830	148,439
Traveling, entertainment and meeting expenses	98,573	162,454	27,625
Power and water charges	90,028	109,945	43,841
Office expenses	78,179	159,771	53,472
Others	27,513	225,416	110,458
	562,924	994,531	470,575

(c)           Finance costs

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Interest on bank loans repayable over 5 years	42,885	83,400	67,559
Interest on bank loans repayable within 5 years	446,701	603,422	120,406
Interest on loans due to Unicom Group repayable within 5 years (see Note 4(d)(ii))	36,434	110,469	115,342
Less: Capitalised interest	(129,001)	(171,843)	(94,765)
Total borrowing costs incurred	397,019	625,448	208,542
Bank charges	606	874	1,312
	397,625	626,322	209,854

(d)           China-China-Foreign Arrangements and their terminations

In the process of developing the GSM cellular networks of the Target Company covering the 8 provinces and 1 municipality which was previously operated by various branches of Unicom Group, Unicom Group entered into cooperation agreements with certain contractual joint venture companies (the “CJVs”) established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties. The cooperation arrangements between Unicom Group and the CJVs are hereinafter referred to as the China-China-Foreign Arrangements (the “CCF Arrangements”).

Pursuant to the CCF Arrangements, the CJVs extended funding to Unicom Group for the construction of telecommunications systems and network equipment in 8 provinces and 1 municipality. Upon completion of construction, Unicom Group was responsible for operating the systems. In return for funding the construction of the cellular networks, the CJVs were entitled to receive (usually on an annual or semi-annual basis) from Unicom Group a fixed proportion of the cash flows generated from the Target Company’s cellular networks. It was anticipated at the inception of the CCF Arrangements that such periodic distributions of cash would be sufficient for the CJVs to recover their principal together with a reasonable return. The cooperation periods under these CCF Arrangements generally ranged from 12 to 15 years. As security, the fixed assets during the cooperation periods were held by the CJVs in a manner similar to a pledging arrangement under a mortgage loan. Accordingly, the CCF Arrangements were accounted for as secured financing arrangements. At the end of the co-operation periods, the CJVs’ rights to share the cash flows from the cellular networks and the security rights in the underlying fixed assets were to be relinquished.

The estimated costs of the funding provided by the CJVs were accrued over the cooperation periods and accounted for as interest costs. The accrual was made using the then-prevailing market interest rates applicable to long-term bank loans.

The periodic cash distribution to the CJVs in excess of the accrued interest payable was accounted for as repayment of principal. Since the amount and the timing of the periodic cash distributions to the CJVs were not fixed and depended on the actual cash flows generated by the Target Company’s cellular networks, the CCF Arrangements were treated as long-term borrowings with no fixed repayment schedules.

All CCF Arrangements of the Target Company were terminated in 2000. Pursuant to the termination agreements signed between the CJVs and Unicom Group, compensation in the form of cash was paid to CJVs. The aggregate losses arising from the extinguishment of these CCF debts amounted to approximately RMB211 million. Pursuant to the termination agreements signed between the CJVs and Unicom Group, the losses were calculated based on the difference between the net carrying amounts of the outstanding CCF debts of the Target Company being terminated, which amounted to approximately RMB1,760 million, and the total cash compensation amounts of approximately RMB1,971 million made to the CJVs. The aforementioned cash compensation was financed by the long-term loans provided by Unicom Group (see Note 4(d)(ii)).

(e)           Profit (loss) before taxation

Profit (loss) before taxation is arrived at after crediting and charging the following:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
After charging (crediting):
Depreciation of property, plant and equipment	1,236,002	1,870,122	934,865
Amortisation of deferred expenditures	77,057	39,174	34,458
Operating lease expenses	432,069	340,842	234,793
Repair and maintenance expenses	68,908	106,688	36,734
Loss on disposal for property, plant and equipment	277	2,899	1,269
Provision for doubtful debts	139,073	134,830	148,439
Write-down (write-back) of inventories to net realisable value	199	(794)	2,389
Auditor’s remuneration	—	—	—
Personnel costs:
• Salaries and wages	265,547	376,130	127,420
• Contributions to defined contribution pension schemes	23,791	34,233	9,690
• Special monetary housing benefits	11,699	—	—
• Contributions to housing fund	12,067	16,339	8,111
Total	313,104	426,702	145,221
Net exchange loss	—	11	2

(f)       Taxation

Provision for taxation represents:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
PRC enterprise income tax	302,586	362,866	54,722
Deferred taxation	(99,631)	(87,709)	(78,153)
	202,955	275,157	(23,431)

For 2000, Unicom Group was assessed for PRC enterprise income tax liability at the statutory tax rate of 33% on a consolidated basis as a single entity and the Target Company did not assess the income tax liability independently.

The tax provisions for the Target Company were determined on a separate return basis using the same tax policy applicable to Unicom Group as described above. Under this basis, the tax liabilities attributable to the Target Company were determined as if they were assessable for income tax separately from Unicom Group.

The reconciliation of PRC enterprise income tax at the statutory tax rate of 33% applied to profit before taxation to the effective tax recorded in the income statement, is as follows:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
PRC:
Income tax at statutory tax rate of 33%	122,901	197,420	(85,592)
Non-deductible expenses	60,379	112,269	48,205
Non-recognition of deferred tax assets:
— Provision for doubtful debts	45,138	10,551	48,985
Effect of tax holiday	(25,463)	(31,428)	—
Non-taxable income:
— Connection fees	—	(13,655)	(35,029)
Effective PRC enterprise income tax	202,955	275,157	(23,431)

(g)      Directors’, senior executives’ and supervisors’ emoluments

(i)      Directors’ emoluments

None of the directors of the Target Company received any fees or emoluments in respect of their services to the Target Company during the Relevant Periods. There was no arrangement with the Target Company in which a director of the Target Company waived or agreed to waive any remuneration during the Relevant Periods.

(ii)     Senior executives’ and supervisors’ emoluments

The number of employees who were not directors of the Target Company during the Relevant Periods and who were amongst the five highest paid employees falls within the following band, is set out below:

	Six months ended 30 June	Year ended 31 December
(All amounts expressed in HK dollars)	2002	2001	2000
	number of employees	number of employees	number of employees
Nil-1,000,000	5	5	5

The aggregate of the emoluments in respect of the above five highest paid employees is as follow:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Salaries and allowances	278	560	206
Pension benefits/pension scheme contributions	14	25	23
Bonuses paid and payable	172	388	231
	464	973	460

No emolument was paid to these five highest paid individuals as an inducement to join or upon joining the Target Company.

(h)      Retirement benefits

All the full time employees of the Target Company are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Target Company was required to make contributions to the state-sponsored pension scheme at an average rate of 19.0% for 2002 (2001: 19.0% and 2000: 19.1%) of the employees’ basic salaries. Under this scheme, the Target Company has no obligation for post-retirement benefits beyond the annual contributions.

Retirement benefits charged to the income statement are as follows:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Contributions to defined contribution pension schemes	23,791	34,233	9,690

(i)       Housing benefits

All of the full time employees of the Target Company are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Target Company is required to make annual contributions to the housing fund at the rate from 5% to 10% of employees’ basic salaries.

During 2001, the Target Company finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportions of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period of 3 years. The employees will be entitled to the first 40% payment only when the following criteria are met in a particular year:

(i)                        the provincial branch in which the employees are working has achieved the annual performance budget set by Unicom Group; and

(ii)                     those employees continue to be under the employment of the Target Company at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

The Target Company accrues for each annual payment upon the fulfillment of the above criteria by the employees, upon such time the liability is considered to have arisen.

For the year ended 31 December 2001, all branches of the Target Company did not achieve the annual performance budget and thus no provision for monetary housing benefits has been made.

For the six months ended 30 June 2002, certain branches of the Target Company were anticipated to meet the criteria for the 2002 distribution of such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of the Target Company for the six months ended 30 June 2002 amounted to approximately RMB11,699,000.

The expenses incurred by the Target Company in relation to these housing benefits described above were as follows:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Special monetary housing benefits	11,699	—	—
Contributions to housing fund	12,067	16,339	8,111
	23,766	16,339	8,111

(j)       Commencement of CDMA business

(i)      Leasing of CDMA network capacity

Unicom Group entered into a conditional CDMA capacity lease agreement (the “CDMA lease agreement”) with Unicom New Horizon, a subsidiary of Unicom Group. Pursuant to the CDMA lease agreement, Unicom New Horizon agreed to lease the capacity of CDMA network to Unicom Group (covering the Target Company).

Major terms of the CDMA lease agreement include the following:

•                                    The lessee has the exclusive right to lease and operate the CDMA network capacity from Unicom New Horizon;

•                                    The term of the CDMA lease agreement is for an initial period of 1 year (the “Initial Lease Term”), renewable for further one year terms at the option of the lessee;

•                                    The lease fee per unit of capacity will be calculated on a basis which would enable Unicom New Horizon to recover its investment in constructing the CDMA network within 7 years, together with an internal rate of return of 8%;

•                                    The lessee has the option to add or reduce the capacity leased by giving specified period of advance notice. There is no minimum requirement on the network capacity to be leased beyond 1 year; and

•                                    The lessee has the option to purchase the network assets. The acquisition price will be negotiated between the lessee and lessor, based on the appraised value of the network determined by an independent appraiser, provided that it will not exceed such price as would, add together with any lease payments made previously, enable Unicom New Horizon to recover its investment with an internal rate of return of 8%.

Commencement of the CDMA lease agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of the CDMA network and the receipt of all necessary government approvals. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA lease agreement, the Initial Lease Term commenced in January 2002. The lease arrangement has been accounted for as an operating lease of the network assets.

(ii)     CDMA mobile handset costs

As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA mobile phone handsets were provided to certain subscribers for their use at no additional cost during the specified contract periods. The costs of such handsets are treated as deferred customer acquisition costs and, to the extent recoverable, are amortised over the contractual period not exceeding 2 years to match with the expected revenue stream. For the six months ended 30 June 2002, amortisation of these deferred customer acquisition costs amounted to approximately RMB56 million. As of 30 June 2002, the carrying amount of unamortised deferred expenditures amounted to approximately RMB344 million and recorded in “deferred expenditures” and “prepayments and other current assets”.

(iii)   CDMA mobile handset purchase

On 10 May 2002, Unicom Group entered into an agreement for the purchase of CDMA mobile handsets with Unicom Guomai Communications Co., Ltd, an indirect non-wholly owned subsidiary of CUCL (hereinafter referred to as “Unicom Guomai”). In accordance with this agreement, Unicom Guomai sold an aggregate of 108,000 CDMA mobile handsets to the Target Company, amounting to approximately RMB276 million for the six months ended 30 June 2002.

(k)     Related party transactions

The table set forth below summarises the name of significant related parties and nature of relationship with the Target Company:

Name of Related Parties	Relationship with the Target Company

China United Telecommunications Corporation (“Unicom Group”)	Ultimate parent company

Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”)	A subsidiary of Unicom Group

Unicom Import and Export Company Limited (“Unicom I/E Co.”)	A subsidiary of Unicom Group

Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Group

China Unicom Corporation Limited (“CUCL”)	A subsidiary of the Company

Guoxin Paging Corporation Ltd. (“Guoxin Paging”)	A subsidiary of the Company

Unicom Guomai Communications Co. Ltd. (“Unicom Guomai”)	A subsidiary of the Company

China United Telecommunications Corporation Limited (the “A Share Company”)	A subsidiary of Unicom Group

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the management’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

		Six months ended 30 June	Year ended 31 December
	Note	2002	2001	2000
		RMB’000	RMB’000	RMB’000
Transactions with Unicom Group:
Interconnection and roaming revenues	(i),(vi)	24,409	27,078	7,896
Interconnection and roaming charges	(ii),(vi)	22,069	22,619	8,383
Rental charges for premises, equipment and facilities	(iii)	1,892	3,706	2,542
Transactions with subsidiaries of Unicom Group:
Interconnection and roaming revenues	(iv)	88,133	97,370	74,622
Interconnection and roaming charges	(v),(vi)	465,147	538,739	242,875
Purchase of telecom cards	(vii)	213,672	384,695	130,237
Agency fee incurred for procurement of telecommunications equipment	(viii)	9,975	19,430	13,151
Rental charges for leasing of transmission line	(ix)	167,533	108,814	78,604
CDMA network capacity lease rental	(x)	109,583	—	—
Purchase of CDMA mobile handsets	(xi)	276,308	—	—
Agency fee incurred for procurement of the telecommunications products	(xii)	—	7,857	129,060

Notes:

(i)

Interconnection revenues from Unicom Group represent the amounts received or receivable from the remaining cellular businesses of Unicom Group for calls from its networks to the Target Company’s networks. Roaming revenues represent revenue for calls made using the Target Company’s networks by the remaining cellular business of Unicom Group’s subscribers.

(ii)

Interconnection charges to Unicom Group are for calls made from Target Company’s networks to the remaining cellular businesses of Unicom Group’s networks. Roaming expenses represent expenses for calls made by the Target Company’s subscribers using the networks of the remaining cellular businesses of Unicom Group.

(iii)

During the Relevant Periods, the Target Company was provided with premises, equipment and facilities by Unicom Group, rentals were paid based on the depreciation costs of the related premises, equipment and facilities.

(iv)

Interconnection revenues from subsidiaries of Unicom Group represent the amounts received or receivable from CUCL for calls from its networks to the Target Company’s networks. Roaming revenues represent revenue for calls made using the Target Company’s networks by CUCL’s subscribers.

(v)

Interconnection charges to subsidiaries of Unicom Group are for calls made from the Target Company’s networks to CUCL’s networks. Roaming expenses represent expenses for calls made by the Target Company’s subscribers using CUCL’s networks.

(vi)

Interconnection settlement with Unicom Group’s network and CUCL’s network is based on standards established from time to time by the MII. In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Target Company and Unicom Group and CUCL are based on their respective internal costs of providing these services.

(vii)

Prior to April 2000, the Target Company purchased SIM cards, UIM cards and prepaid rechargeable calling cards at fixed prices from Unicom Xingye. Starting from April 2000, the Target Company purchased telecom cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(viii)

Prior to April 2000, the Target Company purchased certain foreign and domestic telecommunications equipment and materials through Unicom I/E Co at an agency fee of 1% of the value of the equipments. Starting from April 2000, Unicom I/E Co. provided equipment procurement services to the Target Company and charged the Target Company 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

(ix)

The Target Company started to lease the transmission lines capacity from CUCL since 2000 in accordance with the relevant provisions of the service agreement. The charges are based on tariffs stipulated by the MII from time to time less a discount up to 10%.

(x)

According to the CDMA lease agreement entered between Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to Unicom Group covering the Target Company. The lease fee is calculated on a basis, which would enable Unicom New Horizon to recover its investment in constructing the CDMA network within 7 years, together with an internal rate of return of 8% (see Note 3(j)(i)). This lease agreement became effective in January 2002.

(xi)

According to the sales of CDMA mobile phones agreement entered between Unicom Group and Unicom Guomai on 10 May 2002, the Target Company agreed to purchase CDMA mobile phone handsets from Unicom Guomai. The selling price is negotiated on an arm’s length basis, which is not lower than the price sold by Unicom Guomai to independent third parties (see Note 3(j)(iii)).

(xii)

During the Relevant Periods, Guoxin Paging acted as the sales agent of the Target Company to sell telecommunications products (such as SIM cards and prepaid cards). In return, Guoxin Paging received agency commission from the Target Company at fixed rates based on commission rates stipulated by Unicom Group applicable to third party sales agents. This sales agency service was terminated in April 2001.

(xiii)

Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which is registered at the PRC State Trademark Bureau. In accordance with agreement entered into between the A Share Company and the Target Company, the right to use these trademarks will be granted to the Target Company on a royalty-free basis for an initial period of 10 years, renewable at its option for another 10 years.

(l)       Transactions with domestic carriers

The Target Company’s telecommunications networks depend, in large part, on interconnection with domestic carriers’ public switched telephone network and on transmission lines leased from major domestic carriers. Major domestic carriers include China Telecommunications Corporation and its subsidiaries (“China Telecom”), China Mobile Communications Corporation and its subsidiaries (“China Mobile”) and China Netcom Corporation and its subsidiaries (“China Netcom”). The following is a summary of significant transactions with domestic carriers:

		Six months ended 30 June	Year ended 31 December
	Note	2002	2001	2000
		RMB’000	RMB’000	RMB’000
Interconnection and roaming revenues	(i)	46,542	115,315	56,937
Interconnection and roaming charges	(i)	297,653	406,026	236,141
Leased line charges	(ii)	43,536	54,770	67,686

Notes:

(i)                                     The interconnection revenue and charges mainly represent the amounts due from or to major domestic carriers for cellular telephone calls made between the Target Company’s cellular networks and the public switched telephone network of major domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between Unicom Group (covering the Target Company) and major domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii)                                  Leased line charges are paid or payable to major domestic carriers by the Target Company for leasing major domestic carriers’ transmission line. The charges are calculated at a fixed charge per line, depending on the number of lines being used.

(m)     Distribution of profits

Prior to the Restructuring, the Target Company received funding from Unicom Group. During the Relevant Periods, such funding and retained profits or accumulated losses were recorded as changes in the owners’ equity. Periodically, the Target Company made cash distributions to Unicom Group. These cash distributions were deducted from owners’ equity.

The Target Company was established as a limited liability company in the PRC. In accordance with the Article of Association of the Target Company, the Target Company is required to allocate (i) 10% of its profit after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital, and (ii) 5% to 10% of its profit after tax determined under PRC GAAP to the statutory welfare fund in that period.

After the Acquisition, the Target Company will become a foreign investment enterprise in the PRC. In accordance with the current draft Article of Association of the Target Company, the Target Company will then be required to allocate at least 10% of its profit after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HK GAAP, the appropriations to the staff bonus and welfare fund will be charged to the income statement as expenses incurred since any assets acquired through this fund belong to the employees.

4.       COMBINED BALANCE SHEETS

The following are the combined balance sheets of the Target Company as of 30 June 2002, 31 December 2001 and 2000, prepared on the basis set out in Note 1 above:

	Note	As of 30 June	As of 31 December
		2002	2001	2000
		RMB’000	RMB’000	RMB’000
Non-current assets:
Property, plant and equipment, net	(a)	21,824,777	20,887,122	12,917,673
Deferred expenditures	(b)	442,806	183,899	138,807
Deferred tax assets	(c)	298,872	199,241	111,532
Total non-current assets		22,566,455	21,270,262	13,168,012
Current assets:
Amounts due from Unicom Group	(d)(i)	—	—	39,467
Amounts due from related parties	(d)(i)	672,947	988,972	655,781
Amounts due from domestic carriers	(e)	12,356	8,636	559
Prepayments and other current assets	(f)	516,316	179,145	109,446
Inventories	(g)	409,584	218,007	118,509
Accounts receivable, net	(h)	571,648	457,249	224,499
Cash and cash equivalents	(l)(ii)	1,045,165	895,720	1,106,786
Total current assets		3,228,016	2,747,729	2,255,047
Current liabilities:
Payables and accrued liabilities	(i)	3,149,771	2,912,469	4,246,707
Amounts due to Unicom Group	(d)(i)	—	973,719	—
Amounts due to domestic carriers	(e)	121,273	74,169	66,701
Current portion of long-term bank loans	(l)	1,220,835	1,082,267	300,822
Taxes payable		455,580	418,648	41,811
Advances from customers	(j)	1,055,183	599,372	307,367
Short-term loans due to Unicom Group	(d)(ii)	1,458,415	1,799,395	481,510
Short-term bank loans	(k)	430,000	201,000	221,000
Total current liabilities		7,891,057	8,061,039	5,665,918
Net current liabilities		(4,663,041)	(5,313,310)	(3,410,871)
Total assets less current liabilities		17,903,414	15,956,952	9,757,141
Non-current liabilities:
Long-term bank loans	(l)	15,654,539	15,395,858	7,742,626
Long-term loans due to Unicom Group	(d)(ii)	—	—	1,707,756
Total non-current liabilities		15,654,539	15,395,858	9,450,382
Net assets		2,248,875	561,094	306,759
Owners’ equity	(m)	2,248,875	561,094	306,759

(a)      Property, plant and equipment, net

	As of 31 December 2000
	Land use rights and buildings	Telecommunica- tions equipment	Office furniture, fixtures and others	Leasehold improvements	Construction- in-progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of 1 January 2000	118,433	3,635,691	95,602	64,458	1,431,257	5,345,441
Additions	14,313	59,701	21,829	67,908	8,824,771	8,988,522
Transfer from construction-in-progress	169,373	7,633,720	129,888	—	(7,932,981)	—
Disposals	(145)	(4,093)	—	—	—	(4,238)
As of 31 December 2000	301,974	11,325,019	247,319	132,366	2,323,047	14,329,725
Accumulated depreciation:
As of 1 January 2000	2,622	447,728	13,705	15,863	—	479,918
Charge for the year	6,861	882,803	25,893	19,308	—	934,865
Disposals	(10)	(2,721)	—	—	—	(2,731)
As of 31 December 2000	9,473	1,327,810	39,598	35,171	—	1,412,052
Net book value:
As of 31 December 2000	292,501	9,997,209	207,721	97,195	2,323,047	12,917,673

	As of 31 December 2001
	Land use rights and buildings	Telecommunica- tions equipment	Office furniture, fixtures and others	Leasehold improvements	Construction- in-progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of 1 January 2001	301,974	11,325,019	247,319	132,366	2,323,047	14,329,725
Additions	52,275	80,792	112,090	17,920	9,579,859	9,842,936
Transfer from construction-in-progress	379,470	4,612,726	144,818	33,251	(5,170,265)	—
Disposals	(3,096)	(3,015)	(175)	(680)	—	(6,966)
As of 31 December 2001	730,623	16,015,522	504,052	182,857	6,732,641	24,165,695
Accumulated depreciation:
As of 1 January 2001	9,473	1,327,810	39,598	35,171	—	1,412,052
Charge for the year	19,165	1,748,425	63,860	38,672	—	1,870,122
Disposals	(96)	(2,708)	(117)	(680)	—	(3,601)
As of 31 December 2001	28,542	3,073,527	103,341	73,163	—	3,278,573
Net book value:
As of 31 December 2001	702,081	12,941,995	400,711	109,694	6,732,641	20,887,122

	As of 30 June 2002
	Land use rights and buildings	Telecommunica- tions equipment	Office furniture, fixtures and others	Leasehold improvements	Construction- in-progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of 1 January 2002	730,623	16,015,522	504,052	182,857	6,732,641	24,165,695
Additions	67,726	341,610	87,017	2,415	1,675,282	2,174,050
Transfer from construction-in-progress	176,738	3,260,951	179,358	44,048	(3,661,095)	—
Disposals	(431)	(152)	(192)	(6,466)	—	(7,241)
As of 30 June 2002	974,656	19,617,931	770,235	222,854	4,746,828	26,332,504
Accumulated depreciation:
As of 1 January 2002	28,542	3,073,527	103,341	73,163	—	3,278,573
Charge for the period	32,392	1,153,811	24,453	25,346	—	1,236,002
Disposals	(208)	(81)	(93)	(6,466)	—	(6,848)
As of 30 June 2002	60,726	4,227,257	127,701	92,043	—	4,507,727
Net book value:
As of 30 June 2002	913,930	15,390,674	642,534	130,811	4,746,828	21,824,777

For the six months ended 30 June 2002, interest of approximately RMB129 million (years ended 31 December 2001 and 2000: RMB172 million and RMB95 million) was capitalised to construction-in-progress.

As of 30 June 2002, the cost of land use rights (located in the PRC) and the related accumulated amortisation amounted to approximately RMB82,841,000 and RMB6,370,000 respectively (as of 31 December 2001 and 2000: RMB71,735,000 and RMB1,847,000; and RMB2,780,000 and RMB248,000).

For the six months ended 30 June 2002, the Target Company also recognised a loss on disposal of property, plant and equipment of approximately RMB277,000 (years ended 31 December 2001 and 2000: RMB2,899,000 and RMB1,269,000).

(b)      Deferred expenditures

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Interconnection facilities	77,578	77,432	75,997
Long-term prepaid rental and leased line	174,303	159,978	87,212
Deferred customer acquisition costs (see Note 3(j)(ii))	245,806	—	—
Others	119,092	46,813	37,741
	616,779	284,223	200,950
Less: Accumulated amortisation	(173,973)	(100,324)	(62,143)
	442,806	183,899	138,807

Amortisation of deferred expenditures for the six months ended 30 June 2002 amounted to approximately RMB77,057,000 (years ended 31 December 2001 and 2000: RMB39,174,000 and RMB34,458,000).

(c)      Deferred tax assets

Deferred taxation represents the taxation effect of the following timing differences:

	Six months ended 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Loss arising from terminations of CCF Arrangements	48,793	53,763	63,501
Income tax on advances from customers for telephone cards	304,667	190,994	88,873
Operating loss of the Target Company in prior years	—	—	4,642
	353,460	244,757	157,016
Deferred tax liabilities:
Accelerated depreciation for tax purpose	(24,830)	(32,398)	(43,951)
Others	(29,758)	(13,118)	(1,533)
Net deferred tax assets	298,872	199,241	111,532

Deferred tax assets not recognised consist of the following:

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Tax effect of provision for doubtful debts of the Target Company	134,095	88,957	78,406

(d)      Balances with related parties

(i)      Amounts due from and to Unicom Group and related parties

Amounts due from and to Unicom Group and other related parties are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of related party transactions as described in Note 3(k) above.

(ii)     Loans from Unicom Group

These loans were provided by Unicom Group to finance the network construction of the Target Company and to finance the settlement payments for the terminations of the CCF Arrangements in 2000 as described in Note 3(d). As of 30 June 2002, short-term loans from Unicom Group amounted to RMB1,458 million (as of 31 December 2001: short-term loans of RMB1,799 million, as of 31 December 2000: short-term loans of RMB482 million and long-term loans of RMB1,708 million). In order to provide these loans to the Target Company, Unicom Group borrowed from various banks and refinanced to the Target Company.

For the six months ended 30 June 2002, interest rates of these loans ranged from 4.54% to 5.58% per annum (years ended 31 December 2001 and 2000 : 5.58% to 5.85% and 5.58% to 6.03%). Loans from Unicom Group were allocated to the Target Company based on the amount of funds actually utilised by the Target Company. The corresponding interest on loans was charged to the Target Company based on the loans amount allocated (see Note 3(c)).

As of 31 December 2000, approximately RMB1,710 million of the above long-term loans from Unicom Group were secured by the future service fee revenue to be generated by the cellular operations of certain branches of the Target Company. During the Relevant Periods, short-term loans from Unicom Group were unsecured.

(e)      Amounts due from and to domestic carriers

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Amounts due from domestic carriers:
Receivables for interconnection revenue, lease line charges, etc.	12,356	8,636	559
Amounts due to domestic carriers:
Payables for interconnection charges, leased line charges, operating lease charges, etc.	121,273	74,169	66,701

All amounts due from and to domestic carriers were unsecured, non-interest bearing and repayable within one year.

(f)       Prepayments and other current assets

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Prepayments	278,758	74,710	45,780
Refundable deposits	42,922	53,104	19,811
Advances to employees	51,643	38,457	18,561
Deferred customer acquisition costs (see Note 3(j)(ii))	121,278	—	—
Others	21,715	12,874	25,294
	516,316	179,145	109,446

The aging analysis of prepayments and other current assets are as follows:

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Within 1 year	502,690	118,263	103,189
Over 1 year	13,626	60,882	6,257
	516,316	179,145	109,446

(g)      Inventories

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Handsets	226,516	3,909	10,577
SIM and UIM cards	149,954	195,650	95,049
Others	33,114	18,448	12,883
	409,584	218,007	118,509

As of 30 June 2002, the carrying amount of inventories that is carried at net realisable value amounted to approximately RMB10,317,000 (as of 31 December 2001 and 2000: RMB3,909,000 and RMB23,460,000).

(h)      Accounts receivable, net

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Account receivable	895,384	723,286	415,587
Less: Provision for doubtful debts	(323,736)	(266,037)	(191,088)
	571,648	457,249	224,499

The aging analysis of accounts receivable was as follows:

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Less than 6 months	685,409	565,335	340,628
6 months to 1 year	104,734	86,347	28,329
1 year to 2 years	70,645	53,726	38,469
More than 2 years	34,596	17,878	8,161
	895,384	723,286	415,587

Provision for doubtful debts was analysed as follows:

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Balance, beginning of period	266,037	191,088	74,238
Provision during the period	139,073	134,830	148,439
Written-off during the period	(81,374)	(59,881)	(31,589)
Balance, end of period	323,736	266,037	191,088

(i)       Payables and accrued liabilities

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Payables to contractors and equipment suppliers	2,321,565	2,486,640	3,957,447
Payables to telecommunications products suppliers	290,566	873	2,680
Accrued expenses	133,688	97,907	93,527
Other (see Note (i) below)	403,952	327,049	193,053
	3,149,771	2,912,469	4,246,707

Note:

(i)       Other includes customer deposits, miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities was as follows:

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Within 1 year	3,145,165	2,837,112	4,225,424
Over 1 year	4,606	75,357	21,283
	3,149,771	2,912,469	4,246,707

(j)       Advance from customers

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Balance, beginning of period	599,372	307,367	58,055
Addition during the period	4,418,168	4,187,914	2,087,148
Transfer to the income statement	(3,962,357)	(3,895,909)	(1,837,836)
Balance, end of period	1,055,183	599,372	307,367

Advance from customers represents prepaid service fees received from subscribers, which are recognised as revenue when the related service is rendered upon actual usage by subscribers.

(k)          Short-term bank loans

Interest rates on short-term bank loans of the Target Company ranged from 4.80% to 5.85% per annum for the six months ended 30 June 2002 (years ended 31 December 2001 and 2000: 4.80% to 5.58% and 5.58% to 6.03% per annum).

As of 30 June 2002, short-term bank loans were secured by the following:

(i)                        approximately RMB140 million (as of 31 December 2001 and 2000: RMB41 million and RMB141 million) of short-term bank loans were secured by the future service fee revenue to be generated by certain branches of the Target Company.

(ii)                     approximately RMB240 million (as of 31 December 2001 and 2000: RMB110 million and RMB80 million) were guaranteed by Unicom Group.

(l)            Long-term bank loans

	Interest rate and final maturity	As of 30 June	As of 31 December
		2002	2001	2000
		RMB’000	RMB’000	RMB’000
Secured	Interest rate ranging from 5.33% to 6.21% per annum with maturity through 2007	8,831,902	8,196,742	2,976,145
Unsecured	Interest rate ranging from 4.94% to 6.21% per annum with maturity through 2007	8,043,472	8,281,383	5,067,303
		16,875,374	16,478,125	8,043,448
Less: Current portion		(1,220,835)	(1,082,267)	(300,822)
		15,654,539	15,395,858	7,742,626

The repayment schedule of the long-term bank loans of the Target Company is as follows:

	As of 30 June	As of 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Within one year	1,220,835	1,082,267	300,822
In the second to fifth year	15,364,539	13,845,858	4,600,626
After the fifth year	290,000	1,550,000	3,142,000
	16,875,374	16,478,125	8,043,448

As of 30 June 2002, long-term bank loans were secured by the following:

(i)                        approximately RMB8,512 million (as of 31 December 2001 and 2000 : RMB7,797 million and RMB2,576 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of certain branches of the Target Company, of those RMB390 million was guaranteed by Unicom Group;

(ii)                     approximately RMB320 million (as of 31 December 2001 and 2000: RMB400 million and RMB400 million) of long-term bank loans were secured by cash in certain bank accounts amounting to RMB3 million (as of 31 December 2001 and 2000: RMB65 million and RMB12 million);

(iii)                  approximately RMB6,180 million (as of 31 December 2001 and 2000: RMB5,670 million and RMB4,120 million) of long-term bank loans were guaranteed by Unicom Group.

(m)          Owners’ equity

Movements in owners’ equity during the Relevant Periods are as follows:

	Capital	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000
As of 1 January 2000	262,684	(386,812)	(124,128)
Capital contribution	666,827	—	666,827
Net loss for the year	—	(235,940)	(235,940)
As of 31 December 2000	929,511	(622,752)	306,759
Distribution	(68,749)	—	(68,749)
Net profit for the year	—	323,084	323,084
As of 31 December 2001	860,762	(299,668)	561,094
Capital contribution (see Note 5(c))	1,518,305	—	1,518,305
Net profit for the period	—	169,476	169,476
As of 30 June 2002	2,379,067	(130,192)	2,248,875

(n)           Contingencies and commitments

(i)           Capital commitments

As of 30 June 2002, the Target Company had capital commitments mainly in relation to the construction of telecommunications networks, as follows:

	As of 30 June 2002
	Land use right and buildings	Equipment and other	Total
	RMB’000	RMB’000	RMB’000
Authorised and contracted for	55,050	1,220,456	1,275,506
Authorised but not contracted for	6,022	619,368	625,390
	61,072	1,839,824	1,900,896

(ii)          Operating lease commitments

As of 30 June 2002, the Target Company had total future aggregate minimum operating lease payments under operating leases as follows:

	As of 30 June 2002
	Land use right and buildings	Leased lines	Total
	RMB’000	RMB’000	RMB’000
Within one year	14,825	42,900	57,725
In the second to fifth year	68,915	67,498	136,413
After the fifth year	66,803	11,198	78,001
	150,543	121,596	272,139

Based on a forecast of CDMA subscriber growth and the anticipated capacity of the lease in 8 provinces and 1 municipality, the Target Company estimates that the total lease fee payable to Unicom New Horizon during the remaining six months of 2002 will be approximately RMB200 million. (see Note 3(j)(i) and 3(k)(x)).

As of 30 June 2002, the Target Company had no significant contingent liabilities.

5.            COMBINED CASH FLOW STATEMENTS

The following are the combined cash flow statements of the Target Company for the Relevant Periods prepared on the basis set out in Note 1 above:

		Six months ended 30 June	Year ended 31 December
	Note	2002	2001	2000
		RMB’000	RMB’000	RMB’000
Cash generated from operations	(a)	2,797,308	3,706,653	1,147,963
Interest received		4,894	17,490	7,598
Interest paid		(530,167)	(800,554)	(280,229)
PRC income tax paid		(93,871)	(8,560)	(650)
Net cash inflows from operating activities		2,178,164	2,915,029	874,682
Investing activities
Purchase of property, plant and equipment		(2,204,356)	(11,139,867)	(6,945,617)
Proceeds from disposals of property, plant and equipment		116	466	238
Addition of deferred expenditures		(109,748)	(11,500)	(40,738)
Net cash outflows from investing activities		(2,313,988)	(11,150,901)	(6,986,117)
Financing activities
Repayment of obligation under CCF Arrangements		—	—	(1,897,937)
Increase in loans due to Unicom Group		1,407,865	1,738,488	904,544
Proceeds from short-term and long-term bank loans		4,024,386	10,492,326	9,038,626
Repayment of short-term and long-term bank loans		(3,398,137)	(2,077,649)	(1,302,178)
Repayment of loans due to Unicom Group		(1,748,845)	(2,128,359)	(6,980)
Net cash inflows from financing activities		285,269	8,024,806	6,736,075
Net increase (decrease) in cash and cash equivalents		149,445	(211,066)	624,640
Cash and cash equivalents, beginning of period		895,720	1,106,786	482,146
Cash and cash equivalents, end of period		1,045,165	895,720	1,106,786
Analysis of the balances of cash and cash equivalents
Cash balance		1,265	2,133	2,116
Bank balance		1,043,900	893,587	1,104,670
Cash and cash equivalents, end of period		1,045,165	895,720	1,106,786

(a)      Cash generated from operations

The reconciliation of profit (loss) before taxation to cash generated from operations is as follows:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Profit (loss) before taxation	372,431	598,241	(259,371)
Adjustments for:
Depreciation and amortisation	1,313,059	1,909,296	969,323
Amortisation of deferred customer acquisition costs	56,389	—	—
Interest income	(4,894)	(17,490)	(7,598)
Interest expense	397,019	625,448	208,542
Loss on disposal of property, plant and equipment	277	2,899	1,269
Provision for doubtful debts	139,073	134,830	148,439
Loss arising from terminations of CCF Arrangements	—	—	210,742
Write-down (write-back) of inventories to net realisable value	199	(794)	2,359
Increase in accounts receivable	(253,472)	(367,580)	(303,517)
Increase in inventories	(191,776)	(98,704)	(102,698)
Increase in prepayments and other current assets	(619,776)	(142,465)	(108,238)
Increase in amounts due from domestic carriers	(3,720)	(8,077)	(456)
Decrease (increase) in amounts due from related parties	316,025	(333,191)	(621,102)
Increase in payables and accrued liabilities	228,973	160,330	124,301
Increase in amounts due to Unicom Group	544,586	944,437	586,183
Increase in advances from customers	455,811	292,005	249,312
Increase in amounts due to domestic carriers	47,104	7,468	50,473
Cash generated from operations	2,797,308	3,706,653	1,147,963

(b)      Supplemental financial information

Payables to equipment and construction suppliers during the six months ended 30 June 2002 decreased by approximately RMB165 million (year ended 31 December 2001: decreased by RMB1,471 million and year ended 31 December 2000 increased by RMB1,948 million).

(c)      Significant non-cash transaction

During the six months ended 30 June 2002, the outstanding amount due to Unicom Group of approximately RMB1,518 million was converted into additional capital contribution by Unicom Group to finance the operations of the Target Company.

6.       ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company of the Target Company to be Unicom Group.

7.       SUBSEQUENT EVENTS

The following significant events took place in respect of the Target Company subsequent to 30 June 2002.

(i)       Capitalisation and restructuring

As described in Note 1 above, the Target Company was established in the PRC on 16 July 2002 as a limited liability company, with a paid-in capital of RMB329 million. The Target Holding Company was incorporated in the British Virgin Islands on 23 October 2002 as a limited liability company, with a share capital of HK$10,000 representing as 10,000 shares of HK$1.00 each and with 10,000 shares allotted and issued to Unicom Centenarian (BVI) Limited (a wholly-owned subsidiary of Unicom Group and the immediate holding company of the Target Holding Company) at par. Pursuant to the agreement signed between Unicom Group, Unicom Centenarian (BVI) Limited and the Target Holding Company dated 20 November 2002, the entire equity interests of the Target Company were transferred to the Target Holding Company.

(ii)     Loan restructuring

After the Restructuring and the establishment of the Target Company, short-term loans due to Unicom Group as of 30 June 2002 are to be restructured into short-term bank loans borrowed directly by the Target Company.

8.       SEGMENT INFORMATION

The Target Company organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Target Company are classified as below:

GSM Business — the provision of GSM telephone and related services; and

CDMA Business — the provision of CDMA telephone and related services (the operation commenced in 2002).

The operating segments are managed separately because each operating unit represents a strategic business unit that provides various kinds of telecommunications services. Most of the assets, liabilities, revenue and expense are clearly identifiable to business segments. All the operating segments of the Target Company have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations. The Target Company’s primary measure of segment results is based on segment profit (loss) before taxation.

	Six months ended 30 June			Year ended 31 December
	2002			2001	2000
	GSM Business	CDMA Business	Total	GSM Business	GSM Business
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating revenue:
Usage fee	3,397,817	98,768	3,496,585	4,867,176	1,786,640
Monthly fee	912,315	29,157	941,472	1,401,894	679,800
Connection fee	—	—	—	41,380	106,149
Interconnection revenue	163,170	2,388	165,558	246,195	142,913
Other revenue	71,877	1,759	73,636	59,307	52,075
Total services revenue	4,545,179	132,072	4,677,251	6,615,952	2,767,577
Sales of telecommunications products	142,503	47,495	189,998	295,712	310,318
Total operating revenue from external customers	4,687,682	179,567	4,867,249	6,911,664	3,077,895
Operating expenses:
Leased lines and network capacities	(187,131)	(184,288)	(371,419)	(245,415)	(184,787)
Interconnection charges	(778,718)	(14,580)	(793,298)	(971,125)	(494,168)
Depreciation and amortisation	(1,303,086)	(9,973)	(1,313,059)	(1,909,296)	(969,323)
Personnel	(292,483)	(20,621)	(313,104)	(426,702)	(145,221)
Selling and marketing	(386,725)	(120,796)	(507,521)	(771,607)	(444,547)
General, administrative and other expenses	(518,800)	(44,124)	(562,924)	(994,531)	(470,575)
Cost of telecommunications products sold	(215,318)	(27,269)	(242,587)	(382,024)	(217,940)
Total operating expenses	(3,682,261)	(421,651)	(4,103,912)	(5,700,700)	(2,926,561)
Operating profit (loss)	1,005,421	(242,084)	763,337	1,210,964	151,334
Interest income	4,875	19	4,894	17,490	7,598
Finance costs	(397,622)	(3)	(397,625)	(626,322)	(209,854)
Loss arising from terminations of CCF Arrangements	—	—	—	—	(210,742)
Other (expenses) income, net	1,843	(18)	1,825	(3,891)	2,293
Segment profit (loss) before taxation	614,517	(242,086)	372,431	598,241	(259,371)
Taxation			(202,955)	(275,157)	23,431
Net profit (loss)			169,476	323,084	(235,940)
Total segment assets	25,498,805	295,666	25,794,471	24,017,991	15,423,059
Total segment liabilities	23,350,600	194,996	23,545,596	23,456,897	15,116,300
Other information:
Capital expenditures for segment assets	2,245,104	—	2,245,104	11,151,367	6,986,355

9.       SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Target Company in respect of any period subsequent to 30 June 2002.

Yours faithfully,
PricewaterhouseCoopers Certified
Public Accountants
Hong Kong

SUPPLEMENTARY FINANCIAL INFORMATION

The Directors have been informed that the financial information of the Target Company prepared under HK GAAP presented in Appendix II differ in certain aspects from financial statement prepared in accordance with PRC GAAP. The differences of net profit and net assets of the Target Company between HK GAAP and PRC GAAP are summarised below:

		Net profit
		Six months ended 30 June	Year ended 31 December
Items	Note	2002	2001	2000
		RMB’000	RMB’000	RMB’000
Net profit (loss) under PRC GAAP		142,117	282,734	(188,892)
(Decrease) increase of net profit due to adjustments for HK GAAP
— Adjustment on depreciation arising from the change of estimated useful life of fixed assets	(1)	(17,318)	(34,964)	(34,433)
— Recognition of loss arising from terminations of CCF Arrangements under HK GAAP	(2)	15,053	30,106	(193,807)
— Provision for special monetary housing subsidies	(3)	(11,699)	—	—
— Adjustment on additional interest capitalisation and the related depreciation	(4)	40,640	35,097	4,647
— Adjustment on deferred taxation under HK GAAP	(5)	(14,042)	(9,771)	73,331
— Adjustment on the transfer-out of connection fee	(6)	—	39,848	102,459
— Others		14,725	(19,966)	755
Subtotal		27,359	40,350	(47,048)
Net profit (loss) under HK GAAP		169,476	323,084	(235,940)

		Net assets
		As of 30 June	As of 31 December
Items	Note	2002	2001	2000
		RMB’000	RMB’000	RMB’000
Net assets under PRC GAAP		2,255,118	600,626	344,760
Increase (decrease) of net assets due to adjustments for HK GAAP:
— Adjustment on depreciation arising from the change of estimated useful life of fixed assets	(1)	80,903	98,221	133,186
— Recognition of loss arising from terminations of CCF Arrangements under HK GAAP	(2)	(148,648)	(163,701)	(193,807)
— Adjustment on additional interest capitalisation and the related depreciation	(4)	80,383	39,743	4,647
— Adjustment on deferred taxation under HK GAAP	(5)	(5,796)	8,246	18,017
—Others		(13,085)	(22,041)	(44)
Subtotal		(6,243)	(39,532)	(38,001)
Net assets under HK GAAP		2,248,875	561,094	306,759

Notes:

(1)      Adjustment on depreciation arising from the change of estimated useful lives of fixed assets

Since 1 January 2000, pursuant to the relevant government approvals, the Target Company has restated depreciation period of fixed assets based on a realistic assessment of their estimated useful lives. For certain types of fixed assets, their estimated useful lives were revised from 4 - 6 years to 7 years under PRC GAAP. Such change of accounting estimates was effective from 1 January 2000 and has been applied prospectively in the financial statements prepared under PRC GAAP. Under HK GAAP, these fixed assets have been consistently depreciated over the estimated useful lives of 7 years.

(2)      Recognition of loss arising from terminations of CCF Arrangements

Under PRC GAAP, according to the relevant approval from the Ministry of Finance, the loss arising from terminations of CCF Arrangements has been capitalised as long-term deferred expenditures and is amortised using the straight-line method over a period of 7 years starting from 2000. The related amortisation charge has been treated as financial expense in the income statement. Under HK GAAP, the loss arising from terminations of CCF Arrangements is charged to the income statement as incurred.

(3)      Provision of special monetary housing subsidies

The Target Company has finalised its special monetary housing benefit scheme in 2001. Under PRC GAAP, the distributions of these monetary housing subsidies were charged to the opening retained profits of the period concerned as incurred, by following the accounting treatment guidance for an one-off monetary housing compensation as stipulated in certain accounting regulations applicable to PRC enterprises. Under HK GAAP, these subsidies are regarded as staff costs, which are accrued and charged to the income statement when such obligation arises.

(4)      Adjustment on interest capitalisation and the related impact on depreciation

Under PRC GAAP, interest capitalisation is limited only to interest costs incurred on specific borrowings used directly for the acquisition, construction or production of an asset. Under HK GAAP, other than specific borrowings, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the qualifying expenditures of that asset. As a result, there are differences in the amount of interest capitalisation and the related impact on depreciation between PRC GAAP and HK GAAP.

(5)      Adjustment on deferred taxation under HK GAAP

Under PRC GAAP, the Target Company adopts the liability method to account for deferred taxation. Under HK GAAP, deferred taxation is also provided, using the liability method, in respect of temporary differences between income as computed for taxation purpose and income as stated in the income statement. However, deferred taxation as stated in the financial statements of the Target Company prepared under HK GAAP is different from that under PRC GAAP due to the existence of adjustments applicable only under HK GAAP.

(6)      Adjustment on the transfer-out of connection fee

Under PRC GAAP, connection fee is firstly recognised as income and then recorded as a transfer-out of revenue upon submission of the amounts to the state finance bureau, and as an increase of equity when the refund is subsequently received from the government. Under HK GAAP, connection fee has always been recognised as operating revenue earned from the provision of activation service for subscribers.

APPENDIX III	FINANCIAL INFORMATION OF THE GROUP

The following consolidated income statements and statements of cash flows of the Group for the years ended 31 December 2001 and 2000, and the consolidated balance sheets as of 31 December 2001 and 2000 are extracted from the audited financial statements of the Group prepared under HK GAAP. The following consolidated income statement and statement of cash flows of the Group for the six months ended 30 June 2002 and the consolidated balance sheet as of 30 June 2002 are extracted from the unaudited financial statements of the Group prepared under HK GAAP. All such financial information should be read in conjunction with the audited and unaudited consolidated financial statements and accompanying notes, which are included in the Company’s annual and interim reports mailed to you or otherwise available on request from the Company.

CONSOLIDATED INCOME STATEMENTS

	Unaudited	Audited

Six months ended 30 June

Year ended 31 December

	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Operating revenue (Turnover):
GSM Business	12,938,301	20,505,058	12,187,804
CDMA Business	354,030	—	—
Long Distance, Data and Internet Business	2,424,086	3,308,944	1,096,394
Paging Business	1,231,021	4,341,824	8,483,490
Total service revenue	16,947,438	28,155,826	21,767,688
Sales of telecommunications products	1,043,406	1,237,060	1,924,770
Total operating revenue	17,990,844	29,392,886	23,692,458
Operating expenses:
Leased lines and network capacities	(736,960)	(853,306)	(1,158,123)
Interconnection charges	(1,268,184)	(2,072,584)	(1,379,465)
Depreciation and amortisation	(5,347,998)	(8,262,296)	(5,734,315)
Personnel	(1,409,262)	(2,487,218)	(1,769,840)
Selling and marketing	(2,089,966)	(3,612,890)	(2,492,433)
General, administrative and other expenses	(2,535,536)	(5,498,997)	(3,743,063)
Cost of telecommunications products sold	(1,167,509)	(1,342,244)	(2,192,938)
Total operating expenses	(14,555,415)	(24,129,535)	(18,470,177)
Operating profit	3,435,429	5,263,351	5,222,281
Interest income	266,658	2,096,972	1,748,805
Finance costs	(761,267)	(1,917,566)	(1,353,746)
Loss arising from terminations of CCF Arrangements	—	—	(1,193,838)
Other income, net	42,158	19,831	59,229
Profit before taxation	2,982,978	5,462,588	4,482,731
Taxation	(728,659)	(1,041,137)	(1,104,969)
Profit after taxation	2,254,319	4,421,451	3,377,762
Minority interests	(2,789)	35,310	(143,711)
Profit attributable to shareholders	2,251,530	4,456,761	3,234,051

CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited
	As at 30 June	As at 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Non-current assets:
Property, plant and equipment, net	79,699,444	75,748,435	52,863,637
Goodwill	19,785	43,287	295,962
Deferred expenditures	1,500,597	1,015,438	805,869
Deferred tax assets	863,398	1,012,216	994,078
Investment securities	121,547	123,500	88,945
Investment in associated companies	2,363	4,146	25,700
Total non-current assets	82,207,134	77,947,022	55,074,191
Current assets:
Current portion of deferred tax assets	326,710	569,192	19,642
Amounts due from related parties	947,207	1,430,818	539,321
Amounts due from domestic carriers	145,922	199,460	376,246
Prepayments and other current assets	1,422,340	969,561	1,665,661
Inventories	1,028,353	751,991	679,689
Accounts receivable, net	2,959,724	2,498,063	1,545,051
Trading securities	213,798	203,832	373,405
Short-term bank deposits	8,337,761	24,921,943	7,838,935
Cash and cash equivalents	15,755,472	18,413,010	44,716,685
Total current assets	31,137,287	49,957,870	57,754,635
Current liabilities:
Dividend payable	37,055	29,847	59,224
Loans from CCF joint ventures	—	—	—
Payables and accrued liabilities	14,297,734	15,329,436	12,521,167
Amounts due to Unicom Group	381,567	947,934	821,797
Amounts due to related parties	523,874	135,724	53,153
Amounts due to domestic carriers	800,659	742,366	1,276,965
Current portion of obligations under finance leases	8,151	8,151	—
Current portion of long-term bank loans	1,291,408	843,603	766,875
Taxes payable	684,689	1,025,269	1,618,863
Advances from customers	3,123,936	2,765,541	2,615,676
Short-term bank loans	4,975,521	7,089,000	7,733,817
Total current liabilities	26,124,594	28,916,871	27,467,537
Net current assets	5,012,693	21,040,999	30,287,098
Total assets less current liabilities	87,219,827	98,988,021	85,361,289

	Unaudited	Audited
	As at 30 June	As at 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Financed by:
Share capital	1,331,371	1,331,371	1,331,371
Share premium	52,482,127	52,482,127	52,482,127
Reserves	826,286	826,286	601,658
Retained profits	9,292,909	7,041,379	2,809,246
Shareholders’ equity	63,932,693	61,681,163	57,224,402
Minority interests	717,589	829,405	883,252
Non-current liabilities:
Long-term bank loans	22,431,091	36,336,768	27,151,349
Obligations under finance leases	96,681	100,757	—
Other long-term liabilities	41,773	39,928	102,286
Total non-current liabilities	22,569,545	36,477,453	27,253,635
	87,219,827	98,988,021	85,361,289

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Unaudited	Audited

Six months ended 30 June

Year ended 31 December

	Note	2002	2001	2000
		RMB’000	RMB’000	RMB’000
Cash generated from operations	(a)	7,926,090	13,249,360	10,228,880
Interest received		411,743	2,605,507	1,083,148
Interest paid		(997,141)	(2,576,822)	(1,331,326)
Dividends received		5,981	22,864	258
Dividends paid to minority owners of subsidiaries		(3,295)	(29,377)	(153,316)
PRC income tax paid		(588,474)	(2,193,657)	(483,777)
Net cash inflows from operating activities		6,754,904	11,077,875	9,343,867
Investing activities
Purchase of property, plant and equipment		(9,995,704)	(28,547,009)	(21,352,609)
Proceeds from disposals of property, plant and equipment		8,699	131,692	—
Acquisition of minority interests		(36,739)	(18,537)	(1,525,536)
Purchase of investment in associated companies		—	—	(10,696)
Proceeds from disposal of associated companies		—	—	6,446
Decrease(increase) in short-term bank deposits		16,584,182	(17,083,008)	(7,630,435)
Purchase of trading securities		(8,376)	—	(570,905)
Proceeds from disposal of trading securities		4,469	144,976	689,463
Purchase of investment securities		—	(21,426)	(10,903)
Proceeds from disposal of investment securities		3,835	5,139	—
Addition of deferred expenditures		(61,657)	(736,844)	(145,771)
Net cash inflows from (used in) investing activities		6,498,709	(46,125,017)	(30,550,946)

	Unaudited	Audited
	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Financing activities
Proceeds from issue of ordinary shares, net of expenses	—	—	45,275,152
Repayment of loans from CCF joint ventures	—	—	(7,393,940)
(Decrease) increase in amounts due to Unicom Group	(339,800)	126,137	316,430
Proceeds from short-term and long-term bank loans	4,707,103	21,243,410	23,360,879
Repayment of short-term and long-term bank loans	(20,278,454)	(12,626,080)	(1,637,118)
Net cash (used in) inflows from financing activities	(15,911,151)	8,743,467	59,921,403
Net (decrease) increase in cash and cash equivalents	(2,657,538)	(26,303,675)	38,714,324
Cash and cash equivalents, beginning of period	18,413,010	44,716,685	6,002,361
Cash and cash equivalents, end of period	15,755,742	18,413,010	44,716,685
Analysis of the balances of cash and cash equivalents:
Cash balance	5,515	21,943	32,410
Bank balance	15,749,957	18,391,067	44,684,275
Cash and cash equivalents, end of period	15,755,472	18,413,010	44,716,685

(a)     Cash generated from operations

The reconciliation of profit before taxation to cash inflows from operating activities is as follows:

	Unaudited	Audited
	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Profit before taxation	2,982,978	5,462,588	4,482,731
Adjustments for:
Depreciation and amortisation	5,347,998	8,262,296	5,734,315
Interest income	(266,658)	(2,096,972)	(1,748,805)
Interest expense	734,991	1,907,148	1,353,746
Loss on disposal and provision for impairment in value of property, plant and equipment	70,241	686,986	319,659
Provision for doubtful debts	526,752	540,954	444,831
Loss arising from terminations of CCF Arrangements	—	—	1,193,838
Share of losses (profits) from associated companies	1,312	24,773	(258)
Dividends from investment securities	(5,981)	(22,864)	(9,321)
Realised gains on trading securities	(1,569)	(31,979)	(64,956)
Unrealised (gains) losses on trading securities	(15,117)	56,576	(31,855)
Realised gains on investment securities	(385)	(944)	—
(Reversal of) provision for impairment in value of associated companies	(5,663)	(3,219)	7,501
Provision for (reversal of) impairment in value of investment securities	650	(12,490)	6,812
Increase in accounts receivable	(988,413)	(1,493,966)	(993,069)
(Increase) decrease in inventories	(276,362)	(72,302)	54,717
(Increase) decrease in prepayments and other current assets	(533,798)	187,565	(424,133)
Decrease in amounts due from domestic carriers	53,538	176,786	798,537
Decrease (increase) in amounts due from related parties	483,611	(891,497)	(433,506)
(Decrease) increase in payables and accrued liabilities	(986,873)	872,084	(164,854)
Increase (decrease) in advances from customers	358,395	149,865	(31,970)
Increase (decrease) in amounts due to domestic carriers	58,293	(534,599)	(276,355)
Increase in amounts due to related parties	388,150	82,571	11,275
Cash generated from operations	7,926,090	13,249,360	10,228,880

(b)     Supplemental financial information

Payables to equipment and construction suppliers during the six months ended 30 June 2002 decreased by approximately RMB1,023 million (years ended 31 December 2001, 2000: increased by RMB2,706 million and RMB3,828 million).

During 2000, long-term bank loans of approximately RMB10,502 million previously borrowed by Unicom Group were restructured into long-term bank loans borrowed directly by CUCL.

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

1.       Introduction to Unaudited Pro Forma Financial Information of the Combined Group

The accompanying Unaudited Pro Forma Income Statements for the six months ended 30 June 2002 and the year ended 31 December 2001 of the Combined Group give effect to the Acquisition as if such Acquisition had taken place on 1 January 2002 and 2001, respectively. The accompanying Unaudited Pro Forma Balance Sheet as of 30 June 2002 of the Combined Group give effect to the Acquisition as if such Acquisition had taken place on 30 June 2002. The total purchase price of the Acquisition amounts to HK$4,523,181,304 (RMB 4.8 billion) which will all be satisfied by cash.

In addition, the accompanying Unaudited Pro Forma Financial Information of the Combined Group is based upon the historical combined financial statements of the Target Company and the consolidated financial statements of the Group after giving effect to Pro Forma adjustments described in the accompanying notes.

Such Unaudited Pro Forma Financial Information of the Combined Group does not purport to represent what the results of operations of the Combined Group would actually have been if the events described above had in fact occurred at 1 January 2001 or any other date or to project the net profit of the Combined Group for any future period.

The following Unaudited Pro Forma Financial Information of the Combined Group should be read in conjunction with other financial information included elsewhere in this circular.

Unaudited Pro Forma Income Statement of the Combined Group
For the six months ended 30 June 2002
(Expressed in thousands of RMB, except per share data and number of shares)

	Target Company historical	The Group historical	Pro Forma Adjustment	Note	Adjusted Balance
Operating Revenue:
GSM Business	4,545,179	12,938,301	(292,973)	(a)	17,190,507
CDMA Business	132,072	354,030	(11,092)	(a)	475,010
Long Distance, Data and Internet Business	—	2,424,086	(249,215)	(a)	2,007,338
			(167,533)	(b)
Paging Business	—	1,231,021			1,231,021
Total service revenue	4,677,251	16,947,438			20,903,876
Sales of telecommunications products	189,998	1,043,406	(276,308)	(c)	957,096
Total revenue	4,867,249	17,990,844			21,860,972
Operating expenses:
Leased lines and network capacities	(371,419)	(736,960)	167,533	(b)	(940,846)
Interconnection charges	(793,298)	(1,268,184)	553,280	(a)	(1,508,202)
Depreciation and amortisation	(1,313,059)	(5,347,998)	(63,778)	(f)	(6,724,835)
Personnel	(313,104)	(1,409,262)			(1,722,366)
Selling and marketing	(507,521)	(2,089,966)			(2,597,487)
General, administrative and other expenses	(562,924)	(2,535,536)			3,098,460
Cost of telecommunications products sold	(242,587)	(1,167,509)	265,006	(c)	(1,145,090)
Total operating expenses	(4,103,912)	(14,555,415)			(17,737,286)
Operating profit	763,337	3,435,429			4,123,686
Interest income	4,894	266,658	(37,920)	(g)	233,632
Financial costs	(397,625)	(761,267)			(1,158,892)
Other income, net	1,825	42,158			43,983
Profit before taxation	372,431	2,982,978			3,242,409
Taxation	(202,955)	(728,659)	36,734	(e)	(894,880)
Profit after taxation	169,476	2,254,319			2,347,529
Minority interests	—	(2,789)			(2,789)
Profit attributable to shareholders	169,476	2,251,530			2,344,740
Basic and fully diluted earnings per share (RMB)		0.179		(l)	0.187
Weighted average number of shares used in basic calculations (Million shares)		12,553		(l)	12,553
Weighted average number of shares used in fully diluted calculations (Million shares)		12,553		(l)	12,553

Unaudited Pro Forma Balance Sheet of the Combined Group
As of 30 June 2002
(Expressed in thousands of RMB)

	Target Company historical	The Group historical	Pro Forma Adjustment	Note	Adjusted Balance
Non-current assets:
Property, plant and equipment, net	21,824,777	79,699,444			101,524,221
Goodwill	—	19,785	2,551,125	(h)	2,570,910
Deferred expenditures	442,806	1,500,597			1,943,403
Deferred tax assets	298,872	863,398			1,162,270
Investment securities	—	121,547			121,547
Investment in associated companies	—	2,363			2,363
Total non-current assets	22,566,455	82,207,134			107,324,714
Current assets:
Current portion of deferred tax assets	—	326,710			326,710
Amounts due from related parties	672,947	947,207	(325,148)	(i)	1,295,006
Amounts due from domestic carriers Elecom	12,356	145,922			158,278
Prepayments and other current assets	516,316	1,422,340			1,938,656
Inventories	409,584	1,028,353			1,437,037
Accounts receivable, net	571,648	2,959,724			3,531,372
Trading securities	—	213,798			213,798
Short-term bank deposits	—	8,337,761			8,337,761
Cash and cash equivalents	1,045,165	15,755,472	(4,800,000)	(j)	12,000,637
Total current assets	3,228,016	31,137,287			29,240,155
Current liabilities
Dividend payable	—	37,055			37,055
Payables and accrued liabilities	3,149,771	14,297,734			17,447,505
Amounts due to Unicom Group	—	381,567	(325,148)	(i)	56,419
Amounts due to related parties	—	523,874			523,874
Amounts due to domestic carriers	121,273	800,659			921,932
Current portion of obligations under finance leases	—	8,151			8,151
Current portion of long-term bank loans	1,220,835	1,291,408			2,512,243
Taxes payable	455,580	684,689			1,140,269
Advances from customers	1,055,183	3,123,936			4,179,119
Short-term loan due to Unicom Group	1,458,415	—			1,458,415
Short-term bank loans	430,000	4,975,521			5,405,521
Total current liabilities	7,891,057	26,124,594			33,690,503
Net current (liabilities) assets	(4,663,041)	5,012,693			(4,450,348)
Total assets less current liabilities	17,903,414	87,219,827			102,874,366
Financed by:
Shareholders’ equity	2,248,875	63,932,693	(2,248,875)	(k)	63,932,693
Minority interests	—	717,589			717,589
Non-current liabilities:
Long-term bank loans	15,654,539	22,431,091			38,085,630
Obligations under finance leases	—	96,681			96,681
Other long-term liabilities	—	41,773			41,773
Total non-current liabilities	15,654,539	22,569,545			38,224,084

Unaudited Pro Forma Income Statement of the Combined Group
For the year ended 31 December 2001
(Expressed in thousands of RMB, except per share data and number of shares)

	Target Company historical	The Group historical	Pro Forma Adjustment	Note	Adjusted Balance
Operating Revenue:
GSM Business	6,615,952	20,505,058	(409,081)	(a)	26,711,929
Long Distance, Data and Internet Business	—	3,308,944	(227,028)	(a)	2,973,102
			(108,814)	(b)
Paging Business	—	4,341,824	(7,857)	(d)	4,333,967
Total service revenue	6,615,952	28,155,826			34,018,998
Sales of telecommunications products	295,712	1,237,060			1,532,772
Total revenue	6,911,664	29,392,886			35,551,770
Operating expenses:
Leased lines and network capacities	(245,415)	(853,306)	108,814	(b)	(989,907)
Interconnection charges	(971,125)	(2,072,584)	636,109	(a)	(2,407,600)
Depreciation and amortisation	(1,909,296)	(8,262,296)	(127,556)	(f)	(10,299,148)
Personnel	(426,702)	(2,487,218)			(2,913,920)
Selling and marketing	(771,607)	(3,612,890)	7,857	(d)	(4,376,640)
General, administrative and other expenses	(994,531)	(5,498,997)			(6,493,528)
Cost of telecommunications products sold	(382,024)	(1,342,244)			(1,724,268)
Total operating expenses	(5,700,700)	(24,129,535)			(29,205,011)
Operating profit	1,210,964	5,263,351			6,346,759
Interest income	17,490	2,096,972	(209,760)	(g)	1,904,702
Financial costs	(626,322)	(1,917,566)			(2,543,888)
Other income, net	(3,891)	19,831			15,940
Profit before taxation	598,241	5,462,588			5,723,513
Taxation	(275,157)	(1,041,137)	73,956	(e)	(1,242,338)
Profit after taxation	323,084	4,421,451			4,481,175
Minority interests	—	35,310			35,310
Profit attributable to shareholders	323,084	4,456,761			4,516,485
Basic and fully diluted earnings per share (RMB)		0.355		(l)	0.360
Weighted average number of shares used in basic calculations (Million shares)		12,553		(l)	12,553
Weighted average number of shares used in fully diluted calculations (Million shares)		12,553		(l)	12,553

Notes to Pro Forma Adjustments:

(a)                            To eliminate the inter-connection revenue and charges between the Group and the Target Company for the six months ended 30 June 2002 and the year ended 31 December 2001.

(b)                           To eliminate the leased line revenue and expense between the Group and the Target Company for the six months ended 30 June 2002 and the year ended 31 December 2001.

(c)                            To eliminate the sales and cost of telecommunications products between the Group and the Target Company resulting from the selling of certain CDMA mobile phone handsets for the six months ended 30 June 2002.

(d)                           To eliminate the commission income and expenses incurred for the provision of agency services on telecommunication products between the Group and the Target Company for the year ended 31 December 2001.

(e)                            The Target Company was subject to enterprise income tax under the relevant tax rules and regulations applicable to state-owned enterprise (“SOE”) before the Acquisition in the historical records. If the Acquisition had been completed on 1 January 2001 and the Target Company had been registered as a wholly-owned foreign investment enterprise (“FIE”) on that day, and accordingly subject to enterprise income tax based on the tax regulations applicable to FIE, starting from 1 January 2001, this would result in an adjustment for the differences in enterprise income taxes between the applicable tax regulations of SOE and FIE. Such adjustments mainly include the tax effects of various non-deductible expenses under the tax regulations applicable to SOE such as personnel, advertising and promotion expenses etc.

(f)                              To record the amortization of positive goodwill (see the basis of calculation in note (h) below) as a result of the Acquisition of the Target Company as if the Acquisition had taken place on 1 January 2001. The amortization is calculated to write off the cost of positive goodwill on a straight-line basis over the estimated useful life of 20 years.

(g)                           To adjust for reduction in the interest income for the cash consideration to be taken from the internal sources of the Group as if the transaction had taken place on 1 January 2001. Since the cash was deposited in the banks in Hong Kong and the interest income generated therefrom was not subject to income tax, there is no tax effect on the operating results of the Combined Group.

(h)                           To record positive goodwill as a result of the Acquisition of the Target Company as if the Acquisition had taken place on 30 June 2002. For the purpose of preparing these Pro Forma financial statements, positive goodwill is calculated based on the excess of the total purchase consideration of HK$4,523,181,304 (RMB4.8 billion) over the book value of net assets of the Target Company as of 30 June 2002.

For the purpose of determining the goodwill as of the Acquisition date, the separately identifiable tangible assets and liabilities of the Target Company will be adjusted to fair value at the Acquisition date. A valuation of the separately identifiable tangible assets and liabilities of the Target Company will be undertaken prior to the completion of the Acquisition to determine the fair value of the net assets of the Target Company, which may be materially different from the book value of the net assets of the Target Company as of 30 June 2002.

(i)                               To net-off on consolidation basis the inter-company balances between the Group and the Target Company as described in notes (a), (b), (c) and (d) as of 30 June 2002.

(j)                               To record the cash portion of the consideration for the Target Company to be taken from the internal resources of the Group as of 30 June 2002.

(k)                            To eliminate the shareholders’ equity of the Target Company as of 30 June 2002.

(l)                               Pro Forma earnings per share / Pro Forma number of shares are calculated on the assumption that the Company will not issue or allot additional shares for the purpose of the Acquisition.

2.      Working Capital

The Directors are of the opinion that the Combined Group will, following the completion of the Acquisition, have sufficient working capital for its present requirements in the absence of unforeseen material circumstances.

APPENDIX V	PROFIT FORECAST

The net profits of the Target Company for the two years ending 31 December 2002 and 31 December 2003 is set out in the section headed “Letter from the Chairman — Prospective Financial and Operating Information in respect of the Target Company”.

(A)    Bases and Assumptions

The management of the Company and the Target Company have prepared the net profits of the Target Company for the two years ending 31 December 2002 and 31 December 2003. The management of the Company and the Target Company are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the two years ending 31 December 2002 and 31 December 2003. The forecast has been prepared on a basis consistent in all material respects with the accounting policies currently adopted by the Target Company as summarised in Appendix II on the following principal assumptions:

(1)                            there will be no material changes in existing political, legal, regulatory, fiscal or economic conditions in Hong Kong and the PRC;

(2)                            there will be no material changes in legislation or regulations governing the telecommunications industry in the PRC which would materially affect the business or operations of the Target Company;

(3)                            inflation, interest rates and RMB exchange rates will not differ materially from those prevailing as at the date of this circular; and

(4)                            there will be no material changes in the bases or rates of taxation appropriate to the Target Company, except as otherwise disclosed in this circular.

(B)    Letters

Set out below are the text of the letters received from the reporting accountants, PricewaterhouseCoopers, and from the Company’s financial advisers in connection with the profit forecast and prepared for the purpose of inclusion in this circular.

29 November 2002

The Directors

China Unicom Limited

Morgan Stanley Dean Witter Asia Limited

China International Capital Corporation (Hong Kong) Limited

Dear Sirs,

We have reviewed the accounting policies and calculations adopted in arriving at the forecasts of the net profits of Unicom New Century Telecommunications Corporation Limited (the “Target Company”) for the two years ending 31 December 2002 and 2003 (the “Forecast”) as set out in the section headed “Prospective Financial and Operating Information in respect of the Company” in the Letter from the Chairman of the circular dated 29 November 2002 in relation to the proposed acquisition of the equity interest of Unicom New Century (BVI) Limited (the immediate holding company of the Target Company, hereinafter referred to as the “Target Holding Company”) by the Company (the “Acquisition”).

The Forecast, for which the Directors of the Company and the management of the Target Company are solely responsible, has been prepared by them based on the audited results of the Target Company for the six months ended 30 June 2002, the unaudited management accounts for the three months ended 30 September 2002 and a forecast of the results of the Target Company for the remaining three months ending 31 December 2002 and the year ending 31 December 2003, on the basis that the current structure of the Target Company had been in existence throughout the two financial years ending 31 December 2003.

We emphasise that the Forecast relates to future events and is based on assumptions which may not remain valid for the whole of two years to 31 December 2003. Consequently, it cannot be relied upon to the same extent as information derived from audited accounts for completed accounting periods.

In our opinion, the Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled in accordance with the assumptions made by the respective Directors of the Company and the management of the Target Company as set out in Part A of Appendix V of the Circular, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Target Company as set out in our accountant’s report dated 29 November 2002, the text of which is set out in Appendix II of the Circular.

Yours faithfully, PricewaterhouseCoopers Certified Public Accountants Hong Kong

China International Capital Corporation (Hong Kong) Limited Suite 2307, 23rd Floor One International Finance Centre 1 Harbour View Street Central Hong Kong	Morgan Stanley Dean Witter Asia Limited 30th Floor Three Exchange Square Central Hong Kong

29 November 2002

The Directors

China Unicom Limited

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

Dear Sirs,

We refer to the forecasts of the net profits of Unicom New Century Telecommunications Corporation Limited (the Target Company), for the years ending 31 December 2002 and 31 December 2003, as set out in the section headed “Letter from the Chairman — Prospective Financial and Operating Information in Respect of the Target Company” of the circular dated 29 November 2002 issued by China Unicom Limited (the Company).

We have discussed with you the bases and assumptions upon which the profit forecasts have been made. We have also considered the letter dated 29 November 2002 addressed to you and us from PricewaterhouseCoopers regarding the accounting policies and calculations upon which the forecasts have been made.

On the basis of the assumptions made by the management of the Company and the Target Company, respectively, and on the basis of the accounting policies and calculations reviewed by PricewaterhouseCoopers, we are of the opinion that the profit forecasts, for which the management of the Company and the Target Company are solely responsible, have been made after due and careful enquiry.

Yours faithfully, For and on behalf of CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED Bi Mingjian Managing Director	Yours faithfully, For and on behalf of MORGAN STANLEY DEAN WITTER ASIA LIMITED Jia Jonathan Zhu Managing Director

APPENDIX VI	GENERAL INFORMATION

1.            Responsibility Statement

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.            Disclosure of Interests

(i)                                    As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the equity or debt securities of the Company or any of its associated corporations as defined in the SDI Ordinance as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

Name of Director

Personal Interest

Shi Cuiming	30,000 Shares
Tan Xinghui	20,000 Shares
C. James Judson	1,000 ADSs(1)

(1)                                 One American depositary share represents ten ordinary shares of HK$0.10 each in the Company

(ii)                                 As at the Latest Practicable Date, options exercisable for an aggregate of 1,814,400 shares had been granted to the following Directors under the Company’s Pre-Global Offering Share Option Scheme:

Name of Director

Number of shares covered by options

Yang Xian Zu	525,000
Wang Jianzhou	396,200
Shi Cuiming	396,200
Ge Lei	292,600
Tan Xinghui	204,400

As at the Latest Practicable Date, options exercisable for an aggregate of 2,802,000 shares had been granted to the following Directors under the Company’s Share Option Scheme:

Name of Director

Number of shares covered by options

Yang Xian Zu	526,000
Wang Jianzhou	420,000
Shi Cuiming	396,000
Ge Lei	292,000
Tan Xinghui	292,000
Lee Hon Chiu	292,000
Wu Jinglian	292,000
Craig O. McCaw	292,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had or was deemed to have any interests in the equity or debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or part 1 of the Schedule to, the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Hong Kong Stock Exchange.

Save as disclosed herein, none of the Directors is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

As at the Latest Practicable Date, none of the Directors or any professional advisers named in paragraph 7 of this Appendix has any direct or indirect interest in any assets which have been, since 31 December 2001 (being the date to which the latest published audited financial statements of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.            Substantial Shareholders

As at the Latest Practicable Date, so far as the Directors were aware, the following persons were, directly or indirectly, interested in 10 per cent. or more of the issued share capital carrying rights to vote at general meetings of the Company:

	No. of Shares	Percentage of Shares held
Unicom Group	9,725,000,020	77.47%
A Share Company	9,725,000,020	77.47%
Unicom BVI	9,725,000,020	77.47%

Note:

Because of the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights at general meetings of Unicom BVI, in accordance with the SDI Ordinance, the interests of Unicom BVI are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

Save as disclosed herein, the Directors were not aware of anyone who, as at the Latest Practicable Date, was, directly or indirectly, interested in 10 per cent. or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or had any options in respect of such capital.

4.            Service Contracts

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.            Material Adverse Change

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2001, being the date of the latest published audited financial statements of the Company.

6.            Consents

CICC, Chesterton Petty, Lehman Brothers, Morgan Stanley and PricewaterhouseCoopers have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

As at the Latest Practicable Date, none of CICC, Chesterton Petty, Lehman Brothers, Morgan Stanley and PricewaterhouseCoopers has any shareholding in any member of the Group or any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

7.            Qualifications of experts

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names

Qualifications

CICC	Registered investment adviser
Chesterton Petty	Chartered surveyor
Lehman Brothers	Registered investment adviser
Morgan Stanley	Registered investment adviser
PricewaterhouseCoopers	Certified public accountants

8.            Miscellaneous

(a)           The Company Secretary is Ngai Wai Fung (MCF, MBA, LLB and FCIS).

(b)           The registered office and head office of the Company is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

(c)                                 Hong Kong Registrars Limited, the share registrar of the Company, is at Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)           The English text of this circular and form of proxy shall prevail over the Chinese text.

9.            Documents available for inspection

Copies of the following documents will be available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Hong Kong during normal business hours on any business day from the date of this circular until 13 December 2002:

(a)           the Acquisition Agreement;

(b)           the memorandum and articles of association of the Company;

(c)                                 the consolidated audited financial statements of the Group for each of the years ended 31 December 2000 and 31 December 2001;

(d)           the letters of consent referred to in this circular;

(e)                                 the accountants’ report from PricewaterhouseCoopers dated 29 November 2002, the text of which is set out in Appendix II of this circular;

(f)                                   the letters from PricewaterhouseCoopers and the Company’s financial advisers both dated 29 November 2002, the text of which are set out in Appendix V to this circular;

(g)           the letter from Lehman Brothers dated 29 November 2002, the text of which is set out on pages 47 to 69 of this circular;

(h)                                each of the agreements described in the sections headed “Letter from the Chairman — Prospective Connected Transactions” and “Letter from the Chairman — Renewal of Waiver Granted for the Existing Connected Transactions” of this circular, including but not limited to the CDMA Lease Agreement and CDMA Transfer Agreement;

(i)                                    a letter from Chesterton Petty dated 20 November 2002, referred to in the section headed “Letter from the Chairman — Prospective Connected Transactions” of this circular; and

(j)                                    a letter from Chesterton Petty dated 20 November 2002, referred to in the section headed “Letter from the Chairman — Renewal of Waiver Granted for the Existing Connected Transactions” of this circular.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of China Unicom Limited (the “Company”) will be held at Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, One Pacific Place, 88 Queensway, Hong Kong on 23 December 2002 at 3:00 p.m., for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1.                                      “THAT the conditional sale and purchase agreement (the “Acquisition Agreement”) dated 20 November 2002 between China Unicom (BVI) Limited (“Unicom BVI”) and the Company, a copy of which has been initialled by the chairman of this meeting and for the purpose of identification marked “A”, pursuant to which, inter alia, Unicom BVI has agreed as legal and beneficial owner to sell, and the Company has agreed to purchase, the entire issued share capital of Unicom New Century (BVI) Limited for a total purchase price of HK$4,523,181,304, is hereby generally and unconditionally approved and that the directors of the Company are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement.”

2.                                      “THAT the Prospective Connected Transactions as described in the paragraph headed “Prospective Connected Transactions” under the section “Letter from the Chairman” of the circular of the Company dated 29 November 2002, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company, its subsidiaries and the Target Company, as the case may be, together with the relevant upper limits, are hereby approved and that the directors of the Company are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Prospective Connected Transactions.”

3.                                      “THAT the Existing Connected Transactions as described in the paragraph headed “Renewal of Waiver Granted for the Existing Connected Transactions” under the section “Letter from the Chairman” of the circular of the Company dated 29 November 2002, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, together with the relevant upper limits, are hereby approved and the directors of the Company are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Existing Connected Transactions.”

By Order of the Board Ngai Wai Fung Company Secretary

Hong Kong, 29 November 2002.

Notes

1.                                      A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.

2.                                      In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company’s registered office, 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or at any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Form of proxy for the Extraordinary General Meeting

to be held on 23 December 2002

I/We (Note 1)

of

being the registered holder(s) of                                                 shares (Note 2) of HK$0.10 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3)

or

of

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, One Pacific Place, 88 Queensway, Hong Kong on 23 December 2002 at 3:00 p.m., for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).

	FOR (Note 4)	AGAINST (Note 4)
ORDINARY RESOLUTION 1
ORDINARY RESOLUTION 2
ORDINARY RESOLUTION 3

Dated this                 day of                 2002           Signed (Note 5)

Notes:

1.                                      Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.                                      Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.                                      If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.                                   IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.                                      This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.                                      In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.                                      To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.                                      The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.                                      Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

 DETACH PROXY CARD HERE

☒
☐	Mark, Sign, Date and Return the Proxy Card	Votes must be indicated (x)
	Promptly Using the Enclosed Envelope.	in Black or Blue ink.

Please refer to the	FOR	AGAINST
Notice of EGM for details of the Resolutions
1. Ordinary Resolution	1	☐	☐
2. Ordinary Resolution	2	☐	☐
3. Ordinary Resolution	3	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

CHINA UNICOM LIMITED

Instructions to The Bank of New York, as Depositary

(Must be received prior to 12:00 p.m. (New York Time) on December 16, 2002)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China Unicom Limited registered in the name of the undersigned on the books of the Depositary as of the close of business November 18, 2002, at the Extraordinary General Meeting of the Shareholders of China Unicom Limited to be held on December 23, 2002 in Hong Kong.

NOTE:

1.   Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.   It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

CHINA UNICOM LIMITED
P.O. BOX 11447
NEW YORK, N.Y. 10203-0447

To change your address, please mark this box.	☐
To include any comments, please mark this box.	☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.